
ING

FUNDS

40-33


03039398

November 20, 2003

VIA OVERNIGHT MAIL

811-8895


SEC MAIL PROCESSING
RECEIVED
NOV 21 2003
WASH. D.C.
188
SECTION

Office of Filings and Information Services
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

RE: Filing Pursuant to Section 33 of the Investment Company Act of 1940

Dear Sir or Madam:

On behalf of ING Principal Protection Fund (the "Fund"); ING Funds Distributor, LLC, the Fund's distributor; ING Investments, LLC, the Fund's investment adviser; and Aeltus Investment Management, Inc., the Fund's investment sub-adviser, enclosed is five (5) copies of a complaint filed by Walter Price and Heidi Hedlund, Trustees, Heidi Hedlund and Walter Price Revokable Living Trust in the U.S. District Court for the District of Massachusetts (Civil Action No. 03-12198 JLT). The complaint is being filed pursuant to Section 33 of the Investment Company Act of 1940.

If you have any questions involving this filing, please contact me at 480-477-2674.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Sincerely,

PROCESSED
NOV 26 2003
THOMSON FINANCIAL

Huey P. Falgout, Jr.
Chief Counsel
US Legal Services

Enclosures

7337 E. Doubletree Ranch Rd.
Scottsdale, AZ 85258-2034
www.ingfunds.com

Tel.: 480.477.3000
Fax: 480.477.2700

ING Investments, LLC



FUNDS

November 20, 2003

VIA OVERNIGHT MAIL

Office of Filings and Information Services
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
WASH. D.C.
SECTION

RE: Filing Pursuant to Section 33 of the Investment Company Act of 1940

Dear Sir or Madam:

On behalf of ING Principal Protection Fund (the "Fund"); ING Funds Distributor, LLC, the Fund's distributor; ING Investments, LLC, the Fund's investment adviser; and Aeltus Investment Management, Inc., the Fund's investment sub-adviser, enclosed is five (5) copies of a complaint filed by Walter Price and Heidi Hedlund, Trustees, Heidi Hedlund and Walter Price Revokable Living Trust in the U.S. District Court for the District of Massachusetts (Civil Action No. 03-12198 JLT). The complaint is being filed pursuant to Section 33 of the Investment Company Act of 1940.

If you have any questions involving this filing, please contact me at 480-477-2674.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Sincerely,

Huey P. Falgout, Jr.
Chief Counsel
US Legal Services

Enclosures

7337 E. Doubletree Ranch Rd.
Scottsdale, AZ 85258-2034
www.ingfunds.com

Tel.: 480.477.3000
Fax: 480.477.2700

ING Investments, LLC

O 440 (Rev. 10/93) Summons in a Civil Action

UNITED STATES DISTRICT COURT

District of MASSACHUSETTS

WALTER PRICE AND HEIDI HEDLUND, TRUSTEES, REVOCABLE LIVING TRUST D/T/D 12/24/00, DERIVATIVELY ON BEHALF OF ING PRINCIPAL PROTECTION FUND

V.

ING DISTRIBUTOR, LLC, ET. ALS.

SUMMONS IN A CIVIL CASE



SEC MAIL PROCESSING
RECEIVED
NOV 21 2003
WASH, D.C.
SECTION

CASE NUMBER: 03-12198 JLT

TO: (Name and address of Defendant)

ING INVESTMENTS, LLC
7337 EAST DOUBLETREE RANCH RD.
SCOTTSDALE, AZ 85258

YOU ARE HEREBY SUMMONED and required to serve upon PLAINTIFF'S ATTORNEY (name and address)

EDWARD F. HABER
SHAPIRO HABER & URMY LLP
75 STATE STREET, BOSTON, MA 02109
(617) 439-3939

an answer to the complaint which is herewith served upon you, within 20 days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint. You must also file your answer with the Clerk of this Court within a reasonable period of time after service.



UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

CLERK

DATE 11-7-03

(By) DEPUTY CLERK

RETURN OF SERVICE

Service of the Summons and complaint was made by me[1]	DATE
NAME OF SERVER *(PRINT)*	TITLE

Check one box below to indicate appropriate method of service

☐ Served personally upon the third-party defendant. Place where served: ______________________

☐ Left copies thereof at the defendant's dwelling house or usual place of abode with a person of suitable age and discretion then residing therein.

Name of person with whom the summons and complaint were left: ______________________

☐ Returned unexecuted: ______________________

☐ Other (specify): ______________________

STATEMENT OF SERVICE FEES

TRAVEL	SERVICES	TOTAL

DECLARATION OF SERVER

I declare under penalty of perjury under the laws of the United States of America that the foregoing information contained in the Return of Service and Statement of Service Fees is true and correct.

Executed on ______________________ ______________________
Date *Signature of Server*

____
Address of Server

(1) As to who may serve a summons see Rule 4 of the Federal Rules of Civil Procedure.

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

Walter Price and Heidi Hedlund, Trustees, Heidi Hedlund and Walter Price Revocable Living Trust D/T/D, 12/24/00, derivatively on behalf of ING Principal Protection Fund, Plaintiffs, VS. ING Funds Distributor, LLC, ING Investments, LLC, and Aeltus Investment Management Inc., Defendants, and ING Principal Protection Fund, Nominal Defendant.	Civil Action No. JURY TRIAL DEMANDED

DERIVATIVE COMPLAINT

Plaintiffs, through their attorneys, allege upon information and belief, except as to the allegations which pertain to the plaintiffs and their counsel, which are alleged upon personal knowledge. Plaintiffs' information and belief are based, *inter alia*, on the investigation made by their attorneys.

INTRODUCTION

This is an action brought by the Plaintiffs against the Defendants, ING Funds Distributor LLC, ING Investments, LLC, and Aeltus Investment Management Inc., derivatively on behalf

duty to the Fund and the Fund's shareholders and for violation of Section 36(b) of the Investment Company Act of 1940 (the "Investment Company Act"), 15 U.S.C. §80a-35(b). The Plaintiffs allege herein that the Defendants have breached their fiduciary duty to the Fund and its shareholders, and violated Section 36(b) of the Investment Company Act, by charging and receiving from the Fund, Rule 12b-1 distribution fees (the "Distribution Fees") and advisory fees which are excessive. Plaintiffs seek recovery for the Fund, from the Defendants, the excessive fees paid by the Fund to the Defendants.

JURISDICTION AND VENUE

1. This Court has jurisdiction over this action pursuant to Section 44 of the Investment Company Act and 28 U.S.C. §§1331,1332,1337 and 1367. The amount in controversy exceeds $75,000, exclusive of interest and costs.

2. This action arises under and is brought pursuant to Section 36(b) of the Investment Company Act and the common law of the Commonwealth of Massachusetts.

3. Venue is proper in this district pursuant to Section 44 of the Investment Company Act and 28 U.S.C. §1391(b), because the Fund is organized pursuant to Massachusetts law and because the Defendants transact business in this district and many of the acts complained of herein occurred in substantial part in this district.

4. In connection with the acts alleged in this Complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce including, but not limited to, the mails and the interstate telephonic voice and data communications.

PARTIES

5. The Plaintiffs Walter Price and Heidi Hedlund are trustees of the Heidi Hedlund and Walter Price Revocable Living Trust D/T/D 12/24/00. They are, in that capacity, hereinafter referred to as the "Plaintiffs." The Plaintiffs purchased 22,528 shares of the Fund on July 5, 2001 and they have held those shares continuously to the present.

6. The Defendant, ING Investments, LLC ("ING Investments"), formerly known as ING Pilgrim Investments, LLC, is a Delaware limited liability company. It is an "investment advisor" to the Fund, as that term is defined in Section 2(a)(20) of the Investment Company Act, and as that term is used in Section 36(b) of the Investment Company Act. ING Investments is an indirect wholly-owned subsidiary of ING Groep N.V. ("ING Group"). It is an "affiliated company" and an "affiliated person" of the Defendants Aeltus Investment Management, Inc., and ING Funds Distributor, LLC., as those terms are defined in Sections 2(a)(2) and 2(a)(3)(C) of the Investment Company Act. It is an affiliated person of those Defendants as that term is used in Section 36(b) of the Investment Company Act.

7. The Defendant Aeltus Investment Management, Inc. ("Aeltus"), is a corporation organized under the laws of the State of Connecticut. It is an "investment advisor" to the Fund, as that term is defined in Section 2(a)(20) of the Investment Company Act, and as that term is used in Section 36(b) of the Investment Company Act. Aeltus is an indirect wholly-owned subsidiary of ING Group. It is a "affiliated company" and an "affiliated person" of the Defendants ING Investments and ING Funds Distributor, LLC., as those terms are defined in Sections 2(a)(2) and 2(a)(3)(C) of the Investment Company Act. It is an affiliated person of those Defendants as that term is used in Section 36(b) of the Investment Company Act.

8. The Defendant, ING Funds Distributor, LLC ("ING Distributor") is a limited liability company. ING Distributor is an indirect wholly-owned subsidiary of ING Group. It is an "affiliated company" and "affiliated person" of the Defendants ING Investments and Aeltus, as those terms are defined in Sections 2(a)(2) and 2(a)(3)(C) of the Investment Company Act. It is an affiliated person of those Defendants as that term is used in Section 36(b) of the Investment Company Act.

9. The Nominal Defendant, ING Principal Protection Fund (the "Fund"), (formerly known as Pilgrim Principal Protection Fund), is part of the ING Equity Trust (the "Trust"), which is an open - end investment management company registered under the Investment Company Act. ING Equity Trust is a Massachusetts business trust with at least 20 separate funds, one of which is the Fund.

Facts Regarding the Fund

10. The Fund is the first of a series of virtually identical registered open-end investment management companies which have been formed by the Defendants and their affiliates. Those other funds are entitled ING Principal Protection Fund II, III, IV, V, VI, VII and VIII. They are collectively referred to herein as the "Other PP Funds." All of the Other PP Funds are part of the ING Equity Trust. ING Principal Protection Fund VIII ("PP Fund VIII") has been recently formed and, as of the filing of this Complaint, it is in its Offering Period, when its shares are being offered to the public.

11. The business and affairs of the ING Equity Trust and of the Fund are purportedly managed under the direction of the ING Equity Trust Board of Trustees. There are eleven trustees who are the members of the Trust's Board of Trustees.

12. Two of those Trustees, Thomas J. McInerney and John G. Turner, are considered by the Trust to be "interested persons" and hence, not independent trustees of the Trust.

13. The other trustees of the Trust are: Paul S. Doherty, J. Michael Earley, R. Barbara Gitenstein, Walter H. May, Jock Patton, David W.C. Putnam, Blaine E. Rieke, Roger B. Vincent and Richard A. Wedemeyer. Those trustees have been designated by the Fund as persons who are not an interested person of the Trust, as defined in the Investment Company Act, and hence, they have been designated by the Fund as independent trustees. Those Trustees are hereinafter, collectively referred to as the "'Independent' Trustees." The use of that term to refer to those trustees is based upon that designation by the Fund, and is not a statement by Plaintiffs that those Trustees have been properly designated as independent trustees, under the Investment Company Act.

14. All of the trustees of the Trust identified in the two preceding paragraphs are sometimes collectively referred to herein as the "Trustees" or the "Board of Trustees."

15. For all purposes under the Investment Company Act and SEC Rule 12b-1 promulgated thereunder, the Board of Trustees of the Trust constitute the "board of directors" of the Trust and the Fund as the term "board of directors" is used in the Investment Company Act and Rule 12b-1.

16. For all purposes under the Investment Company Act and SEC Rule 12b-1 the Trustees are the "directors" of the Trust and the Fund as the term "directors" is used in the Investment Company Act and Rule 12b-1.

17. The Trustees are also the directors or trustees of all of the Other PP Funds.

18. The "Independent" Trustees are the directors or trustees of numerous trusts which are part of the ING mutual fund complex which trusts have a total of 114 portfolios.

SUBSTANTIVE ALLEGATIONS

The Excessive Rule 12b-1 Distribution Fees

19. Shares in the Fund were offered for sale to the public pursuant to a prospectus dated July 3, 2001. Under the terms of the offering investors could purchase shares in the Fund only during the time period from July 5, 2001 through October 3, 2001, which time period was referred to in the prospectus as the "Offering Phase."

20. The period from October 4, 2001 through October 3, 2006, is defined in the prospectus as the "Guarantee Period." During the Guarantee Period, no additional shares of the Fund have been or will be sold either to the general public or to the existing shareholders of the Fund, except for the reinvestment of shares into the Fund of dividends received from the Fund by current shareholders.

21. The prospectus defines the period after October 3, 2006 as the "Index Plus LargeCap Period." During the Index Plus LargeCap Period, shares of the Fund will be offered, on a continuing basis, only to existing shareholders of the Fund.

22. SEC Rule 12b-1 permits, subject to specified requirements, the establishment by a registered open-end management investment company of a Rule 12b-1 plan and the entering into by a registered open-end management company, a Rule 12b-1 agreement, which plan and agreement provide for the payment by the registered open-end management investment company for activities which are primarily intended to result in the sale of shares issued by

such company, including, but not necessarily limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature.

23. SEC Rule 12b-1 requires that:

a. any Rule 12b-1 plan providing for distribution payments to be made by a registered open-end management investment company, must be terminable at any time by a vote of a majority of the disinterested directors of the investment company;

b. any agreement to implement a Rule 12b-1 plan providing for distribution payments to be made by a registered open-end management investment company, must be terminable on 60 days notice by a vote of a majority of the disinterested directors of the investment company;

c. any Rule 12b-1 plan or agreement to implement such a plan, which provides that it shall continue in effect for more than one year, must provide that such continuance be specifically approved, at least annually, by a majority of the board of directors and majority of the disinterested directors;

d. directors of an investment company may not approve the implementation or the continuation of a Rule 12b-1 plan, unless they conclude, in the exercise of reasonable business judgment and in light of their fiduciary duties under state law and under Sections 36(a) and (b) of the Investment Company Act, that there is a reasonable likelihood that the plan will benefit the investment company and its shareholders.

24. In light of the lack of any public sales or distribution of shares of the Fund during the Guarantee Period, the costs incurred by the Defendant ING Distributor or any other affiliated company of the Defendants during the Guarantee Period, for any activity which was or will be primarily intended to result in the sale of shares issued by the Fund during the Guarantee Period, including, but not limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature, have been and will continue to be *de minimus*.

25. Prior to the beginning of the Offering Phase, the Fund enacted a plan (the "Plan") purportedly pursuant to Securities and Exchange Commission ("SEC") Rule 12b-1, pursuant to which the Fund would pay the Defendant ING Distributor an annual distribution fee (paid monthly) equal to 1% of the net asset value of the Fund.

26. Since the Plan was enacted prior to the sale of shares of the Fund to the public, the Plan was not approved by a vote of a majority of the owners of a majority of the outstanding shares of the Fund. *See* Rule 12b-1(b)(1).

27. The Plan was approved by a unanimous vote of the Board of Trustees of the Fund and by a unanimous vote of the "Disinterested" Trustees.

28. Prior to the beginning of the Offering Phase, the Fund also entered into an agreement with the Defendant ING Distributor (the "Agreement"), pursuant to the Plan and purportedly pursuant to Rule 12b-1, pursuant to which the Fund would pay the Defendant ING Distributor an annual distribution fee (paid monthly) equal to 1% of the net asset value of the Fund.

29. The Agreement was approved by a unanimous vote of the Board of Trustees of the Fund and by a unanimous vote of the "Disinterested" Trustees of the Fund.

30. The Plan and Agreement both provide (as required by Rule 12b-1(b)(3)(i)) that they may continue for more than one year only if they are specifically approved by a vote of the Board of Trustees and by a vote of the "Independent" Trustees, at least annually.

31. On information and belief, the Trustees and the "Independent" Trustees, specifically voted unanimously to continue the Plan and the Agreement, on at least two annual occasions, since their original approval of the Plan and the Agreement.

32. On information and belief, the Trustees, at least quarterly since October 2001, have received and reviewed a written report of the amount paid by the Fund to the Defendant ING Distributor and the purposes for which such expenditures were made. The Trustees did not vote to discontinue or terminate the Plan or the Agreement after any of those reviews.

33. Since October 4, 2001, the beginning of the Guarantee Period, to the present, the Fund has been charged by, and has paid to, the Defendant ING Distributor, pursuant to the Plan and the Agreement, a Distribution Fee (paid monthly) equal to 1% of the net asset value of the Fund per year. During its fiscal year ended May 31, 2002, the Fund paid the Defendant ING Distributor approximately $3,300,000 in Distribution Fees. During its fiscal year ended May 31, 2003, the Fund paid the Defendant ING Distributor approximately $4,500,000 in Distribution Fees. Plaintiffs estimate that the Fund, since May 31, 2003, continued to pay the Defendant ING Distributor approximately the same periodic amounts for distribution fees as it did during its fiscal year ended May 31, 2003. Accordingly, the Plaintiffs estimate that the Fund has paid the Defendant ING Distributor approximately $4,500,000 in Distribution Fees during the one-year period prior to the filing of this Complaint and approximately $9,000,000 in Distribution Fees since the beginning of the Guarantee Period.

34. The Distribution Fees paid by the Fund to the Defendant ING Distributor were excessive, because those payments materially exceeded the expenses incurred by the Defendant ING Distributor during that time period, which expenses were incurred primarily to result in the sale of shares issued by the Fund, including, but not limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature. In fact, as explained above, those expenses of Defendant ING Distributor since the beginning of the Guarantee Period were *de minimus.*

35. Plaintiffs estimate that the Fund, after the filing of this Complaint, will continue to pay the Defendant ING Distributors approximately the same periodic amounts for Distribution Fees as it did during its fiscal year ended May 31, 2003. Accordingly, the Plaintiffs estimate that the Fund will pay the Defendant ING Distributor, each month after the filing of this Complaint, approximately $375,000 in Distribution Fees.

36. The Distribution Fees that will be paid by the Fund to the Defendant ING Distributor after the filing of this Complaint and during the Guarantee Period will be excessive, because those payments will materially exceed the expenses that will be incurred by the Defendant ING Distributor after the filing of the Complaint and during the Guarantee Period, which expenses will be incurred primarily to result in the sale of shares issued by the Fund, including, but not limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature. In fact, as explained above, those expenses of Defendant ING Distributor after the filing of this Complaint and during the Guarantee Period, will be *de*

minimus.

37. In light of the fact that no sales of Fund shares have been, or will be, made to the public during the Guarantee Period, the continuation of the Fund's Plan and the Fund's Agreement with the Defendant ING Distributor, during the Guarantee Period was (and continues to be) without any reasonable basis because there was (and continues to be) not only no reasonable likelihood, there was (and continues to be) in fact no likelihood, that the continuation of the Plan and the Agreement during that time period would benefit the Fund and its shareholders.

38. In light of the fact that no sales of Fund shares have been, or will be, made to the public during the Guarantee Period, the payment by the Fund of the above referenced distribution fees during the Guarantee Period was (and continues to be) without any reasonable basis because there was (and continues to be) not only no reasonable likelihood, there was (and continues to be) in fact no likelihood, that the payment by the Fund of the above referenced distribution fees to the Defendant ING Distributors during that time period would benefit the Fund and its shareholders.

39. The Trustees of the Fund have a fiduciary duty to the Fund and its shareholders.

40. By approving the Plan and the Agreement, and by approving of the continuation of the Plan and the Agreement during the Guarantee Period, in light of the fact that there was no reasonable likelihood that payment by the Fund of the distribution fees set forth in the Plan and the Agreement would benefit the Fund and its shareholders, the Trustees breached their fiduciary duty to the Fund and its shareholders and breached their obligations under SEC Rule 12b-1(e).

41. As an affiliated company of the Defendants ING Investments and Aeltus, Defendant ING Distributor has a fiduciary duty to the Fund and its shareholders. Furthermore, as an affiliated company of the Defendants ING Investments and Aeltus, ING Distributor is liable under Sec. 36(b) of the Investment Company Act to the Fund for excessive compensation or payments paid to it by the Fund.

42. By collecting excessive distribution fees from the Fund during the Guarantee Period, ING Distributor breached its fiduciary duty to the Fund and its shareholders and is liable for those excessive distribution fees paid to it by the Fund pursuant to Sec. 36(b) of the Investment Company Act and the common law.

43. By continuing to collect excessive distribution fees from the Fund after the filing of this Complaint, ING Distributor continues to breach its fiduciary duty to the Fund and its shareholders and to violate Sec. 36(b) of the Investment Company Act.

The Excessive Management and Advisory Fees

44. Sec. 15(a) of the Investment Company Act provides that any contract to serve as an investment advisor of a registered investment company must:

a. specifically precisely all compensation to be paid thereunder;

b. provide that it is terminable, without cause and without penalty, on no more than sixty days notice, by the investment company's board of directors;

c. provide that it may continue in effect for more than two years only if its continuance is specifically approved annually by a vote of the board of directors of the investment company.

45. The Fund has advisory and sub-advisory contracts with the Defendants ING Investments and Aeltus which contain the provisions described in the preceding paragraph (the "Investment Advisory Contracts").

46. On information and belief, the Investment Advisory Contracts were approved by a unanimous vote of the Trustees.

47. On information and belief, the continuation of the Investment Advisory Contracts was approved by the unanimous vote of the Trustees some time prior to July 5, 2003.

48. The Defendant ING Investments, as the investment advisor for the Fund, has overall and ultimate responsibility for the management of the Fund's investments, pursuant to the investment criteria set forth in the Prospectus and the governing Fund documents. The Defendant Aeltus, as the investment sub-advisor for the Fund, has the operating responsibility for the management of the Fund investments, pursuant to the investment criteria set forth in the Prospectus and the governing Fund documents. The Prospectus for the Fund describes, at pages 2, 3 and 15, investment criteria for the Fund, during the Guarantee Period, and the responsibilities of the Defendants ING Investments and Aeltus as the Fund's investment advisor and sub-advisor, respectively. Page 15 also sets forth the advisory and sub-advisory fees to be paid by the Fund to the Defendants, ING Investments and Aeltus. A copy of those pages of the Prospectus for the Fund are attached hereto as Exhibit A, and are incorporated herein by reference.

49. As reflected in Exhibit A, the assets of the Fund are allocated, based upon criteria described therein, into two components, the Equity Component and the Fixed Component.

50. Since the commencement of the Guarantee Period, the Defendant ING Investments has been paid an advisory fee by the Fund of .80% of the Net Asset Value of the Fund, each year, in payment for the advisory services described above and in Exhibit A. That .80% advisory fee is paid on all of the Net Asset Value of the Fund, without regard to whether those assets are invested in the Equity Component or the Fixed Component.

51. Since the commencement of the Guarantee Period, the Defendant Aeltus has been paid a sub-advisory fee of .40% of the Net Asset Value of the Fund, each year, in payment for the sub-advisory services described above and in Exhibit A. Aeltus' sub-advisory fee has been paid by ING Investments, out of the advisory fee paid to ING Investments by the Fund. That .40% sub-advisory fee is paid on all of the Net Asset Value of the Fund, without regard to whether those assets are invested in the Equity Component or the Fixed Component.

52. A supplement dated July 22, 2003, was issued to the July 3, 2001, Prospectus for the Fund (the "Supplement"). A copy of the Supplement is attached hereto as Exhibit B and incorporated herein by reference. The Supplement provides that under specified circumstances, the Equity Component of the Fund's investments could be invested in exchange traded funds ("ETFs"), which are passively managed investment companies traded on a securities exchange whose goal is to track or replicate a desired index. The Supplement did not disclose any change in any investment advisory fees paid by the Fund to the Defendants, ING Investments and Aeltus. Accordingly, the Fund will pay the Defendant, ING Investments, .80% of the net asset value of the Fund assets invested in the ETFs and Aeltus will be paid a sub-advisory fee of .40% of the net asset value of the Fund assets invested in the ETFs.

53. The Fund and the Other PP Funds have numerous common characteristics, and no material differences, in the way they are organized, marketed and in the way their assets are managed and invested. Some of those common characteristics are:

a. They are all part of the ING Equity Trust, which is an open-end investment management company registered under the Investment Company Act. The ING Equity Trust is a Massachusetts business trust with at least 20 separate funds, one of which is the Fund and seven of which are the Other PP Funds.

b. Their shares were sold to the public only during limited time periods, called the Offering Phase or Offering Period. Thereafter there is a Guarantee Period of five years. During the Guarantee Period no shares will be sold to either the public or current shareholders, except for the reinvestment of dividends by current shareholders. Thereafter there will be an Index Plus LargeCap Period, during which shares will be offered, on a continuing basis, only to existing shareholders.

c. The investment criteria and asset allocation during each of the defined time periods – the Offering Phase, the Guarantee Period and the Index Plus LargeCap Period – are identical or virtually identical.

d. The Defendant ING Investments is the investment advisor for all of the Other PP Funds and its duties and responsibilities as investment advisor is identical for the Fund and for all of the Other PP Funds.

e. The Defendant Aeltus is the investment sub-advisor for all of the Other PP Funds and its duties and responsibilities as investment sub-advisor is identical for the Fund and for all of the Other PP Funds.

f. The same individual, Mary Ann Fernandez, Senior Vice President of Aeltus, serves as strategist for the Fund and all of the Other PP Funds. Furthermore, Ms. Fernandez is responsible for overseeing the overall strategy of the Fund and all of the Other PP Funds and the allocation of Fund Assets and the assets of the Other PP Funds, between the Equity and Fixed Components.

g. The same individual, Hugh T. M. Whelan, Portfolio Manager at Aeltus, co-manages the Equity Component of the investments of the Fund and the Equity Component of the investments of all of the Other PP Funds.

h. The same individual, Douglas E. Cote, Portfolio Manager at Aeltus, co-manages the Equity Component of the investments of the Fund and the Equity Component of the investments of all of the Other PP Funds.

i. The same individual, John Murphy, Portfolio Manager at Aeltus, manages the Fixed Component investment of the Fund and all of the Other PP Funds.

54. The Prospectus for the Principal Protection Fund VII ("PP Fund VII") describes, at pages 2, 3, and 17, investment criteria for the PP Fund VII, during the Guarantee Period, and the responsibilities of the Defendants ING Investments and Aeltus as PP Fund VII's investment advisor and sub-advisor, respectively. Page 17 also sets forth the advisory and sub-advisory fees to be paid by Fund VII to the Defendants, ING Investments and Aeltus. A Supplement, dated June 24, 2003, to the PP Fund VII Prospectus (the "PP Fund VII Supplement"), discloses the waiver, by ING Investments, of the entire .80% management fee described on page 17 of the PP Fund VII Prospectus. Pages 2, 3 and 17 of the PP Fund VII and the PP Fund VII Supplement are attached hereto as Exhibit C and are incorporated herein by

reference.

55. As reflected in Exhibit C, the Defendant ING Investments is currently being paid no annual investment advisory fee on the net asset value of the PP Fund VII. This is .80% less than the investment advisory fee which ING Investments charges the Fund.

56. As reflected in Exhibit C, before the waiver of the advisory fee described in the PP Fund VII Supplement, Aeltus was to receive an annual sub-advisory fee during the Guarantee Period of .36% of the net asset value of the PP Fund VII.

57. As reflected in Exhibits A, B and C, the duties and responsibilities of the Defendant ING Investments, as investment advisor for the Fund and for PP Fund VII (which have virtually identical investment criteria and parameters) are identical. Nevertheless, the Defendant ING Investments has charged, and continues to charge, the Fund more of the net asset value of the Fund's investments in the Fixed and ETS Components than it will be paid by PP Fund VII for identical investment advisory services.

58. The Prospectus for the PP Fund VIII describes, at pages 2, 3 and 17, investment criteria for the PP Fund VIII, during the Guarantee Period, and the responsibilities of the Defendants ING Investments and Aeltus as PP Fund VIII's investment advisor and sub-advisor, respectively. Page 17 also sets forth the advisory and sub-advisory fees to be paid by the PP Fund VIII, the Defendants, ING Investments and Aeltus. A copy of those pages of the Prospectus for the PP Fund VIII are attached hereto as Exhibit D, and are incorporated herein by reference.

59. As reflected in Exhibit D, the Defendant ING Investments will be paid an annual investment advisory fee of .80% of net asset value of the PP Fund VIII investment in the Equity Component of the asset allocation but ING Investments will only be paid an annual investment advisory fee of .55% of the net asset value of the PP Fund VIII investments in the Fixed Component and ETS Component of the asset allocation. This is .25% of the Net Asset Value of the investments in the Fixed Component and the ETS Component less than the .80% investment advisory fee which ING Investments charges the Fund for its investments in its Fixed and ETS Components.

60. As reflected in Exhibits A, B and D, the duties and responsibilities of the Defendant ING Investments, as investment advisor for the Fund and for PP Fund VIII (which have virtually identical investment criteria and parameters) are identical. Nevertheless, the Defendant ING Investments has charged, and continues to charge, the Fund .25% more of the net asset value of the Fund's investments in the Fixed and ETS Components than it will be paid by PP Fund VIII for identical investment advisory services.

61. Those facts demonstrate that the investment advisory fees received by Defendant ING Investments from the Fund, and to be received after the filing of this Complaint, are excessive.

62. As the investment advisor to the Fund, the Defendant ING Investments has a fiduciary duty to the Fund and its shareholders.

63. By collecting excessive investment advisory fees from the Fund, Defendant ING Investments breached its fiduciary duty to the Fund and its shareholders and violated Sec. 36(b) of the Investment Company Act.

64. By continuing to collect excessive investment management fees from the Fund after the filing of this Complaint, Defendant ING Investments continues to breach its fiduciary duty to the Fund and its shareholders and violate Sec. 36(b) of the Investment Company Act.

65. As reflected in Exhibit C, the Defendant Aeltus will be paid an annual investment sub-advisory fee of .36% of the net asset value of the investments of PP Fund VII during the Guarantee Period, if the waiver of the investment advisory fees described in the PP Fund VII Supplement is reversed. This would be .04% less than the investment sub-advisory fee which Aeltus receives as investment sub-advisor for the Fund.

66. As reflected in Exhibit D, the Defendant Aeltus will be paid an annual investment sub-advisory fee of .36% of the net asset value of the investments of PP Fund VIII in the Equity Component and .2475% of the net asset value of investments of the PP Fund VIII in the Fixed Component. This is .04% less than the investment sub-advisory fee which Aeltus receives as investment sub-advisor for the Fund for Equity Component investments and .1525% less than the investment sub-advisory fee which Aeltus receives as investment sub-advisor of the Fund for the Fund's Fixed Component investments.

67. As reflected in Exhibits A, B, C and D, the duties and responsibilities of the Defendant Aeltus, as investment sub-advisor for the Fund and for PP Fund VII and VIII (all of which have virtually identical investment criteria and parameters) are identical. Nevertheless, the Defendant Aeltus has received, and continues to receive, more from the Fund than it will be paid for identical investment sub-advisory services to PP Fund VII and VIII.

68. Those facts demonstrate that the investment sub-advisory fees received by Defendant Aeltus, and to be received after the filing of this Complaint, are excessive.

69. As the investment sub-advisor to the Fund, the Defendant Aeltus has a fiduciary duty to the Fund and its shareholders.

70. By collecting excessive investment sub-advisory fees, Defendant Aeltus breached its fiduciary duty to the Fund and its shareholders and violated Sec. 36(b) of the Investment Company Act.

71. By continuing to collect excessive investment advisory fees after the filing of this Complaint, Defendant Aeltus continues to breach its fiduciary duty to the Fund and its shareholders and violate Sec. 36(b) of the Investment Company Act.

DERIVATIVE ALLEGATIONS

72. This action is brought by the Plaintiffs derivatively, on behalf of the Fund, to recover excessive Rule 12b-1 Distribution Fees paid by the Fund to the Defendant ING Distributor.

73. This action is also brought by the Plaintiffs, derivatively, on behalf of the Fund to recover excessive management or advisory fees paid by the Fund to the Defendants, ING Investments and Aeltus.

74. In each instance, the charging of, and receiving of, excessive fees by the Defendants, from the Fund, constituted a breach by the Defendants of their fiduciary duty to the Fund and violated Sec. 36(b) of the Investment Company Act.

75. This action is brought by the Plaintiffs, derivatively, on behalf of the Fund, pursuant to Rule 36(b) of the Investment Company Act. Accordingly, the Plaintiffs were not required to, and have not, made demand upon the Trustees of the Fund to bring this action on behalf of the Fund. *See, Daily Income, Inc. v. Fox,* 464 U.S. 523, 104 S.Ct. 831 (1984).

76. Even if it had been required for demand to be made upon the Trustees to cause the Fund to bring this action against the Defendants, the making of such demand in this case would have been futile and, hence, is excused.

77. Demand upon the Trustees would have been futile because the claims asserted herein are based upon the excessiveness of fees charged to the Fund by the Defendant pursuant to the Plan, the Agreement and the Advisory Fee Contracts which the Trustees have specifically voted to approve and voted to continue.

78. Under these circumstances, each of the Trustees is deemed "interested" in the transactions and conduct at issue, because each of the Trustees ". . . is a party to the transactions and conduct." 1. ALI Principal of Corporate Government: Analysis and Recommendations Section 1.23(a)(1) (1994) as cited in *Harhen v. Brown*, 431 Mass. 838, 843 (2000).

79. There being no disinterested trustees with respect to this matter, demand on the Trustees would be futile.

80. That demand would be futile under these circumstances is reinforced by the following conclusion in *Daily Income Fund, Inc.*, 464 U.S. at 546 (Stevens, J., concurring):

> . . . a demand requirement would serve no meaningful purpose . . . the contract against the Fund and its investment advisor had been expressly approved by the independent directors of the Fund. Since the disinterested directors are required to review and approve all advisory fees and contracts under Sec. 15 of the Act. . . a demand would be a futile gesture after directors have already passed on the contract.

COUNT I

Against the Defendant ING Distributor for Breach of Fiduciary Duty and For Violation of Sec. 36(b) of the Investment Company Act

81. The Plaintiffs repeat and reallege all of the preceding paragraphs in this Complaint.

82. The Defendant ING Distributor is liable to the Fund for breach of its fiduciary duty to the Fund and its shareholders and for violation of Sec. 36(b) of the Investment Company Act.

83. The Fund has been damaged by the Defendant ING Distributor's breach of its fiduciary duty to the Fund and its shareholders and by its violation of Sec. 36(b) of the Investment Company Act, by the amount which the Defendant ING Distributor received from the Fund as distribution fees during the Guarantee Period.

COUNT II

Against the Defendants ING Investments and Aeltus for Breach of Fiduciary Duty and For Violation of Sec. 36(b) of the Investment Company Act

84. The Plaintiffs repeat and reallege all of the preceding paragraphs in this Complaint.

85. The Defendant ING Investments and Aeltus are liable to the Fund for breach of their fiduciary duties to the Fund and its shareholders and for violation of Sec. 36(b) of the Investment Company Act.

86. The Fund has been damaged by the breach by Defendants ING Investments and Aeltus of their fiduciary duties to the Fund and its shareholders and by their violations of Sec. 36(b) of the Investment Company Act, by the excessive amounts which the Defendants ING Investments and Aeltus received and will receive as investment advisory and investment sub-advisory fees.

WHEREFORE: Plaintiffs pray this Honorable Court to:

A. Find the Defendants liable for breach of their fiduciary duties to the Fund and its shareholders and for violation of Sec. 36(b) of the Investment Company Act;

B. Declare that the distribution, advisory and sub-advisory fees that have been and continue to be charged by the Defendants are excessive;

C. Issue a permanent injunction, enjoining the Defendants from continuing to charge the distribution, advisory and sub-advisory fees which this Court finds to be excessive;

D. Determine and award to the Fund the amount of excessive distribution, advisory and sub-advisory fees that the Defendants have received from the Fund;

E. Award the Plaintiffs their reasonable attorneys fees and costs; and

F. Any other further relief which this Court finds just and proper.

Dated: November 7, 2003

Submitted by the attorneys for the Plaintiffs,



Edward F. Haber BBO No. 215620
Christine E. Morin BBO No. 600237
Shapiro Haber & Urmy LLP
75 State Street
Boston, MA 02109
(617) 439-3939

OF COUNSEL:

Richard J. Vita BBO No. 510260
77 Franklin Street, 3rd Fl.
Boston, MA 02110

DECLARATION

Now comes Walter Price, Trustee, Revokable Living Trust D/T/D, 12/24/00, and he hereby deposes and says:

1. I am a Plaintiff in the action entitled *Walter Price and Heidi Hedlund, Trustees, Revokable Living Trust D/T/D, 12/24/00, derivatively on behalf of ING Principal Protection Fund v. ING Funds Distributor, LLC, ING Investments, LLC, and Aeltus Investment Management, Inc., defendants, and ING Principal Protection Fund, nominal defendant.*

2. I have reviewed the Derivative Complaint in the action. The allegations in paragraph five of the Complaint are true and accurate to the best of my knowledge and belief.

Signed and sworn to this 27 day of October, 2003, under the pains and penalties of perjury.



Walter Price, Trustee

EXHIBIT A

Prospectus

July 3, 2001

Classes A, B and C

Pilgrim Principal Protection Fund

The Offering Phase will run from July 5, 2001 through October 3, 2001. All monies to purchase shares during the Offering Phase must be received no later than October 3, 2001.



This prospectus contains important information about investing in the Pilgrim Principal Protection Fund. You should read it carefully before you invest, and keep it for future reference. Please note that your investment: is not a bank deposit, is not guaranteed by the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board or any other government agency and is affected by market fluctuations. There is no guarantee that the Fund will achieve its objective. As with all mutual funds, the U.S. Securities and Exchange Commission (SEC) has not approved or disapproved these securities nor has the SEC judged whether the information in this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.


ING PILGRIM

PILGRIM PRINCIPAL PROTECTION FUND

GUARANTEE PERIOD OBJECTIVE



During the Guarantee Period, the Fund seeks to participate in favorable equity market conditions while preserving at least the principal amount of the Fund as of the inception of the Guarantee Period.

GUARANTEE PERIOD INVESTMENT STRATEGY



Under normal market conditions, during the Guarantee Period the Fund's assets are allocated between an:

- **Equity Component,** consisting primarily of common stocks, and a
- **Fixed Component,** consisting primarily of U.S. Government securities.

Equity Component — the Equity Component will be managed by the Sub-Adviser to the Fund, subject to oversight by the Adviser. The Sub-Adviser will employ an Enhanced Index Strategy. That strategy means that the Sub-Adviser invests at least 80% of the Equity Component's net assets in stocks included in the Standard and Poor's 500 Index (S&P 500), although the weightings of the stocks will vary somewhat from their respective weightings in the S&P 500, as described below. The Equity Component may also include up to 20% of S&P 500 futures contracts. The S&P 500 is a stock market index comprised of common stocks of 500 of the largest publicly traded companies in the U.S. selected by Standard and Poor's Corporation (S&P).

The Sub-Adviser manages the Equity Component by overweighting those stocks that it believes will outperform the S&P 500 and underweighting (or avoiding altogether) those stocks that it believes will underperform the S&P 500. Stocks that the Sub-Adviser believes are likely to match the performance of the S&P 500 are invested in proportion to their representation in the Index. To determine which stocks to weight more or less heavily, the Sub-Adviser uses internally developed quantitative computer models to evaluate various criteria, such as the financial strength of each company and its potential for strong, sustained earnings growth. At any one time, the Equity Component must hold 400 stocks and generally holds between 400 and 450 stocks included in the S&P 500. Although the Equity Component will not hold all of the stocks in the S&P 500, the Sub-Adviser expects that there will be a close correlation between the performance of the Equity Component and that of the S&P 500 in both rising and falling markets.

The Fund may use futures for hedging purposes. Futures contracts provide for the future sale by one party and purchase by another party of a specified amount of a financial instrument or a specific stock market index for a specified price on a designated date. During the Guarantee Period, the Fund may only invest in futures contracts on the S&P 500 and U.S. Treasury securities.

Fixed Component — the Sub-Adviser looks to select investments for the Fixed Component with financial characteristics that will, at any point in time, closely resemble those of a portfolio of zero coupon bonds which mature within one month of the Guarantee Maturity Date. The Fixed Component will consist primarily of securities issued or guaranteed by the U.S. Government and its agencies or instrumentalities of a short- to intermediate-duration. Duration refers to the sensitivity of fixed income securities to interest rate changes. Generally, fixed income securities with shorter durations are less sensitive to changes in interest rates. These securities include STRIPS (Separate Trading of Registered Interest and Principal of Securities). STRIPS are created by the Federal Reserve Bank by separating the interest and principal components of an outstanding U.S. Treasury or agency bond and selling them as individual securities. The Fixed Component may also include corporate bonds rated AA– or higher by S&P and/or Aa3 or higher by Moody's Investors Service, Inc., futures on U.S. Treasury securities and money market instruments.

Asset Allocation — the Sub-Adviser uses a proprietary computer model to determine, on an ongoing basis, the percentage of assets allocated to the Equity Component and to the Fixed Component. The model evaluates a number of factors, including, but not limited to:

- the market value of the Fund's assets as compared to the aggregate guaranteed amount;
- the prevailing level of interest rates;
- equity market volatility; and
- the length of time remaining until the Guarantee Maturity Date.

The model will determine the initial allocation between the Equity Component and the Fixed Component on the first day of the Guarantee Period and will evaluate the allocations on a daily basis thereafter. Generally, as the market value of the Equity Component rises, more assets are allocated to the Equity Component, and as the market value of the Equity Component declines, more assets are allocated to the Fixed Component.

The model may require the Fund to have a portfolio turnover rate in excess of 200%. Portfolio turnover refers to the frequency of portfolio transactions and the percentage of portfolio assets being bought and sold during the year.

Transition Period. After the Guarantee Maturity Date, the Fund will, in the ordinary course of its investment activities, sell any fixed-income securities remaining in its portfolio and purchase stocks included in the S&P 500 and S&P 500 futures contracts as soon as reasonably practicable, in order to conform its holdings to the Fund's Index Plus LargeCap Period investment objective as described later in the Prospectus.

GUARANTEE PERIOD RISKS



The principal risks of an investment in the Fund during the Guarantee Period are those generally attributable to stock and bond investing. The success of the Fund's strategy depends on the Sub-Adviser's ability to allocate assets between the Equity Component and the Fixed Component and in selecting investments within each component. **Because the Fund invests in both stocks and bonds, the Fund may underperform stock funds when stocks are in favor and underperform bond funds when bonds are in favor.**

The risks associated with investing in **stocks** include sudden and unpredictable drops in the value of the market as a whole and periods of lackluster or negative performance. The performance of the Equity Component also depends significantly on the Sub-Adviser's skill in determining which securities to overweight, underweight or avoid altogether.

The principal risk associated with investing in **bonds** is that interest rates may rise, which generally causes bond prices to fall. The market value of a zero coupon bond portfolio (which may include STRIPS) generally is more volatile than the market value of a portfolio of fixed income securities with similar maturities that pay interest periodically. With corporate bonds, there is a risk that the issuer will default on the payment of principal or interest.

If interest rates are low (particularly at the inception of the Guarantee Period), Fund assets may be largely invested in the Fixed Component in order to increase the likelihood of preserving the value of the Fund as measured at the inception of the Guarantee Period. In addition, if during the Guarantee Period the equity markets experience a major decline, the Fund's assets may become largely or entirely invested in the Fixed Component. In fact, if the value of the Equity Component were to decline by 30% in a single day, a complete and irreversible reallocation to the Fixed Component may occur. In this circumstance, the Fund would not participate in any subsequent recovery in the equity markets. Use of **the Fixed Component reduces the Fund's ability to participate as fully in upward equity market movements, and therefore represents some loss of opportunity, or opportunity cost, compared to a portfolio that is more heavily invested in equities. In addition, the terms of a Financial Guaranty Agreement executed in connection with the Guarantee prescribes the manner in which the Fund must be managed during the Guarantee Period. Accordingly, the Financial Guaranty Agreement could limit the Sub-Adviser's ability to alter the management of the Fund during the Guarantee Period in response to changing market conditions.**

The use of futures contracts by the Fund can amplify a gain or loss, potentially earning or losing substantially more money than the actual cost of the investment. In addition, while a hedging strategy can guard against potential risks for the Fund as a whole, it adds to the Fund's expenses and may reduce or eliminate potential gains. There is also a risk that a futures contract intended as a hedge may not perform as expected.

The asset allocation process results in additional transaction costs such as brokerage commissions. This process can have an adverse effect on the performance of the Fund during periods of increased equity market volatility. In addition, a high portfolio turnover rate, which may also have an adverse effect on the performance of the Fund, may increase the Fund's transaction costs.

The asset allocation process and sale of fixed-income securities in connection with the transition period may also result in the realization of additional gains to the Fund and may therefore also increase the tax liability of shareholders. The Fund will distribute any net gains and income to shareholders. Such distributions are taxable to shareholders even if the distributions are reinvested in the Fund.

Shares of the Fund may fall in value and you could lose money by investing in the Fund if you redeem your shares prior to the Guarantee Maturity Date or if you continue to hold Fund shares after the Guarantee Maturity Date.

For a description of additional principal risks, see "Other Principal Risks of Investing in the Fund and "More Information About Risks" later in this Prospectus.



ING Pilgrim Investments, LLC, a Delaware limited liability company (ING Pilgrim or Adviser), serves as the investment adviser to the Fund. ING Pilgrim has overall responsibility for the management of the Fund. ING Pilgrim provides or oversees all investment advisory and portfolio management services for the Fund, and assists in managing and supervising all aspects of the general day-to-day business activities and operations of the Fund, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services.

Organized in December 1994, ING Pilgrim is registered as an investment adviser. ING Pilgrim is an indirect wholly-owned subsidiary of ING Groep N.V. (NYSE: ING) (ING Group). ING Group is a global financial institution active in the field of insurance, banking, and asset management in more than 65 countries, with almost 100,000 employees.

As of May 31, 2001, ING Pilgrim managed over $18.6 billion in assets.

ING Pilgrim's principal address is 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258.

For its services, ING Pilgrim is entitled to receive an advisory fee as set forth below. The advisory fee is expressed as an annual rate based on the average daily net assets of the Fund.

Offering Phase	0.25%
Guarantee Period	0.80%
Index Plus LargeCap Period	0.60%

ING Pilgrim has engaged Aeltus Investment Management, Inc., a Connecticut corporation (Aeltus or Sub-Adviser), to serve as the investment sub-adviser to the Fund's portfolio. Aeltus is responsible for managing the assets of the Fund in accordance with its investment objectives and policies, subject to oversight by ING Pilgrim.

Founded in 1972, Aeltus is registered as an investment adviser. Aeltus is an indirect wholly-owned subsidiary of ING Group, and is an affiliate of ING Pilgrim. Aeltus has acted as adviser or sub-adviser to mutual funds since 1994 and has managed institutional accounts since 1972.

As of May 31, 2001, Aeltus managed over $41 billion in assets.

Its principal office is located at 10 State House Square, Hartford, Connecticut 06103-3602.

For its services, Aeltus is entitled to receive a sub-advisory fee as set forth below. The sub-advisory fee is expressed as an annual rate based on the average daily net assets of the Fund.

Offering Phase	0.125%
Guarantee Period	0.40 %
Index Plus LargeCap Period	0.30 %

Portfolio Management During the Guarantee Period

Asset Allocation. Mary Ann Fernandez, Senior Vice President, Aeltus, serves as strategist for the Fund and is responsible for overseeing the overall Fund strategy and the allocation of Fund assets between the Equity and Fixed components. Ms. Fernandez joined Aeltus in 1996 as Vice President of product development and is currently serving as a Portfolio Specialist, assisting in the management and marketing of certain equity strategies managed by Aeltus. Previously, Ms. Fernandez was employed as Managing Director in the Real Estate Investment Group of Aetna Inc.

Equity Component. Hugh T. M. Whelan, Portfolio Manager, Aeltus, co-manages the Equity Component. Mr. Whelan has been serving as a quantitative equity analyst since 1999. Previously, Mr. Whelan served as an analyst in Aeltus' fixed income group since 1994.

Douglas E. Coté, Portfolio Manager, Aeltus, co-manages the Equity Component. Mr. Coté has been serving as a quantitative equity analyst since 1996. Previously, Mr. Coté was responsible for developing quantitative applications for Aeltus' equity department.

Fixed Component. The Fixed Component is managed by a team of Aeltus fixed-income specialists.

Portfolio Management During the Index Plus LargeCap Period

It is anticipated that Messrs. Whelan and Coté will manage the Fund during the Index Plus LargeCap Period.



EXHIBIT B

Securities Act of 1933 File No.: 333-56881
Investment Company Act of 1940 File No.: 811-8817

ING PRINCIPAL PROTECTION FUNDS

Supplement Dated July 22, 2003
To The Class A, B and C Prospectuses
(Dates of Which are Indicated in Parentheses)

ING Principal Protection Fund [1] (July 3, 2001)
ING Principal Protection Fund II [2] (November 5, 2001)
ING Principal Protection Fund III (March 1, 2002)
ING Principal Protection Fund IV (June 7, 2002)
ING Principal Protection Fund V (October 11, 2002)
ING Principal Protection Fund VI (January 10, 2003)
ING Principal Protection Fund VII (April 15, 2003)

The section entitled "Guarantee Period Investment Strategy," on page 2 of each Prospectus, is amended to insert the following subsection prior to the subsection entitled "Fixed Component" on page 2:

Investment Strategy Under Certain Market Conditions – In the event that the Equity Component's market value is $5 Million or less, in order to replicate investment in stocks listed on the S&P 500, the Sub-Adviser may invest the entire amount of the Equity Component's assets in S&P 500 futures, in exchange traded funds (ETFs), or in a combination of S&P 500 futures and ETFs, subject to any limitation on the Fund's investments in such securities. ETFs are passively managed investment companies traded on a securities exchange whose goal is to track or replicate a desired index. The Sub-Adviser will not employ an enhanced index strategy when it invests in S&P 500 futures and ETFs.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE

[1] Formerly named Pilgrim Principal Protection Fund.
[2] Formerly named Pilgrim Principal Protection Fund II.

EXHIBIT C

Prospectus

April 15, 2003

Classes A, B and C

ING Principal
Protection Fund VII

The Offering Period will run from May 1, 2003 through July 10, 2003. All monies to purchase shares during the Offering Period must be received no later than July 10, 2003.



This prospectus contains important information about investing in the ING Principal Protection Fund VII. You should read it carefully before you invest, and keep it for future reference. Please note that your investment is not a bank deposit, is not guaranteed by the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board or any other government agency and is affected by market fluctuations. There is no guarantee that the Fund will achieve its objective. As with all mutual funds, the U.S. Securities and Exchange Commission (SEC) has not approved or disapproved these securities nor has the SEC judged whether the information in this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.


ING

FUNDS

ING Principal Protection Fund VII

Adviser
ING Investments, LLC

Sub-Adviser
Aeltus Investment Management, Inc.

Guarantee Period Objective



During the Guarantee Period, the Fund seeks to participate in favorable equity market conditions while preserving at least the principal amount of the Fund as of the inception of the Guarantee Period.

Guarantee Period Investment Strategy



Principal Investment Strategies. The Fund will not implement an "investment strategy" in any conventional sense. Rather, the Fund's asset allocation strategy seeks to optimize the exposure of the series to the Equity Component while protecting Fund assets. Assets allocated to the Equity Component may be reduced or eliminated in order to conserve assets at a level equal to or above the present value of the Payment Undertaking. The Fund allocates its assets among the following asset classes:

- During the Offering Period, the Fund's assets will be invested in short-term instruments.
- During the Guarantee Period, the Fund's assets will be allocated between the:
  - **Equity Component**, consisting of common stocks included in the Standard and Poor's 500 Index (S&P 500) and futures contracts on the S&P 500; and the
  - **Fixed Component**, consisting primarily of short- to intermediate-duration U.S. Government securities.

The Fund's asset allocation strategy is implemented by allocating assets appropriately to the Equity Component and to the Fixed Component to optimize exposure to the Equity Component while controlling the risk that payment under the Payment Undertaking will be required. Consequently, there can be no assurance as to the percentage of assets, if any, allocated to the Equity Component, or to any investment returns generated by the Fund.

Asset Allocation — the Sub-Adviser uses a proprietary computer model to determine on a daily basis the percentage of assets allocated to the Equity Component and to the Fixed Component. The model evaluates a number of factors, including the then current market value of the Fund, the then prevailing level of interest rates, equity market volatility, the Fund's total annual expenses, and the Maturity Date. The model determines the initial allocation between the Equity Component and the Fixed Component on the first day of the Guarantee Period and provides direction for any reallocations on a daily basis thereafter. Generally, as the value of the Equity Component rises, more assets are allocated to the Equity Component; as the value of the Equity Component declines, more assets are allocated to the Fixed Component. The amount directed to the Equity Component is always restricted so that even if it were to experience a 30% decline in value on a given day and before being redirected to the Fixed Component, the remaining assets would still be sufficient to meet the Payment Undertaking. The allocation to the Equity Component or the Fixed Component may be zero under certain circumstances.

Equity Component — the Equity Component will be managed by the Sub-Adviser to the Fund, subject to oversight by the Adviser. The Sub-Adviser will employ an Enhanced Index Strategy. That strategy means that the Sub-Adviser invests at least 80% of the Equity Component's net assets in stocks included in the Standard and Poor's 500 Index (S&P 500), although the weightings of the stocks will vary somewhat from their respective weightings in the S&P 500, as described below. The Equity Component may also include up to 20% of S&P 500 futures contracts. The S&P 500 is a stock market index comprised of common stocks of 500 of the largest publicly traded companies in the U.S. selected by Standard and Poor's Corporation (S&P).

The Sub-Adviser manages the Equity Component by overweighting those stocks that it believes will outperform the S&P 500 and underweighting (or avoiding altogether) those stocks that it believes will underperform the S&P 500. Stocks that the Sub-Adviser believes are likely to match the performance of the S&P 500 are invested in proportion to their representation in the Index. To determine which stocks to weight more or less heavily, the Sub-Adviser uses internally developed quantitative computer models to evaluate various criteria, such as the financial strength of each company and its potential for strong, sustained earnings growth. At any one time, the Equity Component must hold 400 stocks and generally holds between 400 and 450 stocks included in the S&P 500. Although the Equity Component will not hold all of the stocks in the S&P 500, the Sub-Adviser expects that there will be a close correlation between the performance of the Equity Component and that of the S&P 500 in both rising and falling markets.

The Fund may use futures for hedging purposes. Futures contracts provide for the future sale by one party and purchase by another party of a specified amount of a financial instrument or a specific stock market index for a specified price on a designated date. During the

Guarantee Period, the Fund may only invest in futures contracts on the S&P 500 and U.S. Treasury securities.

Fixed Component — the Sub-Adviser looks to select investments for the Fixed Component with financial characteristics that will, at any point in time, closely resemble those of a portfolio of zero coupon bonds which mature within three months of the Guarantee Maturity Date. The Fixed Component will consist primarily of securities issued or guaranteed by the U.S. Government and its agencies or instrumentalities of a short- to intermediate-duration. Duration refers to the sensitivity of fixed income securities to interest rate changes. Generally, fixed income securities with shorter durations are less sensitive to changes in interest rates. These securities include STRIPS (Separate Trading of Registered Interest and Principal of Securities). STRIPS are created by the Federal Reserve Bank by separating the interest and principal components of an outstanding U.S. Treasury or agency bond and selling them as individual securities. The Fixed Component may also include corporate bonds rated AA– or higher by S&P and/or Aa3 or higher by Moody's Investors Service, Inc., futures on U.S. Treasury securities and money market instruments.

Turnover. The model may require the Fund to have a portfolio turnover rate in excess of 200%. Portfolio turnover refers to the frequency of portfolio transactions and the percentage of portfolio assets being bought and sold during the year.

Transition Period. After July 15, 2008 (Guarantee Maturity Date), the Fund will, in the ordinary course of its investment activities, sell any fixed-income securities remaining in its portfolio and purchase stocks included in the S&P 500 and S&P 500 futures contracts as soon as reasonably practicable, in order to conform its holdings to the Fund's Index Plus LargeCap Period investment objective as described later in the Prospectus.

PRINCIPAL GUARANTEE PERIOD RISKS



You could lose money on an investment in the Fund. All mutual funds have varying degrees of risk, depending on the securities they invest in. Please read this prospectus carefully to be sure you understand the principal risks and strategies associated with the Fund. You should consult the Statement of Additional Information (SAI) for a complete list of the risks and strategies.

The principal risks of an investment in the Fund during the Guarantee Period involve opportunity costs, as well as the risks of investing in stocks and bonds. Opportunity Costs involve the likelihood that a significant portion of Fund assets are allocated to the Fixed Component during periods of low interest rates and/or of declining equity market which reduces the Fund's ability to participate fully in upward equity market movement.

Allocation Risk: If at the inception of, or any time during, the Guarantee Period interest rates are low, the Fund's assets may be largely invested in the Fixed Component in order to decrease the likelihood that a payment would be required under the Payment Undertaking. The effect of low interest rates on the Fund would likely be more pronounced at the inception of the Guarantee Period, as the initial allocation of assets would include more fixed income securities. In addition, if during the Guarantee Period the equity markets experienced a major decline, the Fund's assets may become largely invested in the Fixed Component. In fact, if the value of the Equity Component were to decline by a significant amount, a complete reallocation to the Fixed Component would likely occur. In the event of a reallocation of 100% of the assets to the Fixed Component, the Fund would not reallocate any assets into the Equity Component prior to the Maturity Date. **Use of the Fixed Component reduces the Fund's ability to participate as fully in upward equity market movements, and therefore represents some loss of opportunity, or opportunity cost, compared to a portfolio that is fully invested in equities.**

Asset Allocation May Underperform Static Strategies. The asset allocation process results in transaction costs. Volatile periods in the market may increase these costs. This process can have an adverse effect on the performance of the Fund during periods of increased equity market volatility. In addition, a high portfolio turnover rate, which may also have an adverse effect on the performance of the Fund, may increase the Fund's transaction costs.

Opportunity Costs. There are substantial opportunity costs associated with an investment in the Fund. The Fund may allocate a substantial portion, and under certain circumstances all, of the Fund's assets to the Fixed Component in order to conserve Fund assets to a level equal to or above the present value of the Payment Undertaking.

Initially, if interest rates are low, the allocation to the Fixed Component may be over 70% of the Fund assets. If the market value of the Equity Component rises, the percentage of the Fund's assets allocated to the Equity Component generally will also rise. However, the relative volatility of these two Components as well as the past performance of the Fund will affect these allocations. For example, if the Fund incurs early losses, the Fund may



If you have any questions, please call 1-800-992-0180.

Adviser and Sub-Adviser

ING Investments, LLC, an Arizona limited liability company (ING Investments or Adviser), serves as the investment adviser to the Fund. ING Investments has overall responsibility for the management of the Fund. ING Investments provides or oversees all investment advisory and portfolio management services for the Fund, and assists in managing and supervising all aspects of the general day-to-day business activities and operations of the Fund, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services.

Organized in December 1994, ING Investments is registered as an investment adviser. ING Investments is an indirect wholly-owned subsidiary of ING Groep N.V. (NYSE: ING). ING Groep N.V. is a global financial institution active in the field of insurance, banking, and asset management in more than 65 countries, with over 110,000 employees.

As of March 31, 2003, ING Investments managed over $32.5 billion in assets.

ING Investments' principal address is 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258.

For its services, ING Investments is entitled to receive an advisory fee as set forth below. The advisory fee is expressed as an annual rate based on the average daily net assets of the Fund.

Offering Phase and Quiet Period	0.25%
Guarantee Period	0.80%
Index Plus LargeCap Period	0.60%

ING Investments has engaged Aeltus Investment Management, Inc., a Connecticut corporation (Aeltus or Sub-Adviser), to serve as the investment sub-adviser to the Fund's portfolio. Aeltus is responsible for managing the assets of the Fund in accordance with its investment objectives and policies, subject to oversight by ING Investments.

Founded in 1972, Aeltus is registered as an investment adviser. Aeltus is an indirect wholly-owned subsidiary of ING Groep N.V., and is an affiliate of ING Investments. Aeltus has acted as adviser or sub-adviser to mutual funds since 1994 and has managed institutional accounts since 1972.

As of March 31, 2003, Aeltus managed over $38.1 billion in assets.

Its principal office is located at 10 State House Square, Hartford, Connecticut 06103-3602.

For its services, Aeltus is entitled to receive a sub-advisory fee as set forth below. The sub-advisory fee is expressed as an annual rate based on the average daily net assets of the Fund and is paid by the Adviser.

Offering Phase and Quiet Period	0.1125%
Guarantee Period	0.36%
Index Plus LargeCap Period	0.27%

Portfolio Management During the Guarantee Period

Asset Allocation. Mary Ann Fernandez, Senior Vice President, Aeltus, serves as strategist for the Fund and is responsible for overseeing the overall Fund strategy and the allocation of Fund assets between the Equity and Fixed components. Ms. Fernandez joined Aeltus in 1996 as Vice President of product development and is currently serving as a Portfolio Specialist, assisting in the management and marketing of certain equity strategies managed by Aeltus. Previously, Ms. Fernandez was employed as Managing Director in the Real Estate Investment Group of Aetna Inc.

Equity Component. Hugh T. M. Whelan, Portfolio Manager, Aeltus, co-manages the Equity Component. Mr. Whelan has been serving as a quantitative equity analyst since 1999. Previously, Mr. Whelan served as an analyst in Aeltus' fixed income group since 1994.

Douglas E. Coté, Portfolio Manager, Aeltus, co-manages the Equity Component. Mr. Coté has been serving as a quantitative equity analyst since 1996. Previously, Mr. Coté was responsible for developing quantitative applications for Aeltus' equity department.

Fixed Component. John Murphy is a Portfolio Manager for the ING Aeltus mortgage separate accounts and the Fixed Component. In 1986, he joined Aeltus and has served as a quantitative analyst and assistant portfolio manager of fixed income investments. He is a Chartered Financial Analyst.



Securities Act of 1933 File No.: 333-56881
Investment Company Act of 1940 File No.: 811-8817

ING PRINCIPAL PROTECTION FUND
Supplement Dated June 24, 2003
To The Class A, B and C Prospectus
ING Principal Protection Fund VII
Dated April 15, 2003

The following amends the Section entitled "What You Pay to Invest" on page 7 as well as the information regarding advisory, sub-advisory and administrative fees noted on page 17.

ING Investments has agreed to modify the Expense Limitation Agreement to waive the Management Fee, during all or a portion of the Guarantee Period, so that the Fund will have Net Expenses on an annual basis of 0.95% for Class A shares, and 1.70% for Class B and C shares. This action was taken because, in the current interest rate environment, the allocation formula would permit little or no allocation to the Equity Component of the Fund under the fee schedule outlined on page 7. The portion of the Fund's assets allocated to equity securities does not affect the Guaranteed Amount but does impact the extent to which the fund offers the potential to participate in equity markets. The Expense Limitation Agreement may be modified during the Guarantee Period to reinstate some or all of the fees upon approval of the Fund's Board of Trustees.

There is no assurance as to the allocation of Fund assets to the Equity Component. If interest rates on the types of securities included in the Fixed Component continue to decline or the market value of the Equity Component declines, the allocation to the Equity Component may decline from its initial position, or be eliminated altogether, and the Fund would not participate in any increases or decreases in the equity market after that time. The asset allocation does not affect the Payment Undertaking of the Fund, nor does it affect the Guaranteed Amount. However it will determine the allocation of Fund assets invested in the Equity Component and the ability of the Fund to participate in the equity market.

The following amends all references to the following dates in the Prospectus: Offering Period, Quiet Period, Guarantee Period, Guarantee Maturity Date and Index Plus LargeCap Period:

The Offering Period of the Fund will close on June 24, 2003. Therefore, all other related dates have been accelerated as outlined below:

Offering Period	May 1, 2003 to June 24, 2003
Quiet Period	June 25, 2003 to June 29, 2003
Guarantee Period	June 30, 2003 to June 26, 2008
Guarantee Maturity Date	June 26, 2008
Index Plus LargeCap Period Begins	June 27, 2008

EXHIBIT D

Prospectus

September 5, 2003

Classes A, B and C

ING Principal Protection Fund VIII

The Offering Period will run from October 1, 2003 through December 15, 2003. All monies to purchase shares during the Offering Period must be received no later than December 15, 2003.



This prospectus contains important information about investing in the ING Principal Protection Fund VIII. You should read it carefully before you invest, and keep it for future reference. Please note that your investment: is not a bank deposit, is not guaranteed by the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board or any other government agency and is affected by market fluctuations. There is no guarantee that the Fund will achieve its objective. As with all mutual funds, the U.S. Securities and Exchange Commission (SEC) has not approved or disapproved these securities nor has the SEC judged whether the information in this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.


ING
FUNDS

ING Principal Protection Fund VIII

Guarantee Period Objective



During the Guarantee Period, the Fund seeks to participate in favorable equity market conditions while preserving at least the principal amount of the Fund as of the inception of the Guarantee Period.

Guarantee Period Investment Strategy



Principal Investment Strategies. The Fund will not implement an "investment strategy" in any conventional sense. Rather, the Fund's asset allocation strategy seeks to optimize the exposure of the Fund to the Equity Component while protecting Fund assets. Assets allocated to the Equity Component may be reduced or eliminated in order to conserve assets at a level equal to or above the present value of the Payment Undertaking. The Fund allocates its assets among the following asset classes:

- During the Offering Period, the Fund's assets will be invested in short-term instruments.
- During the Guarantee Period, the Fund's assets will be allocated between the:
  - **Equity Component**, consisting primarily of common stocks included in the Standard and Poor's 500 Composite Stock Price Index (S&P 500), and futures contracts on the S&P 500; and the
  - **Fixed Component**, consisting primarily of short- to intermediate-duration U.S. Government securities.

The Fund's asset allocation strategy is implemented by allocating assets appropriately to the Equity Component and to the Fixed Component to optimize exposure to the Equity Component while controlling the risk that payment under the Payment Undertaking will be required. Consequently, there can be no assurance as to the percentage of assets, if any, allocated to the Equity Component, or to any investment returns generated by the Fund.

Asset Allocation — the Sub-Adviser uses a proprietary computer model to determine on a daily basis the percentage of assets allocated to the Equity Component and to the Fixed Component. The model evaluates a number of factors, including the then current market value of the Fund, the then prevailing level of interest rates, equity market volatility, the Fund's total annual expenses, and the Maturity Date. The model determines the initial allocation between the Equity Component and the Fixed Component on the first day of the Guarantee Period and provides direction for any reallocations on a daily basis thereafter. Generally, as the value of the Equity Component rises, more assets are allocated to the Equity Component; as the value of the Equity Component declines, more assets are allocated to the Fixed Component. The amount directed to the Equity Component is always restricted so that even if it were to experience a 30% decline in value on a given day and before being redirected to the Fixed Component, the remaining assets would still be sufficient to meet the Payment Undertaking. The allocation to the Equity Component or the Fixed Component may be zero under certain circumstances.

Equity Component — the Equity Component will be managed by the Sub-Adviser to the Fund, subject to oversight by the Adviser. The Sub-Adviser will employ an enhanced index strategy. That strategy means that the Sub-Adviser invests at least 80% of the Equity Component's net assets in stocks included in the S&P 500, although the weightings of the stocks will vary somewhat from their respective weightings in the S&P 500, as described below. The S&P 500 is a stock market index comprised of common stocks of 500 of the largest publicly traded companies in the U.S. selected by Standard and Poor's Corporation (S&P).

The Sub-Adviser manages the Equity Component by overweighting those stocks that it believes will outperform the S&P 500 and underweighting (or avoiding altogether) those stocks that it believes will underperform the S&P 500. Stocks that the Sub-Adviser believes are likely to match the performance of the S&P 500 are generally invested in proportion to their representation in the index. To determine which stocks to weight more or less heavily, the Sub-Adviser uses internally developed quantitative computer models to evaluate various criteria, such as the financial strength of each company and its potential for strong, sustained earnings growth. It is expected that at any one time the Equity Component will hold at least 400 stocks and generally will hold between 400 and 450 stocks included in the S&P 500. Although the Equity Component will not hold all of the stocks in the S&P 500, the Sub-Adviser expects that there will be a close correlation between the performance of the Equity Component and that of the S&P 500 in both rising and falling markets.

Under normal market conditions, up to 20% of the Equity Component's net assets may be invested in futures contracts for hedging purposes or to maintain liquidity to meet shareholder redemptions and minimize trading costs. Futures contracts provide for the future sale by one party and purchase by another party of a specified amount of a financial instrument or a specific stock market index for a

specified price on a designated date. During the Guarantee Period, the Fund may only invest in futures contracts on the S&P 500 and futures contracts on U.S. Treasury securities.

Investment Strategy Under Certain Market Conditions — In the event that the Equity Component's market value is $5 Million or less, in order to replicate investment in stocks listed on the S&P 500, the Sub-Adviser may invest the entire amount of the Equity Component's assets in S&P 500 futures, in exchange traded funds (ETFs), or in a combination of S&P 500 futures and ETFs, subject to any limitation on the Fund's investments in such securities. ETFs are passively managed investment companies traded on a securities exchange whose goal is to track or replicate a desired index. The Sub-Adviser will not employ an enhanced index strategy when it invests in S&P 500 futures and ETFs.

Fixed Component — the Sub-Adviser looks to select investments for the Fixed Component with financial characteristics that will, at any point in time, closely resemble those of a portfolio of zero coupon bonds which mature within three months of the Guarantee Maturity Date. The Fixed Component will consist primarily of securities issued or guaranteed by the U.S. Government and its agencies or instrumentalities of a short- to intermediate-duration. Duration refers to the sensitivity of fixed income securities to interest rate changes. Generally, fixed income securities with shorter durations are less sensitive to changes in interest rates. These securities include STRIPS (Separate Trading of Registered Interest and Principal of Securities). STRIPS are created by the Federal Reserve Bank by separating the interest and principal components of an outstanding U.S. Treasury or agency bond and selling them as individual securities. The Fixed Component may also include corporate bonds rated AA– or higher by S&P and/or Aa3 or higher by Moody's Investors Service, Inc., futures on U.S. Treasury securities and money market instruments.

Turnover. The model may require the Fund to have a portfolio turnover rate in excess of 200%. Portfolio turnover refers to the frequency of portfolio transactions and the percentage of portfolio assets being bought and sold during the year.

Transition Period. After December 22, 2008 (Guarantee Maturity Date), the Fund will, in the ordinary course of its investment activities, sell any fixed-income securities remaining in its portfolio and purchase stocks included in the S&P 500 and S&P 500 futures contracts as soon as reasonably practicable, in order to conform its holdings to the Fund's Index Plus LargeCap Period investment objective as described later in the Prospectus.

PRINCIPAL GUARANTEE PERIOD RISKS



You could lose money on an investment in the Fund. All mutual funds have varying degrees of risk, depending on the securities they invest in. Please read this prospectus carefully to be sure you understand the principal risks and strategies associated with the Fund. You should consult the Statement of Additional Information (SAI) for a complete list of the risks and strategies.

The principal risks of an investment in the Fund during the Guarantee Period involve opportunity costs, as well as the risks of investing in stocks and bonds. Opportunity Costs involve the likelihood that a significant portion of Fund assets are allocated to the Fixed Component during periods of low interest rates and/or of declining equity market which reduces the Fund's ability to participate fully in upward equity market movement.

Allocation Risk: If at the inception of, or any time during, the Guarantee Period interest rates are low, the Fund's assets may be largely invested in the Fixed Component in order to decrease the likelihood that a payment would be required under the Payment Undertaking. The effect of low interest rates on the Fund would likely be more pronounced at the inception of the Guarantee Period, as the initial allocation of assets would include more fixed income securities. In addition, if during the Guarantee Period the equity markets experienced a major decline, the Fund's assets may become largely invested in the Fixed Component. In fact, if the value of the Equity Component were to decline by a significant amount, a complete reallocation to the Fixed Component would likely occur. In the event of a reallocation of 100% of the assets to the Fixed Component, the Fund would not reallocate any assets into the Equity Component prior to the Maturity Date. **Use of the Fixed Component reduces the Fund's ability to participate as fully in upward equity market movements, and therefore represents some loss of opportunity, or opportunity cost, compared to a portfolio that is fully invested in equities.**

Opportunity Costs. There are substantial opportunity costs associated with an investment in the Fund. The Fund may allocate a substantial portion, and under certain circumstances all, of the Fund's assets to the Fixed Component in order to conserve Fund assets to a level equal to or above the present value of the Payment Undertaking.

Initially, if interest rates are low, the allocation to the Fixed Component may be over 70% of the Fund assets. If the market value of the Equity Component rises, the



ING Investments, LLC, an Arizona limited liability company (ING Investments or Adviser), serves as the investment adviser to the Fund. ING Investments has overall responsibility for the management of the Fund. ING Investments provides or oversees all investment advisory and portfolio management services for the Fund, and assists in managing and supervising all aspects of the general day-to-day business activities and operations of the Fund, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services.

Organized in December 1994, ING Investments is registered as an investment adviser. ING Investments is an indirect wholly-owned subsidiary of ING Groep N.V. (NYSE: ING). ING Groep N.V. is a global financial institution active in the field of insurance, banking, and asset management in more than 65 countries, with over 110,000 employees.

As of July 31, 2003, ING Investments managed over $34.4 billion in assets.

ING Investments' principal address is 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258.

For its services, ING Investments is entitled to receive an advisory fee as set forth below. The advisory fee is expressed as an annual rate based on the average daily net assets of the Fund.

Offering Phase and Quiet Period	0.25%
Guarantee Period	
— Equity Component	0.80%
— Fixed Component	0.55%
— ETF Strategy	0.55%
Index Plus LargeCap Period	0.60%

ING Investments has engaged Aeltus Investment Management, Inc., a Connecticut corporation (ING Aeltus or Sub-Adviser), to serve as the investment sub-adviser to the Fund's portfolio. ING Aeltus is responsible for managing the assets of the Fund in accordance with its investment objectives and policies, subject to oversight by ING Investments.

Founded in 1972, ING Aeltus is registered as an investment adviser. ING Aeltus is an indirect wholly-owned subsidiary of ING Groep N.V., and is an affiliate of ING Investments. ING Aeltus has acted as adviser or sub-adviser to mutual funds since 1994 and has managed institutional accounts since 1972.

As of July 31, 2003, ING Aeltus managed over $41 billion in assets.

Its principal office is located at 10 State House Square, Hartford, Connecticut 06103-3602.

For its services, ING Aeltus is entitled to receive a sub-advisory fee as set forth below. The sub-advisory fee is expressed as an annual rate based on the average daily net assets of the Fund and is paid by the Adviser.

Offering Phase and Quiet Period	0.1125%
Guarantee Period	
— Equity Component	0.36 %
— Fixed Component	0.2475%
— ETF Strategy	0.2475%
Index Plus LargeCap Period	0.27 %

Portfolio Management During the Guarantee Period

Asset Allocation. Mary Ann Fernandez, Senior Vice President, ING Aeltus, serves as strategist for the Fund and is responsible for overseeing the overall Fund strategy and the allocation of Fund assets between the Equity and Fixed components. Ms. Fernandez joined ING Aeltus in 1996 as Vice President of product development and is currently serving as a Portfolio Specialist, assisting in the management and marketing of certain equity strategies managed by ING Aeltus.

Equity Component. Hugh T. M. Whelan, Portfolio Manager, ING Aeltus, co-manages the Equity Component. Mr. Whelan has been serving as a quantitative equity analyst since 1999. Previously, Mr. Whelan served as an analyst in ING Aeltus' fixed income group since 1994.

Douglas E. Coté, Portfolio Manager, ING Aeltus, co-manages the Equity Component. Mr. Coté has been serving as a quantitative equity analyst since 1996. Previously, Mr. Coté was responsible for developing quantitative applications for ING Aeltus' equity department.

Fixed Component. The Fixed Component is managed by a team of fixed-income specialists led by James B. Kauffmann. Mr. Kauffmann joined ING Groep N.V. in 1996 and has over 17 years of experience. Prior to joining ING Groep N.V. he spent four years at Alfa Investments Inc., where he was senior fixed income portfolio manager. Additionally, he has worked in the capital markets group of a major Wall Street dealer and served as an analyst with a venture capital fund.

Portfolio Management During the Index Plus LargeCap Period

It is anticipated that Messrs. Whelan and Coté will manage the Fund during the Index Plus LargeCap Period.

AO 440 (Rev. 10/93) Summons in a Civil Action

UNITED STATES DISTRICT COURT

District of MASSACHUSETTS

WALTER PRICE AND HEIDI HEDLUND, TRUSTEES,
REVOCABLE LIVING TRUST D/T/D 12/24/00,
DERIVATIVELY ON BEHALF OF ING PRINCIPAL
PROTECTION FUND

V.

ING DISTRIBUTOR, LLC, ET. ALS.

SUMMONS IN A CIVIL CASE

CASE NUMBER:


SEC MAIL
RECEIVED
PROCESSING
NOV 21 2003
WASH. D.C.
188
SECTION

03-12198 JLT

TO: (Name and address of Defendant)

ING INVESTMENTS, LLC
7337 EAST DOUBLETREE RANCH RD.
SCOTTSDALE, AZ 85258

YOU ARE HEREBY SUMMONED and required to serve upon PLAINTIFF'S ATTORNEY (name and address)

EDWARD F. HABER
SHAPIRO HABER & URMY LLP
75 STATE STREET, BOSTON, MA 02109
(617) 439-3939

an answer to the complaint which is herewith served upon you, within 20 days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint. You must also file your answer with the Clerk of this Court within a reasonable period of time after service.


UNITED STATES DISTRICT
DISTRICT OF MASSACHUSETTS

CLERK

DATE 11-7-03

(By) DEPUTY CLERK

RETURN OF SERVICE

Service of the Summons and complaint was made by me[1]	DATE
NAME OF SERVER *(PRINT)*	TITLE

Check one box below to indicate appropriate method of service

☐ Served personally upon the third-party defendant. Place where served: ______

☐ Left copies thereof at the defendant's dwelling house or usual place of abode with a person of suitable age and discretion then residing therein.

Name of person with whom the summons and complaint were left: ______

☐ Returned unexecuted: ______

☐ Other (specify): ______

STATEMENT OF SERVICE FEES

TRAVEL	SERVICES	TOTAL

DECLARATION OF SERVER

I declare under penalty of perjury under the laws of the United States of America that the foregoing information contained in the Return of Service and Statement of Service Fees is true and correct.

Executed on ______ Date ______ *Signature of Server*

______ *Address of Server*

(1) As to who may serve a summons see Rule 4 of the Federal Rules of Civil Procedure.

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

Walter Price and Heidi Hedlund, Trustees, Heidi Hedlund and Walter Price Revocable Living Trust D/T/D, 12/24/00, derivatively on behalf of ING Principal Protection Fund, Plaintiffs, VS. ING Funds Distributor, LLC, ING Investments, LLC, and Aeltus Investment Management Inc., Defendants, and ING Principal Protection Fund, Nominal Defendant.	Civil Action No. JURY TRIAL DEMANDED

DERIVATIVE COMPLAINT

Plaintiffs, through their attorneys, allege upon information and belief, except as to the allegations which pertain to the plaintiffs and their counsel, which are alleged upon personal knowledge. Plaintiffs' information and belief are based, *inter alia*, on the investigation made by their attorneys.

INTRODUCTION

This is an action brought by the Plaintiffs against the Defendants, ING Funds Distributor LLC, ING Investments, LLC, and Aeltus Investment Management Inc., derivatively on behalf

duty to the Fund and the Fund's shareholders and for violation of Section 36(b) of the Investment Company Act of 1940 (the "Investment Company Act"), 15 U.S.C. §80a-35(b). The Plaintiffs allege herein that the Defendants have breached their fiduciary duty to the Fund and its shareholders, and violated Section 36(b) of the Investment Company Act, by charging and receiving from the Fund, Rule 12b-1 distribution fees (the "Distribution Fees") and advisory fees which are excessive. Plaintiffs seek recovery for the Fund, from the Defendants, the excessive fees paid by the Fund to the Defendants.

JURISDICTION AND VENUE

1. This Court has jurisdiction over this action pursuant to Section 44 of the Investment Company Act and 28 U.S.C. §§1331,1332,1337 and 1367. The amount in controversy exceeds $75,000, exclusive of interest and costs.

2. This action arises under and is brought pursuant to Section 36(b) of the Investment Company Act and the common law of the Commonwealth of Massachusetts.

3. Venue is proper in this district pursuant to Section 44 of the Investment Company Act and 28 U.S.C. §1391(b), because the Fund is organized pursuant to Massachusetts law and because the Defendants transact business in this district and many of the acts complained of herein occurred in substantial part in this district.

4. In connection with the acts alleged in this Complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce including, but not limited to, the mails and the interstate telephonic voice and data communications.

PARTIES

5. The Plaintiffs Walter Price and Heidi Hedlund are trustees of the Heidi Hedlund and Walter Price Revocable Living Trust D/T/D 12/24/00. They are, in that capacity, hereinafter referred to as the "Plaintiffs." The Plaintiffs purchased 22,528 shares of the Fund on July 5, 2001 and they have held those shares continuously to the present.

6. The Defendant, ING Investments, LLC ("ING Investments"), formerly known as ING Pilgrim Investments, LLC, is a Delaware limited liability company. It is an "investment advisor" to the Fund, as that term is defined in Section 2(a)(20) of the Investment Company Act, and as that term is used in Section 36(b) of the Investment Company Act. ING Investments is an indirect wholly-owned subsidiary of ING Groep N.V. ("ING Group"). It is an "affiliated company" and an "affiliated person" of the Defendants Aeltus Investment Management, Inc., and ING Funds Distributor, LLC., as those terms are defined in Sections 2(a)(2) and 2(a)(3)(C) of the Investment Company Act. It is an affiliated person of those Defendants as that term is used in Section 36(b) of the Investment Company Act.

7. The Defendant Aeltus Investment Management, Inc. ("Aeltus"), is a corporation organized under the laws of the State of Connecticut. It is an "investment advisor" to the Fund, as that term is defined in Section 2(a)(20) of the Investment Company Act, and as that term is used in Section 36(b) of the Investment Company Act. Aeltus is an indirect wholly-owned subsidiary of ING Group. It is a "affiliated company" and an "affiliated person" of the Defendants ING Investments and ING Funds Distributor, LLC., as those terms are defined in Sections 2(a)(2) and 2(a)(3)(C) of the Investment Company Act. It is an affiliated person of those Defendants as that term is used in Section 36(b) of the Investment Company Act.

8. The Defendant, ING Funds Distributor, LLC ("ING Distributor") is a limited liability company. ING Distributor is an indirect wholly-owned subsidiary of ING Group. It is an "affiliated company" and "affiliated person" of the Defendants ING Investments and Aeltus, as those terms are defined in Sections 2(a)(2) and 2(a)(3)(C) of the Investment Company Act. It is an affiliated person of those Defendants as that term is used in Section 36(b) of the Investment Company Act.

9. The Nominal Defendant, ING Principal Protection Fund (the "Fund"), (formerly known as Pilgrim Principal Protection Fund), is part of the ING Equity Trust (the "Trust"), which is an open - end investment management company registered under the Investment Company Act. ING Equity Trust is a Massachusetts business trust with at least 20 separate funds, one of which is the Fund.

Facts Regarding the Fund

10. The Fund is the first of a series of virtually identical registered open-end investment management companies which have been formed by the Defendants and their affiliates. Those other funds are entitled ING Principal Protection Fund II, III, IV, V, VI, VII and VIII. They are collectively referred to herein as the "Other PP Funds." All of the Other PP Funds are part of the ING Equity Trust. ING Principal Protection Fund VIII ("PP Fund VIII") has been recently formed and, as of the filing of this Complaint, it is in its Offering Period, when its shares are being offered to the public.

11. The business and affairs of the ING Equity Trust and of the Fund are purportedly managed under the direction of the ING Equity Trust Board of Trustees. There are eleven trustees who are the members of the Trust's Board of Trustees.

12. Two of those Trustees, Thomas J. McInerney and John G. Turner, are considered by the Trust to be "interested persons" and hence, not independent trustees of the Trust.

13. The other trustees of the Trust are: Paul S. Doherty, J. Michael Earley, R. Barbara Gitenstein, Walter H. May, Jock Patton, David W.C. Putnam, Blaine E. Rieke, Roger B. Vincent and Richard A. Wedemeyer. Those trustees have been designated by the Fund as persons who are not an interested person of the Trust, as defined in the Investment Company Act, and hence, they have been designated by the Fund as independent trustees. Those Trustees are hereinafter, collectively referred to as the "'Independent' Trustees." The use of that term to refer to those trustees is based upon that designation by the Fund, and is not a statement by Plaintiffs that those Trustees have been properly designated as independent trustees, under the Investment Company Act.

14. All of the trustees of the Trust identified in the two preceding paragraphs are sometimes collectively referred to herein as the "Trustees" or the "Board of Trustees."

15. For all purposes under the Investment Company Act and SEC Rule 12b-1 promulgated thereunder, the Board of Trustees of the Trust constitute the "board of directors" of the Trust and the Fund as the term "board of directors" is used in the Investment Company Act and Rule 12b-1.

16. For all purposes under the Investment Company Act and SEC Rule 12b-1 the Trustees are the "directors" of the Trust and the Fund as the term "directors" is used in the Investment Company Act and Rule 12b-1.

17. The Trustees are also the directors or trustees of all of the Other PP Funds.

18. The "Independent" Trustees are the directors or trustees of numerous trusts which are part of the ING mutual fund complex which trusts have a total of 114 portfolios.

SUBSTANTIVE ALLEGATIONS

The Excessive Rule 12b-1 Distribution Fees

19. Shares in the Fund were offered for sale to the public pursuant to a prospectus dated July 3, 2001. Under the terms of the offering investors could purchase shares in the Fund only during the time period from July 5, 2001 through October 3, 2001, which time period was referred to in the prospectus as the "Offering Phase."

20. The period from October 4, 2001 through October 3, 2006, is defined in the prospectus as the "Guarantee Period." During the Guarantee Period, no additional shares of the Fund have been or will be sold either to the general public or to the existing shareholders of the Fund, except for the reinvestment of shares into the Fund of dividends received from the Fund by current shareholders.

21. The prospectus defines the period after October 3, 2006 as the "Index Plus LargeCap Period." During the Index Plus LargeCap Period, shares of the Fund will be offered, on a continuing basis, only to existing shareholders of the Fund.

22. SEC Rule 12b-1 permits, subject to specified requirements, the establishment by a registered open-end management investment company of a Rule 12b-1 plan and the entering into by a registered open-end management company, a Rule 12b-1 agreement, which plan and agreement provide for the payment by the registered open-end management investment company for activities which are primarily intended to result in the sale of shares issued by

such company, including, but not necessarily limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature.

23. SEC Rule 12b-1 requires that:

a. any Rule 12b-1 plan providing for distribution payments to be made by a registered open-end management investment company, must be terminable at any time by a vote of a majority of the disinterested directors of the investment company;

b. any agreement to implement a Rule 12b-1 plan providing for distribution payments to be made by a registered open-end management investment company, must be terminable on 60 days notice by a vote of a majority of the disinterested directors of the investment company;

c. any Rule 12b-1 plan or agreement to implement such a plan, which provides that it shall continue in effect for more than one year, must provide that such continuance be specifically approved, at least annually, by a majority of the board of directors and majority of the disinterested directors;

d. directors of an investment company may not approve the implementation or the continuation of a Rule 12b-1 plan, unless they conclude, in the exercise of reasonable business judgment and in light of their fiduciary duties under state law and under Sections 36(a) and (b) of the Investment Company Act, that there is a reasonable likelihood that the plan will benefit the investment company and its shareholders.

24. In light of the lack of any public sales or distribution of shares of the Fund during the Guarantee Period, the costs incurred by the Defendant ING Distributor or any other affiliated company of the Defendants during the Guarantee Period, for any activity which was or will be primarily intended to result in the sale of shares issued by the Fund during the Guarantee Period, including, but not limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature, have been and will continue to be *de minimus*.

25. Prior to the beginning of the Offering Phase, the Fund enacted a plan (the "Plan") purportedly pursuant to Securities and Exchange Commission ("SEC") Rule 12b-1, pursuant to which the Fund would pay the Defendant ING Distributor an annual distribution fee (paid monthly) equal to 1% of the net asset value of the Fund.

26. Since the Plan was enacted prior to the sale of shares of the Fund to the public, the Plan was not approved by a vote of a majority of the owners of a majority of the outstanding shares of the Fund. *See* Rule 12b-1(b)(1).

27. The Plan was approved by a unanimous vote of the Board of Trustees of the Fund and by a unanimous vote of the "Disinterested" Trustees.

28. Prior to the beginning of the Offering Phase, the Fund also entered into an agreement with the Defendant ING Distributor (the "Agreement"), pursuant to the Plan and purportedly pursuant to Rule 12b-1, pursuant to which the Fund would pay the Defendant ING Distributor an annual distribution fee (paid monthly) equal to 1% of the net asset value of the Fund.

29. The Agreement was approved by a unanimous vote of the Board of Trustees of the Fund and by a unanimous vote of the "Disinterested" Trustees of the Fund.

30. The Plan and Agreement both provide (as required by Rule 12b-1(b)(3)(i)) that they may continue for more than one year only if they are specifically approved by a vote of the Board of Trustees and by a vote of the "Independent" Trustees, at least annually.

31. On information and belief, the Trustees and the "Independent" Trustees, specifically voted unanimously to continue the Plan and the Agreement, on at least two annual occasions, since their original approval of the Plan and the Agreement.

32. On information and belief, the Trustees, at least quarterly since October 2001, have received and reviewed a written report of the amount paid by the Fund to the Defendant ING Distributor and the purposes for which such expenditures were made. The Trustees did not vote to discontinue or terminate the Plan or the Agreement after any of those reviews.

33. Since October 4, 2001, the beginning of the Guarantee Period, to the present, the Fund has been charged by, and has paid to, the Defendant ING Distributor, pursuant to the Plan and the Agreement, a Distribution Fee (paid monthly) equal to 1% of the net asset value of the Fund per year. During its fiscal year ended May 31, 2002, the Fund paid the Defendant ING Distributor approximately $3,300,000 in Distribution Fees. During its fiscal year ended May 31, 2003, the Fund paid the Defendant ING Distributor approximately $4,500,000 in Distribution Fees. Plaintiffs estimate that the Fund, since May 31, 2003, continued to pay the Defendant ING Distributor approximately the same periodic amounts for distribution fees as it did during its fiscal year ended May 31, 2003. Accordingly, the Plaintiffs estimate that the Fund has paid the Defendant ING Distributor approximately $4,500,000 in Distribution Fees during the one-year period prior to the filing of this Complaint and approximately $9,000,000 in Distribution Fees since the beginning of the Guarantee Period.

34. The Distribution Fees paid by the Fund to the Defendant ING Distributor were excessive, because those payments materially exceeded the expenses incurred by the Defendant ING Distributor during that time period, which expenses were incurred primarily to result in the sale of shares issued by the Fund, including, but not limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature. In fact, as explained above, those expenses of Defendant ING Distributor since the beginning of the Guarantee Period were *de minimus.*

35. Plaintiffs estimate that the Fund, after the filing of this Complaint, will continue to pay the Defendant ING Distributors approximately the same periodic amounts for Distribution Fees as it did during its fiscal year ended May 31, 2003. Accordingly, the Plaintiffs estimate that the Fund will pay the Defendant ING Distributor, each month after the filing of this Complaint, approximately $375,000 in Distribution Fees.

36. The Distribution Fees that will be paid by the Fund to the Defendant ING Distributor after the filing of this Complaint and during the Guarantee Period will be excessive, because those payments will materially exceed the expenses that will be incurred by the Defendant ING Distributor after the filing of the Complaint and during the Guarantee Period, which expenses will be incurred primarily to result in the sale of shares issued by the Fund, including, but not limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature. In fact, as explained above, those expenses of Defendant ING Distributor after the filing of this Complaint and during the Guarantee Period, will be *de*

minimus.

37. In light of the fact that no sales of Fund shares have been, or will be, made to the public during the Guarantee Period, the continuation of the Fund's Plan and the Fund's Agreement with the Defendant ING Distributor, during the Guarantee Period was (and continues to be) without any reasonable basis because there was (and continues to be) not only no reasonable likelihood, there was (and continues to be) in fact no likelihood, that the continuation of the Plan and the Agreement during that time period would benefit the Fund and its shareholders.

38. In light of the fact that no sales of Fund shares have been, or will be, made to the public during the Guarantee Period, the payment by the Fund of the above referenced distribution fees during the Guarantee Period was (and continues to be) without any reasonable basis because there was (and continues to be) not only no reasonable likelihood, there was (and continues to be) in fact no likelihood, that the payment by the Fund of the above referenced distribution fees to the Defendant ING Distributors during that time period would benefit the Fund and its shareholders.

39. The Trustees of the Fund have a fiduciary duty to the Fund and its shareholders.

40. By approving the Plan and the Agreement, and by approving of the continuation of the Plan and the Agreement during the Guarantee Period, in light of the fact that there was no reasonable likelihood that payment by the Fund of the distribution fees set forth in the Plan and the Agreement would benefit the Fund and its shareholders, the Trustees breached their fiduciary duty to the Fund and its shareholders and breached their obligations under SEC Rule 12b-1(e).

41. As an affiliated company of the Defendants ING Investments and Aeltus, Defendant ING Distributor has a fiduciary duty to the Fund and its shareholders. Furthermore, as an affiliated company of the Defendants ING Investments and Aeltus, ING Distributor is liable under Sec. 36(b) of the Investment Company Act to the Fund for excessive compensation or payments paid to it by the Fund.

42. By collecting excessive distribution fees from the Fund during the Guarantee Period, ING Distributor breached its fiduciary duty to the Fund and its shareholders and is liable for those excessive distribution fees paid to it by the Fund pursuant to Sec. 36(b) of the Investment Company Act and the common law.

43. By continuing to collect excessive distribution fees from the Fund after the filing of this Complaint, ING Distributor continues to breach its fiduciary duty to the Fund and its shareholders and to violate Sec. 36(b) of the Investment Company Act.

The Excessive Management and Advisory Fees

44. Sec. 15(a) of the Investment Company Act provides that any contract to serve as an investment advisor of a registered investment company must:

a. specifically precisely all compensation to be paid thereunder;

b. provide that it is terminable, without cause and without penalty, on no more than sixty days notice, by the investment company's board of directors;

c. provide that it may continue in effect for more than two years only if its continuance is specifically approved annually by a vote of the board of directors of the investment company.

45. The Fund has advisory and sub-advisory contracts with the Defendants ING Investments and Aeltus which contain the provisions described in the preceding paragraph (the "Investment Advisory Contracts").

46. On information and belief, the Investment Advisory Contracts were approved by a unanimous vote of the Trustees.

47. On information and belief, the continuation of the Investment Advisory Contracts was approved by the unanimous vote of the Trustees some time prior to July 5, 2003.

48. The Defendant ING Investments, as the investment advisor for the Fund, has overall and ultimate responsibility for the management of the Fund's investments, pursuant to the investment criteria set forth in the Prospectus and the governing Fund documents. The Defendant Aeltus, as the investment sub-advisor for the Fund, has the operating responsibility for the management of the Fund investments, pursuant to the investment criteria set forth in the Prospectus and the governing Fund documents. The Prospectus for the Fund describes, at pages 2, 3 and 15, investment criteria for the Fund, during the Guarantee Period, and the responsibilities of the Defendants ING Investments and Aeltus as the Fund's investment advisor and sub-advisor, respectively. Page 15 also sets forth the advisory and sub-advisory fees to be paid by the Fund to the Defendants, ING Investments and Aeltus. A copy of those pages of the Prospectus for the Fund are attached hereto as Exhibit A, and are incorporated herein by reference.

49. As reflected in Exhibit A, the assets of the Fund are allocated, based upon criteria described therein, into two components, the Equity Component and the Fixed Component.

50. Since the commencement of the Guarantee Period, the Defendant ING Investments has been paid an advisory fee by the Fund of .80% of the Net Asset Value of the Fund, each year, in payment for the advisory services described above and in Exhibit A. That .80% advisory fee is paid on all of the Net Asset Value of the Fund, without regard to whether those assets are invested in the Equity Component or the Fixed Component.

51. Since the commencement of the Guarantee Period, the Defendant Aeltus has been paid a sub-advisory fee of .40% of the Net Asset Value of the Fund, each year, in payment for the sub-advisory services described above and in Exhibit A. Aeltus' sub-advisory fee has been paid by ING Investments, out of the advisory fee paid to ING Investments by the Fund. That .40% sub-advisory fee is paid on all of the Net Asset Value of the Fund, without regard to whether those assets are invested in the Equity Component or the Fixed Component.

52. A supplement dated July 22, 2003, was issued to the July 3, 2001, Prospectus for the Fund (the "Supplement"). A copy of the Supplement is attached hereto as Exhibit B and incorporated herein by reference. The Supplement provides that under specified circumstances, the Equity Component of the Fund's investments could be invested in exchange traded funds ("ETFs"), which are passively managed investment companies traded on a securities exchange whose goal is to track or replicate a desired index. The Supplement did not disclose any change in any investment advisory fees paid by the Fund to the Defendants, ING Investments and Aeltus. Accordingly, the Fund will pay the Defendant, ING Investments, .80% of the net asset value of the Fund assets invested in the ETFs and Aeltus will be paid a sub-advisory fee of .40% of the net asset value of the Fund assets invested in the ETFs.

53. The Fund and the Other PP Funds have numerous common characteristics, and no material differences, in the way they are organized, marketed and in the way their assets are managed and invested. Some of those common characteristics are:

a. They are all part of the ING Equity Trust, which is an open-end investment management company registered under the Investment Company Act. The ING Equity Trust is a Massachusetts business trust with at least 20 separate funds, one of which is the Fund and seven of which are the Other PP Funds.

b. Their shares were sold to the public only during limited time periods, called the Offering Phase or Offering Period. Thereafter there is a Guarantee Period of five years. During the Guarantee Period no shares will be sold to either the public or current shareholders, except for the reinvestment of dividends by current shareholders. Thereafter there will be an Index Plus LargeCap Period, during which shares will be offered, on a continuing basis, only to existing shareholders.

c. The investment criteria and asset allocation during each of the defined time periods – the Offering Phase, the Guarantee Period and the Index Plus LargeCap Period – are identical or virtually identical.

d. The Defendant ING Investments is the investment advisor for all of the Other PP Funds and its duties and responsibilities as investment advisor is identical for the Fund and for all of the Other PP Funds.

e. The Defendant Aeltus is the investment sub-advisor for all of the Other PP Funds and its duties and responsibilities as investment sub-advisor is identical for the Fund and for all of the Other PP Funds.

f. The same individual, Mary Ann Fernandez, Senior Vice President of Aeltus, serves as strategist for the Fund and all of the Other PP Funds. Furthermore, Ms. Fernandez is responsible for overseeing the overall strategy of the Fund and all of the Other PP Funds and the allocation of Fund Assets and the assets of the Other PP Funds, between the Equity and Fixed Components.

g. The same individual, Hugh T. M. Whelan, Portfolio Manager at Aeltus, co-manages the Equity Component of the investments of the Fund and the Equity Component of the investments of all of the Other PP Funds.

h. The same individual, Douglas E. Cote, Portfolio Manager at Aeltus, co-manages the Equity Component of the investments of the Fund and the Equity Component of the investments of all of the Other PP Funds.

i. The same individual, John Murphy, Portfolio Manager at Aeltus, manages the Fixed Component investment of the Fund and all of the Other PP Funds.

54. The Prospectus for the Principal Protection Fund VII ("PP Fund VII") describes, at pages 2, 3, and 17, investment criteria for the PP Fund VII, during the Guarantee Period, and the responsibilities of the Defendants ING Investments and Aeltus as PP Fund VII's investment advisor and sub-advisor, respectively. Page 17 also sets forth the advisory and sub-advisory fees to be paid by Fund VII to the Defendants, ING Investments and Aeltus. A Supplement, dated June 24, 2003, to the PP Fund VII Prospectus (the "PP Fund VII Supplement"), discloses the waiver, by ING Investments, of the entire .80% management fee described on page 17 of the PP Fund VII Prospectus. Pages 2, 3 and 17 of the PP Fund VII and the PP Fund VII Supplement are attached hereto as Exhibit C and are incorporated herein by

reference.

55. As reflected in Exhibit C, the Defendant ING Investments is currently being paid no annual investment advisory fee on the net asset value of the PP Fund VII. This is .80% less than the investment advisory fee which ING Investments charges the Fund.

56. As reflected in Exhibit C, before the waiver of the advisory fee described in the PP Fund VII Supplement, Aeltus was to receive an annual sub-advisory fee during the Guarantee Period of .36% of the net asset value of the PP Fund VII.

57. As reflected in Exhibits A, B and C, the duties and responsibilities of the Defendant ING Investments, as investment advisor for the Fund and for PP Fund VII (which have virtually identical investment criteria and parameters) are identical. Nevertheless, the Defendant ING Investments has charged, and continues to charge, the Fund more of the net asset value of the Fund's investments in the Fixed and ETS Components than it will be paid by PP Fund VII for identical investment advisory services.

58. The Prospectus for the PP Fund VIII describes, at pages 2, 3 and 17, investment criteria for the PP Fund VIII, during the Guarantee Period, and the responsibilities of the Defendants ING Investments and Aeltus as PP Fund VIII's investment advisor and sub-advisor, respectively. Page 17 also sets forth the advisory and sub-advisory fees to be paid by the PP Fund VIII, the Defendants, ING Investments and Aeltus. A copy of those pages of the Prospectus for the PP Fund VIII are attached hereto as Exhibit D, and are incorporated herein by reference.

59. As reflected in Exhibit D, the Defendant ING Investments will be paid an annual investment advisory fee of .80% of net asset value of the PP Fund VIII investment in the Equity Component of the asset allocation but ING Investments will only be paid an annual investment advisory fee of .55% of the net asset value of the PP Fund VIII investments in the Fixed Component and ETS Component of the asset allocation. This is .25% of the Net Asset Value of the investments in the Fixed Component and the ETS Component less than the .80% investment advisory fee which ING Investments charges the Fund for its investments in its Fixed and ETS Components.

60. As reflected in Exhibits A, B and D, the duties and responsibilities of the Defendant ING Investments, as investment advisor for the Fund and for PP Fund VIII (which have virtually identical investment criteria and parameters) are identical. Nevertheless, the Defendant ING Investments has charged, and continues to charge, the Fund .25% more of the net asset value of the Fund's investments in the Fixed and ETS Components than it will be paid by PP Fund VIII for identical investment advisory services.

61. Those facts demonstrate that the investment advisory fees received by Defendant ING Investments from the Fund, and to be received after the filing of this Complaint, are excessive.

62. As the investment advisor to the Fund, the Defendant ING Investments has a fiduciary duty to the Fund and its shareholders.

63. By collecting excessive investment advisory fees from the Fund, Defendant ING Investments breached its fiduciary duty to the Fund and its shareholders and violated Sec. 36(b) of the Investment Company Act.

64. By continuing to collect excessive investment management fees from the Fund after the filing of this Complaint, Defendant ING Investments continues to breach its fiduciary duty to the Fund and its shareholders and violate Sec. 36(b) of the Investment Company Act.

65. As reflected in Exhibit C, the Defendant Aeltus will be paid an annual investment sub-advisory fee of .36% of the net asset value of the investments of PP Fund VII during the Guarantee Period, if the waiver of the investment advisory fees described in the PP Fund VII Supplement is reversed. This would be .04% less than the investment sub-advisory fee which Aeltus receives as investment sub-advisor for the Fund.

66. As reflected in Exhibit D, the Defendant Aeltus will be paid an annual investment sub-advisory fee of .36% of the net asset value of the investments of PP Fund VIII in the Equity Component and .2475% of the net asset value of investments of the PP Fund VIII in the Fixed Component. This is .04% less than the investment sub-advisory fee which Aeltus receives as investment sub-advisor for the Fund for Equity Component investments and .1525% less than the investment sub-advisory fee which Aeltus receives as investment sub-advisor of the Fund for the Fund's Fixed Component investments.

67. As reflected in Exhibits A, B, C and D, the duties and responsibilities of the Defendant Aeltus, as investment sub-advisor for the Fund and for PP Fund VII and VIII (all of which have virtually identical investment criteria and parameters) are identical. Nevertheless, the Defendant Aeltus has received, and continues to receive, more from the Fund than it will be paid for identical investment sub-advisory services to PP Fund VII and VIII.

68. Those facts demonstrate that the investment sub-advisory fees received by Defendant Aeltus, and to be received after the filing of this Complaint, are excessive.

69. As the investment sub-advisor to the Fund, the Defendant Aeltus has a fiduciary duty to the Fund and its shareholders.

70. By collecting excessive investment sub-advisory fees, Defendant Aeltus breached its fiduciary duty to the Fund and its shareholders and violated Sec. 36(b) of the Investment Company Act.

71. By continuing to collect excessive investment advisory fees after the filing of this Complaint, Defendant Aeltus continues to breach its fiduciary duty to the Fund and its shareholders and violate Sec. 36(b) of the Investment Company Act.

DERIVATIVE ALLEGATIONS

72. This action is brought by the Plaintiffs derivatively, on behalf of the Fund, to recover excessive Rule 12b-1 Distribution Fees paid by the Fund to the Defendant ING Distributor.

73. This action is also brought by the Plaintiffs, derivatively, on behalf of the Fund to recover excessive management or advisory fees paid by the Fund to the Defendants, ING Investments and Aeltus.

74. In each instance, the charging of, and receiving of, excessive fees by the Defendants, from the Fund, constituted a breach by the Defendants of their fiduciary duty to the Fund and violated Sec. 36(b) of the Investment Company Act.

75. This action is brought by the Plaintiffs, derivatively, on behalf of the Fund, pursuant to Rule 36(b) of the Investment Company Act. Accordingly, the Plaintiffs were not required to, and have not, made demand upon the Trustees of the Fund to bring this action on behalf of the Fund. *See, Daily Income, Inc. v. Fox,* 464 U.S. 523, 104 S.Ct. 831 (1984).

76. Even if it had been required for demand to be made upon the Trustees to cause the Fund to bring this action against the Defendants, the making of such demand in this case would have been futile and, hence, is excused.

77. Demand upon the Trustees would have been futile because the claims asserted herein are based upon the excessiveness of fees charged to the Fund by the Defendant pursuant to the Plan, the Agreement and the Advisory Fee Contracts which the Trustees have specifically voted to approve and voted to continue.

78. Under these circumstances, each of the Trustees is deemed "interested" in the transactions and conduct at issue, because each of the Trustees ". . . is a party to the transactions and conduct." 1. ALI Principal of Corporate Government: Analysis and Recommendations Section 1.23(a)(1) (1994) as cited in *Harhen v. Brown*, 431 Mass. 838, 843 (2000).

79. There being no disinterested trustees with respect to this matter, demand on the Trustees would be futile.

80. That demand would be futile under these circumstances is reinforced by the following conclusion in *Daily Income Fund, Inc.*, 464 U.S. at 546 (Stevens, J., concurring):

> . . . a demand requirement would serve no meaningful purpose . . . the contract against the Fund and its investment advisor had been expressly approved by the independent directors of the Fund. Since the disinterested directors are required to review and approve all advisory fees and contracts under Sec. 15 of the Act. . . a demand would be a futile gesture after directors have already passed on the contract.

COUNT I

Against the Defendant ING Distributor for Breach of Fiduciary Duty and For Violation of Sec. 36(b) of the Investment Company Act

81. The Plaintiffs repeat and reallege all of the preceding paragraphs in this Complaint.

82. The Defendant ING Distributor is liable to the Fund for breach of its fiduciary duty to the Fund and its shareholders and for violation of Sec. 36(b) of the Investment Company Act.

83. The Fund has been damaged by the Defendant ING Distributor's breach of its fiduciary duty to the Fund and its shareholders and by its violation of Sec. 36(b) of the Investment Company Act, by the amount which the Defendant ING Distributor received from the Fund as distribution fees during the Guarantee Period.

COUNT II

Against the Defendants ING Investments and Aeltus for Breach of Fiduciary Duty and For Violation of Sec. 36(b) of the Investment Company Act

84. The Plaintiffs repeat and reallege all of the preceding paragraphs in this Complaint.

85. The Defendant ING Investments and Aeltus are liable to the Fund for breach of their fiduciary duties to the Fund and its shareholders and for violation of Sec. 36(b) of the Investment Company Act.

86. The Fund has been damaged by the breach by Defendants ING Investments and Aeltus of their fiduciary duties to the Fund and its shareholders and by their violations of Sec. 36(b) of the Investment Company Act, by the excessive amounts which the Defendants ING Investments and Aeltus received and will receive as investment advisory and investment sub-advisory fees.

WHEREFORE: Plaintiffs pray this Honorable Court to:

A. Find the Defendants liable for breach of their fiduciary duties to the Fund and its shareholders and for violation of Sec. 36(b) of the Investment Company Act;

B. Declare that the distribution, advisory and sub-advisory fees that have been and continue to be charged by the Defendants are excessive;

C. Issue a permanent injunction, enjoining the Defendants from continuing to charge the distribution, advisory and sub-advisory fees which this Court finds to be excessive;

D. Determine and award to the Fund the amount of excessive distribution, advisory and sub-advisory fees that the Defendants have received from the Fund;

E. Award the Plaintiffs their reasonable attorneys fees and costs; and

F. Any other further relief which this Court finds just and proper.

Dated: November 7, 2003

Submitted by the attorneys for the Plaintiffs,



Edward F. Haber BBO No. 215620
Christine E. Morin BBO No. 600237
Shapiro Haber & Urmy LLP
75 State Street
Boston, MA 02109
(617) 439-3939

OF COUNSEL:

Richard J. Vita BBO No. 510260
77 Franklin Street, 3rd Fl.
Boston, MA 02110

DECLARATION

Now comes Walter Price, Trustee, Revokable Living Trust D/T/D, 12/24/00, and he hereby deposes and says:

1. I am a Plaintiff in the action entitled *Walter Price and Heidi Hedlund, Trustees, Revokable Living Trust D/T/D, 12/24/00, derivatively on behalf of ING Principal Protection Fund v. ING Funds Distributor, LLC, ING Investments, LLC, and Aeltus Investment Management, Inc., defendants, and ING Principal Protection Fund, nominal defendant.*

2. I have reviewed the Derivative Complaint in the action. The allegations in paragraph five of the Complaint are true and accurate to the best of my knowledge and belief.

Signed and sworn to this 27 day of October, 2003, under the pains and penalties of perjury.



Walter Price, Trustee

EXHIBIT A

Prospectus

July 3, 2001

Classes A, B and C

Pilgrim Principal Protection Fund

The Offering Phase will run from July 5, 2001 through October 3, 2001. All monies to purchase shares during the Offering Phase must be received no later than October 3, 2001.



This prospectus contains important information about investing in the Pilgrim Principal Protection Fund. You should read it carefully before you invest, and keep it for future reference. Please note that your investment: is not a bank deposit, is not guaranteed by the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board or any other government agency and is affected by market fluctuations. There is no guarantee that the Fund will achieve its objective. As with all mutual funds, the U.S. Securities and Exchange Commission (SEC) has not approved or disapproved these securities nor has the SEC judged whether the information in this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.


ING PILGRIM

PILGRIM PRINCIPAL PROTECTION FUND

GUARANTEE PERIOD OBJECTIVE



During the Guarantee Period, the Fund seeks to participate in favorable equity market conditions while preserving at least the principal amount of the Fund as of the inception of the Guarantee Period.

GUARANTEE PERIOD INVESTMENT STRATEGY



Under normal market conditions, during the Guarantee Period the Fund's assets are allocated between an:

- **Equity Component**, consisting primarily of common stocks, and a
- **Fixed Component**, consisting primarily of U.S. Government securities.

Equity Component — the Equity Component will be managed by the Sub-Adviser to the Fund, subject to oversight by the Adviser. The Sub-Adviser will employ an Enhanced Index Strategy. That strategy means that the Sub-Adviser invests at least 80% of the Equity Component's net assets in stocks included in the Standard and Poor's 500 Index (S&P 500), although the weightings of the stocks will vary somewhat from their respective weightings in the S&P 500, as described below. The Equity Component may also include up to 20% of S&P 500 futures contracts. The S&P 500 is a stock market index comprised of common stocks of 500 of the largest publicly traded companies in the U.S. selected by Standard and Poor's Corporation (S&P).

The Sub-Adviser manages the Equity Component by overweighting those stocks that it believes will outperform the S&P 500 and underweighting (or avoiding altogether) those stocks that it believes will underperform the S&P 500. Stocks that the Sub-Adviser believes are likely to match the performance of the S&P 500 are invested in proportion to their representation in the Index. To determine which stocks to weight more or less heavily, the Sub-Adviser uses internally developed quantitative computer models to evaluate various criteria, such as the financial strength of each company and its potential for strong, sustained earnings growth. At any one time, the Equity Component must hold 400 stocks and generally holds between 400 and 450 stocks included in the S&P 500. Although the Equity Component will not hold all of the stocks in the S&P 500, the Sub-Adviser expects that there will be a close correlation between the performance of the Equity Component and that of the S&P 500 in both rising and falling markets.

The Fund may use futures for hedging purposes. Futures contracts provide for the future sale by one party and purchase by another party of a specified amount of a financial instrument or a specific stock market index for a specified price on a designated date. During the Guarantee Period, the Fund may only invest in futures contracts on the S&P 500 and U.S. Treasury securities.

Fixed Component — the Sub-Adviser looks to select investments for the Fixed Component with financial characteristics that will, at any point in time, closely resemble those of a portfolio of zero coupon bonds which mature within one month of the Guarantee Maturity Date. The Fixed Component will consist primarily of securities issued or guaranteed by the U.S. Government and its agencies or instrumentalities of a short- to intermediate-duration. Duration refers to the sensitivity of fixed income securities to interest rate changes. Generally, fixed income securities with shorter durations are less sensitive to changes in interest rates. These securities include STRIPS (Separate Trading of Registered Interest and Principal of Securities). STRIPS are created by the Federal Reserve Bank by separating the interest and principal components of an outstanding U.S. Treasury or agency bond and selling them as individual securities. The Fixed Component may also include corporate bonds rated AA– or higher by S&P and/or Aa3 or higher by Moody's Investors Service, Inc., futures on U.S. Treasury securities and money market instruments.

Asset Allocation — the Sub-Adviser uses a proprietary computer model to determine, on an ongoing basis, the percentage of assets allocated to the Equity Component and to the Fixed Component. The model evaluates a number of factors, including, but not limited to:

- the market value of the Fund's assets as compared to the aggregate guaranteed amount;
- the prevailing level of interest rates;
- equity market volatility; and
- the length of time remaining until the Guarantee Maturity Date.

The model will determine the initial allocation between the Equity Component and the Fixed Component on the first day of the Guarantee Period and will evaluate the allocations on a daily basis thereafter. Generally, as the market value of the Equity Component rises, more assets are allocated to the Equity Component, and as the market value of the Equity Component declines, more assets are allocated to the Fixed Component.

The model may require the Fund to have a portfolio turnover rate in excess of 200%. Portfolio turnover refers to the frequency of portfolio transactions and the percentage of portfolio assets being bought and sold during the year.

Transition Period. After the Guarantee Maturity Date, the Fund will, in the ordinary course of its investment activities, sell any fixed-income securities remaining in its portfolio and purchase stocks included in the S&P 500 and S&P 500 futures contracts as soon as reasonably practicable, in order to conform its holdings to the Fund's Index Plus LargeCap Period investment objective as described later in the Prospectus.

GUARANTEE PERIOD RISKS



The principal risks of an investment in the Fund during the Guarantee Period are those generally attributable to stock and bond investing. The success of the Fund's strategy depends on the Sub-Adviser's ability to allocate assets between the Equity Component and the Fixed Component and in selecting investments within each component. **Because the Fund invests in both stocks and bonds, the Fund may underperform stock funds when stocks are in favor and underperform bond funds when bonds are in favor.**

The risks associated with investing in **stocks** include sudden and unpredictable drops in the value of the market as a whole and periods of lackluster or negative performance. The performance of the Equity Component also depends significantly on the Sub-Adviser's skill in determining which securities to overweight, underweight or avoid altogether.

The principal risk associated with investing in **bonds** is that interest rates may rise, which generally causes bond prices to fall. The market value of a zero coupon bond portfolio (which may include STRIPS) generally is more volatile than the market value of a portfolio of fixed income securities with similar maturities that pay interest periodically. With corporate bonds, there is a risk that the issuer will default on the payment of principal or interest.

If interest rates are low (particularly at the inception of the Guarantee Period), Fund assets may be largely invested in the Fixed Component in order to increase the likelihood of preserving the value of the Fund as measured at the inception of the Guarantee Period. In addition, if during the Guarantee Period the equity markets experience a major decline, the Fund's assets may become largely or entirely invested in the Fixed Component. In fact, if the value of the Equity Component were to decline by 30% in a single day, a complete and irreversible reallocation to the Fixed Component may occur. In this circumstance, the Fund would not participate in any subsequent recovery in the equity markets. Use of **the Fixed Component reduces the Fund's ability to participate as fully in upward equity market movements, and therefore represents some loss of opportunity, or opportunity cost, compared to a portfolio that is more heavily invested in equities. In addition, the terms of a Financial Guaranty Agreement executed in connection with the Guarantee prescribes the manner in which the Fund must be managed during the Guarantee Period. Accordingly, the Financial Guaranty Agreement could limit the Sub-Adviser's ability to alter the management of the Fund during the Guarantee Period in response to changing market conditions.**

The use of futures contracts by the Fund can amplify a gain or loss, potentially earning or losing substantially more money than the actual cost of the investment. In addition, while a hedging strategy can guard against potential risks for the Fund as a whole, it adds to the Fund's expenses and may reduce or eliminate potential gains. There is also a risk that a futures contract intended as a hedge may not perform as expected.

The asset allocation process results in additional transaction costs such as brokerage commissions. This process can have an adverse effect on the performance of the Fund during periods of increased equity market volatility. In addition, a high portfolio turnover rate, which may also have an adverse effect on the performance of the Fund, may increase the Fund's transaction costs.

The asset allocation process and sale of fixed-income securities in connection with the transition period may also result in the realization of additional gains to the Fund and may therefore also increase the tax liability of shareholders. The Fund will distribute any net gains and income to shareholders. Such distributions are taxable to shareholders even if the distributions are reinvested in the Fund.

Shares of the Fund may fall in value and you could lose money by investing in the Fund if you redeem your shares prior to the Guarantee Maturity Date or if you continue to hold Fund shares after the Guarantee Maturity Date.

For a description of additional principal risks, see "Other Principal Risks of Investing in the Fund and "More Information About Risks" later in this Prospectus.



ING Pilgrim Investments, LLC, a Delaware limited liability company (ING Pilgrim or Adviser), serves as the investment adviser to the Fund. ING Pilgrim has overall responsibility for the management of the Fund. ING Pilgrim provides or oversees all investment advisory and portfolio management services for the Fund, and assists in managing and supervising all aspects of the general day-to-day business activities and operations of the Fund, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services.

Organized in December 1994, ING Pilgrim is registered as an investment adviser. ING Pilgrim is an indirect wholly-owned subsidiary of ING Groep N.V. (NYSE: ING) (ING Group). ING Group is a global financial institution active in the field of insurance, banking, and asset management in more than 65 countries, with almost 100,000 employees.

As of May 31, 2001, ING Pilgrim managed over $18.6 billion in assets.

ING Pilgrim's principal address is 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258.

For its services, ING Pilgrim is entitled to receive an advisory fee as set forth below. The advisory fee is expressed as an annual rate based on the average daily net assets of the Fund.

Offering Phase	0.25%
Guarantee Period	0.80%
Index Plus LargeCap Period	0.60%

ING Pilgrim has engaged Aeltus Investment Management, Inc., a Connecticut corporation (Aeltus or Sub-Adviser), to serve as the investment sub-adviser to the Fund's portfolio. Aeltus is responsible for managing the assets of the Fund in accordance with its investment objectives and policies, subject to oversight by ING Pilgrim.

Founded in 1972, Aeltus is registered as an investment adviser. Aeltus is an indirect wholly-owned subsidiary of ING Group, and is an affiliate of ING Pilgrim. Aeltus has acted as adviser or sub-adviser to mutual funds since 1994 and has managed institutional accounts since 1972.

As of May 31, 2001, Aeltus managed over $41 billion in assets.

Its principal office is located at 10 State House Square, Hartford, Connecticut 06103-3602.

For its services, Aeltus is entitled to receive a sub-advisory fee as set forth below. The sub-advisory fee is expressed as an annual rate based on the average daily net assets of the Fund.

Offering Phase	0.125%
Guarantee Period	0.40 %
Index Plus LargeCap Period	0.30 %

Portfolio Management During the Guarantee Period

Asset Allocation. Mary Ann Fernandez, Senior Vice President, Aeltus, serves as strategist for the Fund and is responsible for overseeing the overall Fund strategy and the allocation of Fund assets between the Equity and Fixed components. Ms. Fernandez joined Aeltus in 1996 as Vice President of product development and is currently serving as a Portfolio Specialist, assisting in the management and marketing of certain equity strategies managed by Aeltus. Previously, Ms. Fernandez was employed as Managing Director in the Real Estate Investment Group of Aetna Inc.

Equity Component. Hugh T. M. Whelan, Portfolio Manager, Aeltus, co-manages the Equity Component. Mr. Whelan has been serving as a quantitative equity analyst since 1999. Previously, Mr. Whelan served as an analyst in Aeltus' fixed income group since 1994.

Douglas E. Coté, Portfolio Manager, Aeltus, co-manages the Equity Component. Mr. Coté has been serving as a quantitative equity analyst since 1996. Previously, Mr. Coté was responsible for developing quantitative applications for Aeltus' equity department.

Fixed Component. The Fixed Component is managed by a team of Aeltus fixed-income specialists.

Portfolio Management During the Index Plus LargeCap Period

It is anticipated that Messrs. Whelan and Coté will manage the Fund during the Index Plus LargeCap Period.



EXHIBIT B

Securities Act of 1933 File No.: 333-56881
Investment Company Act of 1940 File No.: 811-8817

ING PRINCIPAL PROTECTION FUNDS

Supplement Dated July 22, 2003
To The Class A, B and C Prospectuses
(Dates of Which are Indicated in Parentheses)

ING Principal Protection Fund [1] (July 3, 2001)
ING Principal Protection Fund II [2] (November 5, 2001)
ING Principal Protection Fund III (March 1, 2002)
ING Principal Protection Fund IV (June 7, 2002)
ING Principal Protection Fund V (October 11, 2002)
ING Principal Protection Fund VI (January 10, 2003)
ING Principal Protection Fund VII (April 15, 2003)

The section entitled "Guarantee Period Investment Strategy," on page 2 of each Prospectus, is amended to insert the following subsection prior to the subsection entitled "Fixed Component" on page 2:

Investment Strategy Under Certain Market Conditions -- In the event that the Equity Component's market value is $5 Million or less, in order to replicate investment in stocks listed on the S&P 500, the Sub-Adviser may invest the entire amount of the Equity Component's assets in S&P 500 futures, in exchange traded funds (ETFs), or in a combination of S&P 500 futures and ETFs, subject to any limitation on the Fund's investments in such securities. ETFs are passively managed investment companies traded on a securities exchange whose goal is to track or replicate a desired index. The Sub-Adviser will not employ an enhanced index strategy when it invests in S&P 500 futures and ETFs.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE

[1] Formerly named Pilgrim Principal Protection Fund.
[2] Formerly named Pilgrim Principal Protection Fund II.

EXHIBIT C

Prospectus

April 15, 2003

Classes A, B and C

ING Principal
Protection Fund VII

The Offering Period will run from May 1, 2003 through July 10, 2003. All monies to purchase shares during the Offering Period must be received no later than July 10, 2003.



This prospectus contains important information about investing in the ING Principal Protection Fund VII. You should read it carefully before you invest, and keep it for future reference. Please note that your investment is not a bank deposit, is not guaranteed by the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board or any other government agency and is affected by market fluctuations. There is no guarantee that the Fund will achieve its objective. As with all mutual funds, the U.S. Securities and Exchange Commission (SEC) has not approved or disapproved these securities nor has the SEC judged whether the information in this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.


ING
FUNDS

ING PRINCIPAL PROTECTION FUND VII

GUARANTEE PERIOD OBJECTIVE



During the Guarantee Period, the Fund seeks to participate in favorable equity market conditions while preserving at least the principal amount of the Fund as of the inception of the Guarantee Period.

GUARANTEE PERIOD INVESTMENT STRATEGY



Principal Investment Strategies. The Fund will not implement an "investment strategy" in any conventional sense. Rather, the Fund's asset allocation strategy seeks to optimize the exposure of the series to the Equity Component while protecting Fund assets. Assets allocated to the Equity Component may be reduced or eliminated in order to conserve assets at a level equal to or above the present value of the Payment Undertaking. The Fund allocates its assets among the following asset classes:

- During the Offering Period, the Fund's assets will be invested in short-term instruments.
- During the Guarantee Period, the Fund's assets will be allocated between the:
  - **Equity Component**, consisting of common stocks included in the Standard and Poor's 500 Index (S&P 500) and futures contracts on the S&P 500; and the
  - **Fixed Component**, consisting primarily of short- to intermediate-duration U.S. Government securities.

The Fund's asset allocation strategy is implemented by allocating assets appropriately to the Equity Component and to the Fixed Component to optimize exposure to the Equity Component while controlling the risk that payment under the Payment Undertaking will be required. Consequently, there can be no assurance as to the percentage of assets, if any, allocated to the Equity Component, or to any investment returns generated by the Fund.

Asset Allocation — the Sub-Adviser uses a proprietary computer model to determine on a daily basis the percentage of assets allocated to the Equity Component and to the Fixed Component. The model evaluates a number of factors, including the then current market value of the Fund, the then prevailing level of interest rates, equity market volatility, the Fund's total annual expenses, and the Maturity Date. The model determines the initial allocation between the Equity Component and the Fixed Component on the first day of the Guarantee Period and provides direction for any reallocations on a daily basis thereafter. Generally, as the value of the Equity Component rises, more assets are allocated to the Equity Component; as the value of the Equity Component declines, more assets are allocated to the Fixed Component. The amount directed to the Equity Component is always restricted so that even if it were to experience a 30% decline in value on a given day and before being redirected to the Fixed Component, the remaining assets would still be sufficient to meet the Payment Undertaking. The allocation to the Equity Component or the Fixed Component may be zero under certain circumstances.

Equity Component — the Equity Component will be managed by the Sub-Adviser to the Fund, subject to oversight by the Adviser. The Sub-Adviser will employ an Enhanced Index Strategy. That strategy means that the Sub-Adviser invests at least 80% of the Equity Component's net assets in stocks included in the Standard and Poor's 500 Index (S&P 500), although the weightings of the stocks will vary somewhat from their respective weightings in the S&P 500, as described below. The Equity Component may also include up to 20% of S&P 500 futures contracts. The S&P 500 is a stock market index comprised of common stocks of 500 of the largest publicly traded companies in the U.S. selected by Standard and Poor's Corporation (S&P).

The Sub-Adviser manages the Equity Component by overweighting those stocks that it believes will outperform the S&P 500 and underweighting (or avoiding altogether) those stocks that it believes will underperform the S&P 500. Stocks that the Sub-Adviser believes are likely to match the performance of the S&P 500 are invested in proportion to their representation in the Index. To determine which stocks to weight more or less heavily, the Sub-Adviser uses internally developed quantitative computer models to evaluate various criteria, such as the financial strength of each company and its potential for strong, sustained earnings growth. At any one time, the Equity Component must hold 400 stocks and generally holds between 400 and 450 stocks included in the S&P 500. Although the Equity Component will not hold all of the stocks in the S&P 500, the Sub-Adviser expects that there will be a close correlation between the performance of the Equity Component and that of the S&P 500 in both rising and falling markets.

The Fund may use futures for hedging purposes. Futures contracts provide for the future sale by one party and purchase by another party of a specified amount of a financial instrument or a specific stock market index for a specified price on a designated date. During the

Guarantee Period, the Fund may only invest in futures contracts on the S&P 500 and U.S. Treasury securities.

Fixed Component — the Sub-Adviser looks to select investments for the Fixed Component with financial characteristics that will, at any point in time, closely resemble those of a portfolio of zero coupon bonds which mature within three months of the Guarantee Maturity Date. The Fixed Component will consist primarily of securities issued or guaranteed by the U.S. Government and its agencies or instrumentalities of a short- to intermediate-duration. Duration refers to the sensitivity of fixed income securities to interest rate changes. Generally, fixed income securities with shorter durations are less sensitive to changes in interest rates. These securities include STRIPS (Separate Trading of Registered Interest and Principal of Securities). STRIPS are created by the Federal Reserve Bank by separating the interest and principal components of an outstanding U.S. Treasury or agency bond and selling them as individual securities. The Fixed Component may also include corporate bonds rated AA– or higher by S&P and/or Aa3 or higher by Moody's Investors Service, Inc., futures on U.S. Treasury securities and money market instruments.

Turnover. The model may require the Fund to have a portfolio turnover rate in excess of 200%. Portfolio turnover refers to the frequency of portfolio transactions and the percentage of portfolio assets being bought and sold during the year.

Transition Period. After July 15, 2008 (Guarantee Maturity Date), the Fund will, in the ordinary course of its investment activities, sell any fixed-income securities remaining in its portfolio and purchase stocks included in the S&P 500 and S&P 500 futures contracts as soon as reasonably practicable, in order to conform its holdings to the Fund's Index Plus LargeCap Period investment objective as described later in the Prospectus.

PRINCIPAL GUARANTEE PERIOD RISKS



You could lose money on an investment in the Fund. All mutual funds have varying degrees of risk, depending on the securities they invest in. Please read this prospectus carefully to be sure you understand the principal risks and strategies associated with the Fund. You should consult the Statement of Additional Information (SAI) for a complete list of the risks and strategies.

The principal risks of an investment in the Fund during the Guarantee Period involve opportunity costs, as well as the risks of investing in stocks and bonds. Opportunity Costs involve the likelihood that a significant portion of Fund assets are allocated to the Fixed Component during periods of low interest rates and/or of declining equity market which reduces the Fund's ability to participate fully in upward equity market movement.

Allocation Risk: If at the inception of, or any time during, the Guarantee Period interest rates are low, the Fund's assets may be largely invested in the Fixed Component in order to decrease the likelihood that a payment would be required under the Payment Undertaking. The effect of low interest rates on the Fund would likely be more pronounced at the inception of the Guarantee Period, as the initial allocation of assets would include more fixed income securities. In addition, if during the Guarantee Period the equity markets experienced a major decline, the Fund's assets may become largely invested in the Fixed Component. In fact, if the value of the Equity Component were to decline by a significant amount, a complete reallocation to the Fixed Component would likely occur. In the event of a reallocation of 100% of the assets to the Fixed Component, the Fund would not reallocate any assets into the Equity Component prior to the Maturity Date. **Use of the Fixed Component reduces the Fund's ability to participate as fully in upward equity market movements, and therefore represents some loss of opportunity, or opportunity cost, compared to a portfolio that is fully invested in equities.**

Asset Allocation May Underperform Static Strategies. The asset allocation process results in transaction costs. Volatile periods in the market may increase these costs. This process can have an adverse effect on the performance of the Fund during periods of increased equity market volatility. In addition, a high portfolio turnover rate, which may also have an adverse effect on the performance of the Fund, may increase the Fund's transaction costs.

Opportunity Costs. There are substantial opportunity costs associated with an investment in the Fund. The Fund may allocate a substantial portion, and under certain circumstances all, of the Fund's assets to the Fixed Component in order to conserve Fund assets to a level equal to or above the present value of the Payment Undertaking.

Initially, if interest rates are low, the allocation to the Fixed Component may be over 70% of the Fund assets. If the market value of the Equity Component rises, the percentage of the Fund's assets allocated to the Equity Component generally will also rise. However, the relative volatility of these two Components as well as the past performance of the Fund will affect these allocations. For example, if the Fund incurs early losses, the Fund may

MANAGEMENT OF THE FUND

ING Investments, LLC, an Arizona limited liability company (ING Investments or Adviser), serves as the investment adviser to the Fund. ING Investments has overall responsibility for the management of the Fund. ING Investments provides or oversees all investment advisory and portfolio management services for the Fund, and assists in managing and supervising all aspects of the general day-to-day business activities and operations of the Fund, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services.

Organized in December 1994, ING Investments is registered as an investment adviser. ING Investments is an indirect wholly-owned subsidiary of ING Groep N.V. (NYSE: ING). ING Groep N.V. is a global financial institution active in the field of insurance, banking, and asset management in more than 65 countries, with over 110,000 employees.

As of March 31, 2003, ING Investments managed over $32.5 billion in assets.

ING Investments' principal address is 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258.

For its services, ING Investments is entitled to receive an advisory fee as set forth below. The advisory fee is expressed as an annual rate based on the average daily net assets of the Fund.

Offering Phase and Quiet Period	0.25%
Guarantee Period	0.80%
Index Plus LargeCap Period	0.60%

ING Investments has engaged Aeltus Investment Management, Inc., a Connecticut corporation (Aeltus or Sub-Adviser), to serve as the investment sub-adviser to the Fund's portfolio. Aeltus is responsible for managing the assets of the Fund in accordance with its investment objectives and policies, subject to oversight by ING Investments.

Founded in 1972, Aeltus is registered as an investment adviser. Aeltus is an indirect wholly-owned subsidiary of ING Groep N.V., and is an affiliate of ING Investments. Aeltus has acted as adviser or sub-adviser to mutual funds since 1994 and has managed institutional accounts since 1972.

As of March 31, 2003, Aeltus managed over $38.1 billion in assets.

Its principal office is located at 10 State House Square, Hartford, Connecticut 06103-3602.

For its services, Aeltus is entitled to receive a sub-advisory fee as set forth below. The sub-advisory fee is expressed as an annual rate based on the average daily net assets of the Fund and is paid by the Adviser.

Offering Phase and Quiet Period	0.1125%
Guarantee Period	0.36%
Index Plus LargeCap Period	0.27%

Portfolio Management During the Guarantee Period

Asset Allocation. Mary Ann Fernandez, Senior Vice President, Aeltus, serves as strategist for the Fund and is responsible for overseeing the overall Fund strategy and the allocation of Fund assets between the Equity and Fixed components. Ms. Fernandez joined Aeltus in 1996 as Vice President of product development and is currently serving as a Portfolio Specialist, assisting in the management and marketing of certain equity strategies managed by Aeltus. Previously, Ms. Fernandez was employed as Managing Director in the Real Estate Investment Group of Aetna Inc.

Equity Component. Hugh T. M. Whelan, Portfolio Manager, Aeltus, co-manages the Equity Component. Mr. Whelan has been serving as a quantitative equity analyst since 1999. Previously, Mr. Whelan served as an analyst in Aeltus' fixed income group since 1994.

Douglas E. Coté, Portfolio Manager, Aeltus, co-manages the Equity Component. Mr. Coté has been serving as a quantitative equity analyst since 1996. Previously, Mr. Coté was responsible for developing quantitative applications for Aeltus' equity department.

Fixed Component. John Murphy is a Portfolio Manager for the ING Aeltus mortgage separate accounts and the Fixed Component. In 1986, he joined Aeltus and has served as a quantitative analyst and assistant portfolio manager of fixed income investments. He is a Chartered Financial Analyst.

Securities Act of 1933 File No.: 333-56881
Investment Company Act of 1940 File No.: 811-8817

ING PRINCIPAL PROTECTION FUND
Supplement Dated June 24, 2003
To The Class A, B and C Prospectus
ING Principal Protection Fund VII
Dated April 15, 2003

The following amends the Section entitled "What You Pay to Invest" on page 7 as well as the information regarding advisory, sub-advisory and administrative fees noted on page 17.

ING Investments has agreed to modify the Expense Limitation Agreement to waive the Management Fee, during all or a portion of the Guarantee Period, so that the Fund will have Net Expenses on an annual basis of 0.95% for Class A shares, and 1.70% for Class B and C shares. This action was taken because, in the current interest rate environment, the allocation formula would permit little or no allocation to the Equity Component of the Fund under the fee schedule outlined on page 7. The portion of the Fund's assets allocated to equity securities does not affect the Guaranteed Amount but does impact the extent to which the fund offers the potential to participate in equity markets. The Expense Limitation Agreement may be modified during the Guarantee Period to reinstate some or all of the fees upon approval of the Fund's Board of Trustees.

There is no assurance as to the allocation of Fund assets to the Equity Component. If interest rates on the types of securities included in the Fixed Component continue to decline or the market value of the Equity Component declines, the allocation to the Equity Component may decline from its initial position, or be eliminated altogether, and the Fund would not participate in any increases or decreases in the equity market after that time. The asset allocation does not affect the Payment Undertaking of the Fund, nor does it affect the Guaranteed Amount. However it will determine the allocation of Fund assets invested in the Equity Component and the ability of the Fund to participate in the equity market.

The following amends all references to the following dates in the Prospectus: Offering Period, Quiet Period, Guarantee Period, Guarantee Maturity Date and Index Plus LargeCap Period:

The Offering Period of the Fund will close on June 24, 2003. Therefore, all other related dates have been accelerated as outlined below:

Offering Period	May 1, 2003 to June 24, 2003
Quiet Period	June 25, 2003 to June 29, 2003
Guarantee Period	June 30, 2003 to June 26, 2008
Guarantee Maturity Date	June 26, 2008
Index Plus LargeCap Period Begins	June 27, 2008

EXHIBIT D

Prospectus

September 5, 2003

Classes A, B and C

ING Principal Protection Fund VIII

The Offering Period will run from October 1, 2003 through December 15, 2003. All monies to purchase shares during the Offering Period must be received no later than December 15, 2003.



This prospectus contains important information about investing in the ING Principal Protection Fund VIII. You should read it carefully before you invest, and keep it for future reference. Please note that your investment: is not a bank deposit, is not guaranteed by the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board or any other government agency and is affected by market fluctuations. There is no guarantee that the Fund will achieve its objective. As with all mutual funds, the U.S. Securities and Exchange Commission (SEC) has not approved or disapproved these securities nor has the SEC judged whether the information in this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.


ING
FUNDS

ING PRINCIPAL PROTECTION FUND VIII

Adviser
ING Investments, LLC

Sub-Adviser
Aeltus Investment Management, Inc.

GUARANTEE PERIOD OBJECTIVE



During the Guarantee Period, the Fund seeks to participate in favorable equity market conditions while preserving at least the principal amount of the Fund as of the inception of the Guarantee Period.

GUARANTEE PERIOD INVESTMENT STRATEGY



Principal Investment Strategies. The Fund will not implement an "investment strategy" in any conventional sense. Rather, the Fund's asset allocation strategy seeks to optimize the exposure of the Fund to the Equity Component while protecting Fund assets. Assets allocated to the Equity Component may be reduced or eliminated in order to conserve assets at a level equal to or above the present value of the Payment Undertaking. The Fund allocates its assets among the following asset classes:

- During the Offering Period, the Fund's assets will be invested in short-term instruments.
- During the Guarantee Period, the Fund's assets will be allocated between the:
  - **Equity Component**, consisting primarily of common stocks included in the Standard and Poor's 500 Composite Stock Price Index (S&P 500), and futures contracts on the S&P 500; and the
  - **Fixed Component**, consisting primarily of short- to intermediate-duration U.S. Government securities.

The Fund's asset allocation strategy is implemented by allocating assets appropriately to the Equity Component and to the Fixed Component to optimize exposure to the Equity Component while controlling the risk that payment under the Payment Undertaking will be required. Consequently, there can be no assurance as to the percentage of assets, if any, allocated to the Equity Component, or to any investment returns generated by the Fund.

Asset Allocation — the Sub-Adviser uses a proprietary computer model to determine on a daily basis the percentage of assets allocated to the Equity Component and to the Fixed Component. The model evaluates a number of factors, including the then current market value of the Fund, the then prevailing level of interest rates, equity market volatility, the Fund's total annual expenses, and the Maturity Date. The model determines the initial allocation between the Equity Component and the Fixed Component on the first day of the Guarantee Period and provides direction for any reallocations on a daily basis thereafter. Generally, as the value of the Equity Component rises, more assets are allocated to the Equity Component; as the value of the Equity Component declines, more assets are allocated to the Fixed Component. The amount directed to the Equity Component is always restricted so that even if it were to experience a 30% decline in value on a given day and before being redirected to the Fixed Component, the remaining assets would still be sufficient to meet the Payment Undertaking. The allocation to the Equity Component or the Fixed Component may be zero under certain circumstances.

Equity Component — the Equity Component will be managed by the Sub-Adviser to the Fund, subject to oversight by the Adviser. The Sub-Adviser will employ an enhanced index strategy. That strategy means that the Sub-Adviser invests at least 80% of the Equity Component's net assets in stocks included in the S&P 500, although the weightings of the stocks will vary somewhat from their respective weightings in the S&P 500, as described below. The S&P 500 is a stock market index comprised of common stocks of 500 of the largest publicly traded companies in the U.S. selected by Standard and Poor's Corporation (S&P).

The Sub-Adviser manages the Equity Component by overweighting those stocks that it believes will outperform the S&P 500 and underweighting (or avoiding altogether) those stocks that it believes will underperform the S&P 500. Stocks that the Sub-Adviser believes are likely to match the performance of the S&P 500 are generally invested in proportion to their representation in the index. To determine which stocks to weight more or less heavily, the Sub-Adviser uses internally developed quantitative computer models to evaluate various criteria, such as the financial strength of each company and its potential for strong, sustained earnings growth. It is expected that at any one time the Equity Component will hold at least 400 stocks and generally will hold between 400 and 450 stocks included in the S&P 500. Although the Equity Component will not hold all of the stocks in the S&P 500, the Sub-Adviser expects that there will be a close correlation between the performance of the Equity Component and that of the S&P 500 in both rising and falling markets.

Under normal market conditions, up to 20% of the Equity Component's net assets may be invested in futures contracts for hedging purposes or to maintain liquidity to meet shareholder redemptions and minimize trading costs. Futures contracts provide for the future sale by one party and purchase by another party of a specified amount of a financial instrument or a specific stock market index for a

specified price on a designated date. During the Guarantee Period, the Fund may only invest in futures contracts on the S&P 500 and futures contracts on U.S. Treasury securities.

Investment Strategy Under Certain Market Conditions — In the event that the Equity Component's market value is $5 Million or less, in order to replicate investment in stocks listed on the S&P 500, the Sub-Adviser may invest the entire amount of the Equity Component's assets in S&P 500 futures, in exchange traded funds (ETFs), or in a combination of S&P 500 futures and ETFs, subject to any limitation on the Fund's investments in such securities. ETFs are passively managed investment companies traded on a securities exchange whose goal is to track or replicate a desired index. The Sub-Adviser will not employ an enhanced index strategy when it invests in S&P 500 futures and ETFs.

Fixed Component — the Sub-Adviser looks to select investments for the Fixed Component with financial characteristics that will, at any point in time, closely resemble those of a portfolio of zero coupon bonds which mature within three months of the Guarantee Maturity Date. The Fixed Component will consist primarily of securities issued or guaranteed by the U.S. Government and its agencies or instrumentalities of a short- to intermediate-duration. Duration refers to the sensitivity of fixed income securities to interest rate changes. Generally, fixed income securities with shorter durations are less sensitive to changes in interest rates. These securities include STRIPS (Separate Trading of Registered Interest and Principal of Securities). STRIPS are created by the Federal Reserve Bank by separating the interest and principal components of an outstanding U.S. Treasury or agency bond and selling them as individual securities. The Fixed Component may also include corporate bonds rated AA– or higher by S&P and/or Aa3 or higher by Moody's Investors Service, Inc., futures on U.S. Treasury securities and money market instruments.

Turnover. The model may require the Fund to have a portfolio turnover rate in excess of 200%. Portfolio turnover refers to the frequency of portfolio transactions and the percentage of portfolio assets being bought and sold during the year.

Transition Period. After December 22, 2008 (Guarantee Maturity Date), the Fund will, in the ordinary course of its investment activities, sell any fixed-income securities remaining in its portfolio and purchase stocks included in the S&P 500 and S&P 500 futures contracts as soon as reasonably practicable, in order to conform its holdings to the Fund's Index Plus LargeCap Period investment objective as described later in the Prospectus.

PRINCIPAL GUARANTEE PERIOD RISKS



You could lose money on an investment in the Fund. All mutual funds have varying degrees of risk, depending on the securities they invest in. Please read this prospectus carefully to be sure you understand the principal risks and strategies associated with the Fund. You should consult the Statement of Additional Information (SAI) for a complete list of the risks and strategies.

The principal risks of an investment in the Fund during the Guarantee Period involve opportunity costs, as well as the risks of investing in stocks and bonds. Opportunity Costs involve the likelihood that a significant portion of Fund assets are allocated to the Fixed Component during periods of low interest rates and/or of declining equity market which reduces the Fund's ability to participate fully in upward equity market movement.

Allocation Risk: If at the inception of, or any time during, the Guarantee Period interest rates are low, the Fund's assets may be largely invested in the Fixed Component in order to decrease the likelihood that a payment would be required under the Payment Undertaking. The effect of low interest rates on the Fund would likely be more pronounced at the inception of the Guarantee Period, as the initial allocation of assets would include more fixed income securities. In addition, if during the Guarantee Period the equity markets experienced a major decline, the Fund's assets may become largely invested in the Fixed Component. In fact, if the value of the Equity Component were to decline by a significant amount, a complete reallocation to the Fixed Component would likely occur. In the event of a reallocation of 100% of the assets to the Fixed Component, the Fund would not reallocate any assets into the Equity Component prior to the Maturity Date. **Use of the Fixed Component reduces the Fund's ability to participate as fully in upward equity market movements, and therefore represents some loss of opportunity, or opportunity cost, compared to a portfolio that is fully invested in equities.**

Opportunity Costs. There are substantial opportunity costs associated with an investment in the Fund. The Fund may allocate a substantial portion, and under certain circumstances all, of the Fund's assets to the Fixed Component in order to conserve Fund assets to a level equal to or above the present value of the Payment Undertaking.

Initially, if interest rates are low, the allocation to the Fixed Component may be over 70% of the Fund assets. If the market value of the Equity Component rises, the



Adviser and Sub-Adviser

ING Investments, LLC, an Arizona limited liability company (ING Investments or Adviser), serves as the investment adviser to the Fund. ING Investments has overall responsibility for the management of the Fund. ING Investments provides or oversees all investment advisory and portfolio management services for the Fund, and assists in managing and supervising all aspects of the general day-to-day business activities and operations of the Fund, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services.

Organized in December 1994, ING Investments is registered as an investment adviser. ING Investments is an indirect wholly-owned subsidiary of ING Groep N.V. (NYSE: ING). ING Groep N.V. is a global financial institution active in the field of insurance, banking, and asset management in more than 65 countries, with over 110,000 employees.

As of July 31, 2003, ING Investments managed over $34.4 billion in assets.

ING Investments' principal address is 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258.

For its services, ING Investments is entitled to receive an advisory fee as set forth below. The advisory fee is expressed as an annual rate based on the average daily net assets of the Fund.

Offering Phase and Quiet Period	0.25%
Guarantee Period	
— Equity Component	0.80%
— Fixed Component	0.55%
— ETF Strategy	0.55%
Index Plus LargeCap Period	0.60%

ING Investments has engaged Aeltus Investment Management, Inc., a Connecticut corporation (ING Aeltus or Sub-Adviser), to serve as the investment sub-adviser to the Fund's portfolio. ING Aeltus is responsible for managing the assets of the Fund in accordance with its investment objectives and policies, subject to oversight by ING Investments.

Founded in 1972, ING Aeltus is registered as an investment adviser. ING Aeltus is an indirect wholly-owned subsidiary of ING Groep N.V., and is an affiliate of ING Investments. ING Aeltus has acted as adviser or sub-adviser to mutual funds since 1994 and has managed institutional accounts since 1972.

As of July 31, 2003, ING Aeltus managed over $41 billion in assets.

Its principal office is located at 10 State House Square, Hartford, Connecticut 06103-3602.

For its services, ING Aeltus is entitled to receive a sub-advisory fee as set forth below. The sub-advisory fee is expressed as an annual rate based on the average daily net assets of the Fund and is paid by the Adviser.

Offering Phase and Quiet Period	0.1125%
Guarantee Period	
— Equity Component	0.36 %
— Fixed Component	0.2475%
— ETF Strategy	0.2475%
Index Plus LargeCap Period	0.27 %

Portfolio Management During the Guarantee Period

Asset Allocation. Mary Ann Fernandez, Senior Vice President, ING Aeltus, serves as strategist for the Fund and is responsible for overseeing the overall Fund strategy and the allocation of Fund assets between the Equity and Fixed components. Ms. Fernandez joined ING Aeltus in 1996 as Vice President of product development and is currently serving as a Portfolio Specialist, assisting in the management and marketing of certain equity strategies managed by ING Aeltus.

Equity Component. Hugh T. M. Whelan, Portfolio Manager, ING Aeltus, co-manages the Equity Component. Mr. Whelan has been serving as a quantitative equity analyst since 1999. Previously, Mr. Whelan served as an analyst in ING Aeltus' fixed income group since 1994.

Douglas E. Coté, Portfolio Manager, ING Aeltus, co-manages the Equity Component. Mr. Coté has been serving as a quantitative equity analyst since 1996. Previously, Mr. Coté was responsible for developing quantitative applications for ING Aeltus' equity department.

Fixed Component. The Fixed Component is managed by a team of fixed-income specialists led by James B. Kauffmann. Mr. Kauffmann joined ING Groep N.V. in 1996 and has over 17 years of experience. Prior to joining ING Groep N.V. he spent four years at Alfa Investments Inc., where he was senior fixed income portfolio manager. Additionally, he has worked in the capital markets group of a major Wall Street dealer and served as an analyst with a venture capital fund.

Portfolio Management During the Index Plus LargeCap Period

It is anticipated that Messrs. Whelan and Coté will manage the Fund during the Index Plus LargeCap Period.



AO 440 (Rev. 10/93) Summons in a Civil Action

UNITED STATES DISTRICT COURT

District of MASSACHUSETTS

WALTER PRICE AND HEIDI HEDLUND, TRUSTEES, REVOCABLE LIVING TRUST D/T/D 12/24/00, DERIVATIVELY ON BEHALF OF ING PRINCIPAL PROTECTION FUND

V.

ING DISTRIBUTOR, LLC, ET. ALS.

SUMMONS IN A CIVIL CASE


RECEIVED
NOV 21 2003
WASH. D.C.
SECTION
188

CASE NUMBER:

03-12198 JLT

TO: (Name and address of Defendant)

ING INVESTMENTS, LLC
7337 EAST DOUBLETREE RANCH RD.
SCOTTSDALE, AZ 85258

YOU ARE HEREBY SUMMONED and required to serve upon PLAINTIFF'S ATTORNEY (name and address)

EDWARD F. HABER
SHAPIRO HABER & URMY LLP
75 STATE STREET, BOSTON, MA 02109
(617) 439-3939

an answer to the complaint which is herewith served upon you, within 20 days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint. You must also file your answer with the Clerk of this Court within a reasonable period of time after service.


UNITED STATES DISTRICT
DISTRICT OF MASSACHUSETTS

CLERK | DATE 11-7-03

(By) DEPUTY CLERK

RETURN OF SERVICE

Service of the Summons and complaint was made by me[1]	DATE
NAME OF SERVER *(PRINT)*	TITLE

Check one box below to indicate appropriate method of service

☐ Served personally upon the third-party defendant. Place where served: ______________________

☐ Left copies thereof at the defendant's dwelling house or usual place of abode with a person of suitable age and discretion then residing therein.

Name of person with whom the summons and complaint were left: ______________________

☐ Returned unexecuted: ______________________

☐ Other (specify): ______________________

STATEMENT OF SERVICE FEES

TRAVEL	SERVICES	TOTAL

DECLARATION OF SERVER

I declare under penalty of perjury under the laws of the United States of America that the foregoing information contained in the Return of Service and Statement of Service Fees is true and correct.

Executed on ______________________ ______________________
Date *Signature of Server*

____
Address of Server

(1) As to who may serve a summons see Rule 4 of the Federal Rules of Civil Procedure.

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

Walter Price and Heidi Hedlund, Trustees, Heidi Hedlund and Walter Price Revocable Living Trust D/T/D, 12/24/00, derivatively on behalf of ING Principal Protection Fund, Plaintiffs, VS. ING Funds Distributor, LLC, ING Investments, LLC, and Aeltus Investment Management Inc., Defendants, and ING Principal Protection Fund, Nominal Defendant.	Civil Action No. JURY TRIAL DEMANDED

DERIVATIVE COMPLAINT

Plaintiffs, through their attorneys, allege upon information and belief, except as to the allegations which pertain to the plaintiffs and their counsel, which are alleged upon personal knowledge. Plaintiffs' information and belief are based, *inter alia*, on the investigation made by their attorneys.

INTRODUCTION

This is an action brought by the Plaintiffs against the Defendants, ING Funds Distributor LLC, ING Investments, LLC, and Aeltus Investment Management Inc., derivatively on behalf

duty to the Fund and the Fund's shareholders and for violation of Section 36(b) of the Investment Company Act of 1940 (the "Investment Company Act"), 15 U.S.C. §80a-35(b). The Plaintiffs allege herein that the Defendants have breached their fiduciary duty to the Fund and its shareholders, and violated Section 36(b) of the Investment Company Act, by charging and receiving from the Fund, Rule 12b-1 distribution fees (the "Distribution Fees") and advisory fees which are excessive. Plaintiffs seek recovery for the Fund, from the Defendants, the excessive fees paid by the Fund to the Defendants.

JURISDICTION AND VENUE

1. This Court has jurisdiction over this action pursuant to Section 44 of the Investment Company Act and 28 U.S.C. §§1331,1332,1337 and 1367. The amount in controversy exceeds $75,000, exclusive of interest and costs.

2. This action arises under and is brought pursuant to Section 36(b) of the Investment Company Act and the common law of the Commonwealth of Massachusetts.

3. Venue is proper in this district pursuant to Section 44 of the Investment Company Act and 28 U.S.C. §1391(b), because the Fund is organized pursuant to Massachusetts law and because the Defendants transact business in this district and many of the acts complained of herein occurred in substantial part in this district.

4. In connection with the acts alleged in this Complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce including, but not limited to, the mails and the interstate telephonic voice and data communications.

PARTIES

5. The Plaintiffs Walter Price and Heidi Hedlund are trustees of the Heidi Hedlund and Walter Price Revocable Living Trust D/T/D 12/24/00. They are, in that capacity, hereinafter referred to as the "Plaintiffs." The Plaintiffs purchased 22,528 shares of the Fund on July 5, 2001 and they have held those shares continuously to the present.

6. The Defendant, ING Investments, LLC ("ING Investments"), formerly known as ING Pilgrim Investments, LLC, is a Delaware limited liability company. It is an "investment advisor" to the Fund, as that term is defined in Section 2(a)(20) of the Investment Company Act, and as that term is used in Section 36(b) of the Investment Company Act. ING Investments is an indirect wholly-owned subsidiary of ING Groep N.V. ("ING Group"). It is an "affiliated company" and an "affiliated person" of the Defendants Aeltus Investment Management, Inc., and ING Funds Distributor, LLC., as those terms are defined in Sections 2(a)(2) and 2(a)(3)(C) of the Investment Company Act. It is an affiliated person of those Defendants as that term is used in Section 36(b) of the Investment Company Act.

7. The Defendant Aeltus Investment Management, Inc. ("Aeltus"), is a corporation organized under the laws of the State of Connecticut. It is an "investment advisor" to the Fund, as that term is defined in Section 2(a)(20) of the Investment Company Act, and as that term is used in Section 36(b) of the Investment Company Act. Aeltus is an indirect wholly-owned subsidiary of ING Group. It is a "affiliated company" and an "affiliated person" of the Defendants ING Investments and ING Funds Distributor, LLC., as those terms are defined in Sections 2(a)(2) and 2(a)(3)(C) of the Investment Company Act. It is an affiliated person of those Defendants as that term is used in Section 36(b) of the Investment Company Act.

8. The Defendant, ING Funds Distributor, LLC ("ING Distributor") is a limited liability company. ING Distributor is an indirect wholly-owned subsidiary of ING Group. It is an "affiliated company" and "affiliated person" of the Defendants ING Investments and Aeltus, as those terms are defined in Sections 2(a)(2) and 2(a)(3)(C) of the Investment Company Act. It is an affiliated person of those Defendants as that term is used in Section 36(b) of the Investment Company Act.

9. The Nominal Defendant, ING Principal Protection Fund (the "Fund"), (formerly known as Pilgrim Principal Protection Fund), is part of the ING Equity Trust (the "Trust"), which is an open - end investment management company registered under the Investment Company Act. ING Equity Trust is a Massachusetts business trust with at least 20 separate funds, one of which is the Fund.

Facts Regarding the Fund

10. The Fund is the first of a series of virtually identical registered open-end investment management companies which have been formed by the Defendants and their affiliates. Those other funds are entitled ING Principal Protection Fund II, III, IV, V, VI, VII and VIII. They are collectively referred to herein as the "Other PP Funds." All of the Other PP Funds are part of the ING Equity Trust. ING Principal Protection Fund VIII ("PP Fund VIII") has been recently formed and, as of the filing of this Complaint, it is in its Offering Period, when its shares are being offered to the public.

11. The business and affairs of the ING Equity Trust and of the Fund are purportedly managed under the direction of the ING Equity Trust Board of Trustees. There are eleven trustees who are the members of the Trust's Board of Trustees.

12. Two of those Trustees, Thomas J. McInerney and John G. Turner, are considered by the Trust to be "interested persons" and hence, not independent trustees of the Trust.

13. The other trustees of the Trust are: Paul S. Doherty, J. Michael Earley, R. Barbara Gitenstein, Walter H. May, Jock Patton, David W.C. Putnam, Blaine E. Rieke, Roger B. Vincent and Richard A. Wedemeyer. Those trustees have been designated by the Fund as persons who are not an interested person of the Trust, as defined in the Investment Company Act, and hence, they have been designated by the Fund as independent trustees. Those Trustees are hereinafter, collectively referred to as the "'Independent' Trustees." The use of that term to refer to those trustees is based upon that designation by the Fund, and is not a statement by Plaintiffs that those Trustees have been properly designated as independent trustees, under the Investment Company Act.

14. All of the trustees of the Trust identified in the two preceding paragraphs are sometimes collectively referred to herein as the "Trustees" or the "Board of Trustees."

15. For all purposes under the Investment Company Act and SEC Rule 12b-1 promulgated thereunder, the Board of Trustees of the Trust constitute the "board of directors" of the Trust and the Fund as the term "board of directors" is used in the Investment Company Act and Rule 12b-1.

16. For all purposes under the Investment Company Act and SEC Rule 12b-1 the Trustees are the "directors" of the Trust and the Fund as the term "directors" is used in the Investment Company Act and Rule 12b-1.

17. The Trustees are also the directors or trustees of all of the Other PP Funds.

18. The "Independent" Trustees are the directors or trustees of numerous trusts which are part of the ING mutual fund complex which trusts have a total of 114 portfolios.

SUBSTANTIVE ALLEGATIONS

The Excessive Rule 12b-1 Distribution Fees

19. Shares in the Fund were offered for sale to the public pursuant to a prospectus dated July 3, 2001. Under the terms of the offering investors could purchase shares in the Fund only during the time period from July 5, 2001 through October 3, 2001, which time period was referred to in the prospectus as the "Offering Phase."

20. The period from October 4, 2001 through October 3, 2006, is defined in the prospectus as the "Guarantee Period." During the Guarantee Period, no additional shares of the Fund have been or will be sold either to the general public or to the existing shareholders of the Fund, except for the reinvestment of shares into the Fund of dividends received from the Fund by current shareholders.

21. The prospectus defines the period after October 3, 2006 as the "Index Plus LargeCap Period." During the Index Plus LargeCap Period, shares of the Fund will be offered, on a continuing basis, only to existing shareholders of the Fund.

22. SEC Rule 12b-1 permits, subject to specified requirements, the establishment by a registered open-end management investment company of a Rule 12b-1 plan and the entering into by a registered open-end management company, a Rule 12b-1 agreement, which plan and agreement provide for the payment by the registered open-end management investment company for activities which are primarily intended to result in the sale of shares issued by

such company, including, but not necessarily limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature.

23. SEC Rule 12b-1 requires that:

a. any Rule 12b-1 plan providing for distribution payments to be made by a registered open-end management investment company, must be terminable at any time by a vote of a majority of the disinterested directors of the investment company;

b. any agreement to implement a Rule 12b-1 plan providing for distribution payments to be made by a registered open-end management investment company, must be terminable on 60 days notice by a vote of a majority of the disinterested directors of the investment company;

c. any Rule 12b-1 plan or agreement to implement such a plan, which provides that it shall continue in effect for more than one year, must provide that such continuance be specifically approved, at least annually, by a majority of the board of directors and majority of the disinterested directors;

d. directors of an investment company may not approve the implementation or the continuation of a Rule 12b-1 plan, unless they conclude, in the exercise of reasonable business judgment and in light of their fiduciary duties under state law and under Sections 36(a) and (b) of the Investment Company Act, that there is a reasonable likelihood that the plan will benefit the investment company and its shareholders.

24. In light of the lack of any public sales or distribution of shares of the Fund during the Guarantee Period, the costs incurred by the Defendant ING Distributor or any other affiliated company of the Defendants during the Guarantee Period, for any activity which was or will be primarily intended to result in the sale of shares issued by the Fund during the Guarantee Period, including, but not limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature, have been and will continue to be *de minimus*.

25. Prior to the beginning of the Offering Phase, the Fund enacted a plan (the "Plan") purportedly pursuant to Securities and Exchange Commission ("SEC") Rule 12b-1, pursuant to which the Fund would pay the Defendant ING Distributor an annual distribution fee (paid monthly) equal to 1% of the net asset value of the Fund.

26. Since the Plan was enacted prior to the sale of shares of the Fund to the public, the Plan was not approved by a vote of a majority of the owners of a majority of the outstanding shares of the Fund. *See* Rule 12b-1(b)(1).

27. The Plan was approved by a unanimous vote of the Board of Trustees of the Fund and by a unanimous vote of the "Disinterested" Trustees.

28. Prior to the beginning of the Offering Phase, the Fund also entered into an agreement with the Defendant ING Distributor (the "Agreement"), pursuant to the Plan and purportedly pursuant to Rule 12b-1, pursuant to which the Fund would pay the Defendant ING Distributor an annual distribution fee (paid monthly) equal to 1% of the net asset value of the Fund.

29. The Agreement was approved by a unanimous vote of the Board of Trustees of the Fund and by a unanimous vote of the "Disinterested" Trustees of the Fund.

30. The Plan and Agreement both provide (as required by Rule 12b-1(b)(3)(i)) that they may continue for more than one year only if they are specifically approved by a vote of the Board of Trustees and by a vote of the "Independent" Trustees, at least annually.

31. On information and belief, the Trustees and the "Independent" Trustees, specifically voted unanimously to continue the Plan and the Agreement, on at least two annual occasions, since their original approval of the Plan and the Agreement.

32. On information and belief, the Trustees, at least quarterly since October 2001, have received and reviewed a written report of the amount paid by the Fund to the Defendant ING Distributor and the purposes for which such expenditures were made. The Trustees did not vote to discontinue or terminate the Plan or the Agreement after any of those reviews.

33. Since October 4, 2001, the beginning of the Guarantee Period, to the present, the Fund has been charged by, and has paid to, the Defendant ING Distributor, pursuant to the Plan and the Agreement, a Distribution Fee (paid monthly) equal to 1% of the net asset value of the Fund per year. During its fiscal year ended May 31, 2002, the Fund paid the Defendant ING Distributor approximately $3,300,000 in Distribution Fees. During its fiscal year ended May 31, 2003, the Fund paid the Defendant ING Distributor approximately $4,500,000 in Distribution Fees. Plaintiffs estimate that the Fund, since May 31, 2003, continued to pay the Defendant ING Distributor approximately the same periodic amounts for distribution fees as it did during its fiscal year ended May 31, 2003. Accordingly, the Plaintiffs estimate that the Fund has paid the Defendant ING Distributor approximately $4,500,000 in Distribution Fees during the one-year period prior to the filing of this Complaint and approximately $9,000,000 in Distribution Fees since the beginning of the Guarantee Period.

34. The Distribution Fees paid by the Fund to the Defendant ING Distributor were excessive, because those payments materially exceeded the expenses incurred by the Defendant ING Distributor during that time period, which expenses were incurred primarily to result in the sale of shares issued by the Fund, including, but not limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature. In fact, as explained above, those expenses of Defendant ING Distributor since the beginning of the Guarantee Period were *de minimus.*

35. Plaintiffs estimate that the Fund, after the filing of this Complaint, will continue to pay the Defendant ING Distributors approximately the same periodic amounts for Distribution Fees as it did during its fiscal year ended May 31, 2003. Accordingly, the Plaintiffs estimate that the Fund will pay the Defendant ING Distributor, each month after the filing of this Complaint, approximately $375,000 in Distribution Fees.

36. The Distribution Fees that will be paid by the Fund to the Defendant ING Distributor after the filing of this Complaint and during the Guarantee Period will be excessive, because those payments will materially exceed the expenses that will be incurred by the Defendant ING Distributor after the filing of the Complaint and during the Guarantee Period, which expenses will be incurred primarily to result in the sale of shares issued by the Fund, including, but not limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature. In fact, as explained above, those expenses of Defendant ING Distributor after the filing of this Complaint and during the Guarantee Period, will be *de*

minimus.

37. In light of the fact that no sales of Fund shares have been, or will be, made to the public during the Guarantee Period, the continuation of the Fund's Plan and the Fund's Agreement with the Defendant ING Distributor, during the Guarantee Period was (and continues to be) without any reasonable basis because there was (and continues to be) not only no reasonable likelihood, there was (and continues to be) in fact no likelihood, that the continuation of the Plan and the Agreement during that time period would benefit the Fund and its shareholders.

38. In light of the fact that no sales of Fund shares have been, or will be, made to the public during the Guarantee Period, the payment by the Fund of the above referenced distribution fees during the Guarantee Period was (and continues to be) without any reasonable basis because there was (and continues to be) not only no reasonable likelihood, there was (and continues to be) in fact no likelihood, that the payment by the Fund of the above referenced distribution fees to the Defendant ING Distributors during that time period would benefit the Fund and its shareholders.

39. The Trustees of the Fund have a fiduciary duty to the Fund and its shareholders.

40. By approving the Plan and the Agreement, and by approving of the continuation of the Plan and the Agreement during the Guarantee Period, in light of the fact that there was no reasonable likelihood that payment by the Fund of the distribution fees set forth in the Plan and the Agreement would benefit the Fund and its shareholders, the Trustees breached their fiduciary duty to the Fund and its shareholders and breached their obligations under SEC Rule 12b-1(e).

41. As an affiliated company of the Defendants ING Investments and Aeltus, Defendant ING Distributor has a fiduciary duty to the Fund and its shareholders. Furthermore, as an affiliated company of the Defendants ING Investments and Aeltus, ING Distributor is liable under Sec. 36(b) of the Investment Company Act to the Fund for excessive compensation or payments paid to it by the Fund.

42. By collecting excessive distribution fees from the Fund during the Guarantee Period, ING Distributor breached its fiduciary duty to the Fund and its shareholders and is liable for those excessive distribution fees paid to it by the Fund pursuant to Sec. 36(b) of the Investment Company Act and the common law.

43. By continuing to collect excessive distribution fees from the Fund after the filing of this Complaint, ING Distributor continues to breach its fiduciary duty to the Fund and its shareholders and to violate Sec. 36(b) of the Investment Company Act.

The Excessive Management and Advisory Fees

44. Sec. 15(a) of the Investment Company Act provides that any contract to serve as an investment advisor of a registered investment company must:

a. specifically precisely all compensation to be paid thereunder;

b. provide that it is terminable, without cause and without penalty, on no more than sixty days notice, by the investment company's board of directors;

c. provide that it may continue in effect for more than two years only if its continuance is specifically approved annually by a vote of the board of directors of the investment company.

45. The Fund has advisory and sub-advisory contracts with the Defendants ING Investments and Aeltus which contain the provisions described in the preceding paragraph (the "Investment Advisory Contracts").

46. On information and belief, the Investment Advisory Contracts were approved by a unanimous vote of the Trustees.

47. On information and belief, the continuation of the Investment Advisory Contracts was approved by the unanimous vote of the Trustees some time prior to July 5, 2003.

48. The Defendant ING Investments, as the investment advisor for the Fund, has overall and ultimate responsibility for the management of the Fund's investments, pursuant to the investment criteria set forth in the Prospectus and the governing Fund documents. The Defendant Aeltus, as the investment sub-advisor for the Fund, has the operating responsibility for the management of the Fund investments, pursuant to the investment criteria set forth in the Prospectus and the governing Fund documents. The Prospectus for the Fund describes, at pages 2, 3 and 15, investment criteria for the Fund, during the Guarantee Period, and the responsibilities of the Defendants ING Investments and Aeltus as the Fund's investment advisor and sub-advisor, respectively. Page 15 also sets forth the advisory and sub-advisory fees to be paid by the Fund to the Defendants, ING Investments and Aeltus. A copy of those pages of the Prospectus for the Fund are attached hereto as Exhibit A, and are incorporated herein by reference.

49. As reflected in Exhibit A, the assets of the Fund are allocated, based upon criteria described therein, into two components, the Equity Component and the Fixed Component.

50. Since the commencement of the Guarantee Period, the Defendant ING Investments has been paid an advisory fee by the Fund of .80% of the Net Asset Value of the Fund, each year, in payment for the advisory services described above and in Exhibit A. That .80% advisory fee is paid on all of the Net Asset Value of the Fund, without regard to whether those assets are invested in the Equity Component or the Fixed Component.

51. Since the commencement of the Guarantee Period, the Defendant Aeltus has been paid a sub-advisory fee of .40% of the Net Asset Value of the Fund, each year, in payment for the sub-advisory services described above and in Exhibit A. Aeltus' sub-advisory fee has been paid by ING Investments, out of the advisory fee paid to ING Investments by the Fund. That .40% sub-advisory fee is paid on all of the Net Asset Value of the Fund, without regard to whether those assets are invested in the Equity Component or the Fixed Component.

52. A supplement dated July 22, 2003, was issued to the July 3, 2001, Prospectus for the Fund (the "Supplement"). A copy of the Supplement is attached hereto as Exhibit B and incorporated herein by reference. The Supplement provides that under specified circumstances, the Equity Component of the Fund's investments could be invested in exchange traded funds ("ETFs"), which are passively managed investment companies traded on a securities exchange whose goal is to track or replicate a desired index. The Supplement did not disclose any change in any investment advisory fees paid by the Fund to the Defendants, ING Investments and Aeltus. Accordingly, the Fund will pay the Defendant, ING Investments, .80% of the net asset value of the Fund assets invested in the ETFs and Aeltus will be paid a sub-advisory fee of .40% of the net asset value of the Fund assets invested in the ETFs.

53. The Fund and the Other PP Funds have numerous common characteristics, and no material differences, in the way they are organized, marketed and in the way their assets are managed and invested. Some of those common characteristics are:

a. They are all part of the ING Equity Trust, which is an open-end investment management company registered under the Investment Company Act. The ING Equity Trust is a Massachusetts business trust with at least 20 separate funds, one of which is the Fund and seven of which are the Other PP Funds.

b. Their shares were sold to the public only during limited time periods, called the Offering Phase or Offering Period. Thereafter there is a Guarantee Period of five years. During the Guarantee Period no shares will be sold to either the public or current shareholders, except for the reinvestment of dividends by current shareholders. Thereafter there will be an Index Plus LargeCap Period, during which shares will be offered, on a continuing basis, only to existing shareholders.

c. The investment criteria and asset allocation during each of the defined time periods – the Offering Phase, the Guarantee Period and the Index Plus LargeCap Period – are identical or virtually identical.

d. The Defendant ING Investments is the investment advisor for all of the Other PP Funds and its duties and responsibilities as investment advisor is identical for the Fund and for all of the Other PP Funds.

e. The Defendant Aeltus is the investment sub-advisor for all of the Other PP Funds and its duties and responsibilities as investment sub-advisor is identical for the Fund and for all of the Other PP Funds.

f. The same individual, Mary Ann Fernandez, Senior Vice President of Aeltus, serves as strategist for the Fund and all of the Other PP Funds. Furthermore, Ms. Fernandez is responsible for overseeing the overall strategy of the Fund and all of the Other PP Funds and the allocation of Fund Assets and the assets of the Other PP Funds, between the Equity and Fixed Components.

g. The same individual, Hugh T. M. Whelan, Portfolio Manager at Aeltus, co-manages the Equity Component of the investments of the Fund and the Equity Component of the investments of all of the Other PP Funds.

h. The same individual, Douglas E. Cote, Portfolio Manager at Aeltus, co-manages the Equity Component of the investments of the Fund and the Equity Component of the investments of all of the Other PP Funds.

i. The same individual, John Murphy, Portfolio Manager at Aeltus, manages the Fixed Component investment of the Fund and all of the Other PP Funds.

54. The Prospectus for the Principal Protection Fund VII ("PP Fund VII") describes, at pages 2, 3, and 17, investment criteria for the PP Fund VII, during the Guarantee Period, and the responsibilities of the Defendants ING Investments and Aeltus as PP Fund VII's investment advisor and sub-advisor, respectively. Page 17 also sets forth the advisory and sub-advisory fees to be paid by Fund VII to the Defendants, ING Investments and Aeltus. A Supplement, dated June 24, 2003, to the PP Fund VII Prospectus (the "PP Fund VII Supplement"), discloses the waiver, by ING Investments, of the entire .80% management fee described on page 17 of the PP Fund VII Prospectus. Pages 2, 3 and 17 of the PP Fund VII and the PP Fund VII Supplement are attached hereto as Exhibit C and are incorporated herein by

reference.

55. As reflected in Exhibit C, the Defendant ING Investments is currently being paid no annual investment advisory fee on the net asset value of the PP Fund VII. This is .80% less than the investment advisory fee which ING Investments charges the Fund.

56. As reflected in Exhibit C, before the waiver of the advisory fee described in the PP Fund VII Supplement, Aeltus was to receive an annual sub-advisory fee during the Guarantee Period of .36% of the net asset value of the PP Fund VII.

57. As reflected in Exhibits A, B and C, the duties and responsibilities of the Defendant ING Investments, as investment advisor for the Fund and for PP Fund VII (which have virtually identical investment criteria and parameters) are identical. Nevertheless, the Defendant ING Investments has charged, and continues to charge, the Fund more of the net asset value of the Fund's investments in the Fixed and ETS Components than it will be paid by PP Fund VII for identical investment advisory services.

58. The Prospectus for the PP Fund VIII describes, at pages 2, 3 and 17, investment criteria for the PP Fund VIII, during the Guarantee Period, and the responsibilities of the Defendants ING Investments and Aeltus as PP Fund VIII's investment advisor and sub-advisor, respectively. Page 17 also sets forth the advisory and sub-advisory fees to be paid by the PP Fund VIII, the Defendants, ING Investments and Aeltus. A copy of those pages of the Prospectus for the PP Fund VIII are attached hereto as Exhibit D, and are incorporated herein by reference.

59. As reflected in Exhibit D, the Defendant ING Investments will be paid an annual investment advisory fee of .80% of net asset value of the PP Fund VIII investment in the Equity Component of the asset allocation but ING Investments will only be paid an annual investment advisory fee of .55% of the net asset value of the PP Fund VIII investments in the Fixed Component and ETS Component of the asset allocation. This is .25% of the Net Asset Value of the investments in the Fixed Component and the ETS Component less than the .80% investment advisory fee which ING Investments charges the Fund for its investments in its Fixed and ETS Components.

60. As reflected in Exhibits A, B and D, the duties and responsibilities of the Defendant ING Investments, as investment advisor for the Fund and for PP Fund VIII (which have virtually identical investment criteria and parameters) are identical. Nevertheless, the Defendant ING Investments has charged, and continues to charge, the Fund .25% more of the net asset value of the Fund's investments in the Fixed and ETS Components than it will be paid by PP Fund VIII for identical investment advisory services.

61. Those facts demonstrate that the investment advisory fees received by Defendant ING Investments from the Fund, and to be received after the filing of this Complaint, are excessive.

62. As the investment advisor to the Fund, the Defendant ING Investments has a fiduciary duty to the Fund and its shareholders.

63. By collecting excessive investment advisory fees from the Fund, Defendant ING Investments breached its fiduciary duty to the Fund and its shareholders and violated Sec. 36(b) of the Investment Company Act.

64. By continuing to collect excessive investment management fees from the Fund after the filing of this Complaint, Defendant ING Investments continues to breach its fiduciary duty to the Fund and its shareholders and violate Sec. 36(b) of the Investment Company Act.

65. As reflected in Exhibit C, the Defendant Aeltus will be paid an annual investment sub-advisory fee of .36% of the net asset value of the investments of PP Fund VII during the Guarantee Period, if the waiver of the investment advisory fees described in the PP Fund VII Supplement is reversed. This would be .04% less than the investment sub-advisory fee which Aeltus receives as investment sub-advisor for the Fund.

66. As reflected in Exhibit D, the Defendant Aeltus will be paid an annual investment sub-advisory fee of .36% of the net asset value of the investments of PP Fund VIII in the Equity Component and .2475% of the net asset value of investments of the PP Fund VIII in the Fixed Component. This is .04% less than the investment sub-advisory fee which Aeltus receives as investment sub-advisor for the Fund for Equity Component investments and .1525% less than the investment sub-advisory fee which Aeltus receives as investment sub-advisor of the Fund for the Fund's Fixed Component investments.

67. As reflected in Exhibits A, B, C and D, the duties and responsibilities of the Defendant Aeltus, as investment sub-advisor for the Fund and for PP Fund VII and VIII (all of which have virtually identical investment criteria and parameters) are identical. Nevertheless, the Defendant Aeltus has received, and continues to receive, more from the Fund than it will be paid for identical investment sub-advisory services to PP Fund VII and VIII.

68. Those facts demonstrate that the investment sub-advisory fees received by Defendant Aeltus, and to be received after the filing of this Complaint, are excessive.

69. As the investment sub-advisor to the Fund, the Defendant Aeltus has a fiduciary duty to the Fund and its shareholders.

70. By collecting excessive investment sub-advisory fees, Defendant Aeltus breached its fiduciary duty to the Fund and its shareholders and violated Sec. 36(b) of the Investment Company Act.

71. By continuing to collect excessive investment advisory fees after the filing of this Complaint, Defendant Aeltus continues to breach its fiduciary duty to the Fund and its shareholders and violate Sec. 36(b) of the Investment Company Act.

DERIVATIVE ALLEGATIONS

72. This action is brought by the Plaintiffs derivatively, on behalf of the Fund, to recover excessive Rule 12b-1 Distribution Fees paid by the Fund to the Defendant ING Distributor.

73. This action is also brought by the Plaintiffs, derivatively, on behalf of the Fund to recover excessive management or advisory fees paid by the Fund to the Defendants, ING Investments and Aeltus.

74. In each instance, the charging of, and receiving of, excessive fees by the Defendants, from the Fund, constituted a breach by the Defendants of their fiduciary duty to the Fund and violated Sec. 36(b) of the Investment Company Act.

75. This action is brought by the Plaintiffs, derivatively, on behalf of the Fund, pursuant to Rule 36(b) of the Investment Company Act. Accordingly, the Plaintiffs were not required to, and have not, made demand upon the Trustees of the Fund to bring this action on behalf of the Fund. *See, Daily Income, Inc. v. Fox,* 464 U.S. 523, 104 S.Ct. 831 (1984).

76. Even if it had been required for demand to be made upon the Trustees to cause the Fund to bring this action against the Defendants, the making of such demand in this case would have been futile and, hence, is excused.

77. Demand upon the Trustees would have been futile because the claims asserted herein are based upon the excessiveness of fees charged to the Fund by the Defendant pursuant to the Plan, the Agreement and the Advisory Fee Contracts which the Trustees have specifically voted to approve and voted to continue.

78. Under these circumstances, each of the Trustees is deemed "interested" in the transactions and conduct at issue, because each of the Trustees ". . . is a party to the transactions and conduct." 1. ALI Principal of Corporate Government: Analysis and Recommendations Section 1.23(a)(1) (1994) as cited in *Harhen v. Brown*, 431 Mass. 838, 843 (2000).

79. There being no disinterested trustees with respect to this matter, demand on the Trustees would be futile.

80. That demand would be futile under these circumstances is reinforced by the following conclusion in *Daily Income Fund, Inc.*, 464 U.S. at 546 (Stevens, J., concurring):

> . . . a demand requirement would serve no meaningful purpose . . . the contract against the Fund and its investment advisor had been expressly approved by the independent directors of the Fund. Since the disinterested directors are required to review and approve all advisory fees and contracts under Sec. 15 of the Act. . . a demand would be a futile gesture after directors have already passed on the contract.

COUNT I

Against the Defendant ING Distributor for Breach of Fiduciary Duty and For Violation of Sec. 36(b) of the Investment Company Act

81. The Plaintiffs repeat and reallege all of the preceding paragraphs in this Complaint.

82. The Defendant ING Distributor is liable to the Fund for breach of its fiduciary duty to the Fund and its shareholders and for violation of Sec. 36(b) of the Investment Company Act.

83. The Fund has been damaged by the Defendant ING Distributor's breach of its fiduciary duty to the Fund and its shareholders and by its violation of Sec. 36(b) of the Investment Company Act, by the amount which the Defendant ING Distributor received from the Fund as distribution fees during the Guarantee Period.

COUNT II

Against the Defendants ING Investments and Aeltus for Breach of Fiduciary Duty and For Violation of Sec. 36(b) of the Investment Company Act

84. The Plaintiffs repeat and reallege all of the preceding paragraphs in this Complaint.

85. The Defendant ING Investments and Aeltus are liable to the Fund for breach of their fiduciary duties to the Fund and its shareholders and for violation of Sec. 36(b) of the Investment Company Act.

86. The Fund has been damaged by the breach by Defendants ING Investments and Aeltus of their fiduciary duties to the Fund and its shareholders and by their violations of Sec. 36(b) of the Investment Company Act, by the excessive amounts which the Defendants ING Investments and Aeltus received and will receive as investment advisory and investment sub-advisory fees.

WHEREFORE: Plaintiffs pray this Honorable Court to:

A. Find the Defendants liable for breach of their fiduciary duties to the Fund and its shareholders and for violation of Sec. 36(b) of the Investment Company Act;

B. Declare that the distribution, advisory and sub-advisory fees that have been and continue to be charged by the Defendants are excessive;

C. Issue a permanent injunction, enjoining the Defendants from continuing to charge the distribution, advisory and sub-advisory fees which this Court finds to be excessive;

D. Determine and award to the Fund the amount of excessive distribution, advisory and sub-advisory fees that the Defendants have received from the Fund;

E. Award the Plaintiffs their reasonable attorneys fees and costs; and

F. Any other further relief which this Court finds just and proper.

Dated: November 7, 2003

Submitted by the attorneys for the Plaintiffs,



Edward F. Haber BBO No. 215620
Christine E. Morin BBO No. 600237
Shapiro Haber & Urmy LLP
75 State Street
Boston, MA 02109
(617) 439-3939

OF COUNSEL:

Richard J. Vita BBO No. 510260
77 Franklin Street, 3rd Fl.
Boston, MA 02110

DECLARATION

Now comes Walter Price, Trustee, Revokable Living Trust D/T/D, 12/24/00, and he hereby deposes and says:

1. I am a Plaintiff in the action entitled *Walter Price and Heidi Hedlund, Trustees, Revokable Living Trust D/T/D, 12/24/00, derivatively on behalf of ING Principal Protection Fund v. ING Funds Distributor, LLC, ING Investments, LLC, and Aeltus Investment Management, Inc., defendants, and ING Principal Protection Fund, nominal defendant.*

2. I have reviewed the Derivative Complaint in the action. The allegations in paragraph five of the Complaint are true and accurate to the best of my knowledge and belief.

Signed and sworn to this 27 day of October, 2003, under the pains and penalties of perjury.



Walter Price, Trustee

EXHIBIT A

Prospectus

July 3, 2001

Classes A, B and C

Pilgrim Principal Protection Fund

The Offering Phase will run from July 5, 2001 through October 3, 2001. All monies to purchase shares during the Offering Phase must be received no later than October 3, 2001.



This prospectus contains important information about investing in the Pilgrim Principal Protection Fund. You should read it carefully before you invest, and keep it for future reference. Please note that your investment: is not a bank deposit, is not guaranteed by the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board or any other government agency and is affected by market fluctuations. There is no guarantee that the Fund will achieve its objective. As with all mutual funds, the U.S. Securities and Exchange Commission (SEC) has not approved or disapproved these securities nor has the SEC judged whether the information in this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.


ING PILGRIM

Pilgrim Principal Protection Fund

Adviser
ING Pilgrim Investments, LLC

Sub-Adviser
Aeltus Investment Management, Inc.

Guarantee Period Objective



During the Guarantee Period, the Fund seeks to participate in favorable equity market conditions while preserving at least the principal amount of the Fund as of the inception of the Guarantee Period.

Guarantee Period Investment Strategy



Under normal market conditions, during the Guarantee Period the Fund's assets are allocated between an:

- **Equity Component,** consisting primarily of common stocks, and a
- **Fixed Component,** consisting primarily of U.S. Government securities.

Equity Component — the Equity Component will be managed by the Sub-Adviser to the Fund, subject to oversight by the Adviser. The Sub-Adviser will employ an Enhanced Index Strategy. That strategy means that the Sub-Adviser invests at least 80% of the Equity Component's net assets in stocks included in the Standard and Poor's 500 Index (S&P 500), although the weightings of the stocks will vary somewhat from their respective weightings in the S&P 500, as described below. The Equity Component may also include up to 20% of S&P 500 futures contracts. The S&P 500 is a stock market index comprised of common stocks of 500 of the largest publicly traded companies in the U.S. selected by Standard and Poor's Corporation (S&P).

The Sub-Adviser manages the Equity Component by overweighting those stocks that it believes will outperform the S&P 500 and underweighting (or avoiding altogether) those stocks that it believes will underperform the S&P 500. Stocks that the Sub-Adviser believes are likely to match the performance of the S&P 500 are invested in proportion to their representation in the Index. To determine which stocks to weight more or less heavily, the Sub-Adviser uses internally developed quantitative computer models to evaluate various criteria, such as the financial strength of each company and its potential for strong, sustained earnings growth. At any one time, the Equity Component must hold 400 stocks and generally holds between 400 and 450 stocks included in the S&P 500. Although the Equity Component will not hold all of the stocks in the S&P 500, the Sub-Adviser expects that there will be a close correlation between the performance of the Equity Component and that of the S&P 500 in both rising and falling markets.

The Fund may use futures for hedging purposes. Futures contracts provide for the future sale by one party and purchase by another party of a specified amount of a financial instrument or a specific stock market index for a specified price on a designated date. During the Guarantee Period, the Fund may only invest in futures contracts on the S&P 500 and U.S. Treasury securities.

Fixed Component — the Sub-Adviser looks to select investments for the Fixed Component with financial characteristics that will, at any point in time, closely resemble those of a portfolio of zero coupon bonds which mature within one month of the Guarantee Maturity Date. The Fixed Component will consist primarily of securities issued or guaranteed by the U.S. Government and its agencies or instrumentalities of a short- to intermediate-duration. Duration refers to the sensitivity of fixed income securities to interest rate changes. Generally, fixed income securities with shorter durations are less sensitive to changes in interest rates. These securities include STRIPS (Separate Trading of Registered Interest and Principal of Securities). STRIPS are created by the Federal Reserve Bank by separating the interest and principal components of an outstanding U.S. Treasury or agency bond and selling them as individual securities. The Fixed Component may also include corporate bonds rated AA– or higher by S&P and/or Aa3 or higher by Moody's Investors Service, Inc., futures on U.S. Treasury securities and money market instruments.

Asset Allocation — the Sub-Adviser uses a proprietary computer model to determine, on an ongoing basis, the percentage of assets allocated to the Equity Component and to the Fixed Component. The model evaluates a number of factors, including, but not limited to:

- the market value of the Fund's assets as compared to the aggregate guaranteed amount;
- the prevailing level of interest rates;
- equity market volatility; and
- the length of time remaining until the Guarantee Maturity Date.

The model will determine the initial allocation between the Equity Component and the Fixed Component on the first day of the Guarantee Period and will evaluate the allocations on a daily basis thereafter. Generally, as the market value of the Equity Component rises, more assets are allocated to the Equity Component, and as the market value of the Equity Component declines, more assets are allocated to the Fixed Component.

The model may require the Fund to have a portfolio turnover rate in excess of 200%. Portfolio turnover refers to the frequency of portfolio transactions and the percentage of portfolio assets being bought and sold during the year.

Transition Period. After the Guarantee Maturity Date, the Fund will, in the ordinary course of its investment activities, sell any fixed-income securities remaining in its portfolio and purchase stocks included in the S&P 500 and S&P 500 futures contracts as soon as reasonably practicable, in order to conform its holdings to the Fund's Index Plus LargeCap Period investment objective as described later in the Prospectus.

GUARANTEE PERIOD RISKS



The principal risks of an investment in the Fund during the Guarantee Period are those generally attributable to stock and bond investing. The success of the Fund's strategy depends on the Sub-Adviser's ability to allocate assets between the Equity Component and the Fixed Component and in selecting investments within each component. **Because the Fund invests in both stocks and bonds, the Fund may underperform stock funds when stocks are in favor and underperform bond funds when bonds are in favor.**

The risks associated with investing in **stocks** include sudden and unpredictable drops in the value of the market as a whole and periods of lackluster or negative performance. The performance of the Equity Component also depends significantly on the Sub-Adviser's skill in determining which securities to overweight, underweight or avoid altogether.

The principal risk associated with investing in **bonds** is that interest rates may rise, which generally causes bond prices to fall. The market value of a zero coupon bond portfolio (which may include STRIPS) generally is more volatile than the market value of a portfolio of fixed income securities with similar maturities that pay interest periodically. With corporate bonds, there is a risk that the issuer will default on the payment of principal or interest.

If interest rates are low (particularly at the inception of the Guarantee Period), Fund assets may be largely invested in the Fixed Component in order to increase the likelihood of preserving the value of the Fund as measured at the inception of the Guarantee Period. In addition, if during the Guarantee Period the equity markets experience a major decline, the Fund's assets may become largely or entirely invested in the Fixed Component. In fact, if the value of the Equity Component were to decline by 30% in a single day, a complete and irreversible reallocation to the Fixed Component may occur. In this circumstance, the Fund would not participate in any subsequent recovery in the equity markets. Use of **the Fixed Component reduces the Fund's ability to participate as fully in upward equity market movements, and therefore represents some loss of opportunity, or opportunity cost, compared to a portfolio that is more heavily invested in equities. In addition, the terms of a Financial Guaranty Agreement executed in connection with the Guarantee prescribes the manner in which the Fund must be managed during the Guarantee Period. Accordingly, the Financial Guaranty Agreement could limit the Sub-Adviser's ability to alter the management of the Fund during the Guarantee Period in response to changing market conditions.**

The use of futures contracts by the Fund can amplify a gain or loss, potentially earning or losing substantially more money than the actual cost of the investment. In addition, while a hedging strategy can guard against potential risks for the Fund as a whole, it adds to the Fund's expenses and may reduce or eliminate potential gains. There is also a risk that a futures contract intended as a hedge may not perform as expected.

The asset allocation process results in additional transaction costs such as brokerage commissions. This process can have an adverse effect on the performance of the Fund during periods of increased equity market volatility. In addition, a high portfolio turnover rate, which may also have an adverse effect on the performance of the Fund, may increase the Fund's transaction costs.

The asset allocation process and sale of fixed-income securities in connection with the transition period may also result in the realization of additional gains to the Fund and may therefore also increase the tax liability of shareholders. The Fund will distribute any net gains and income to shareholders. Such distributions are taxable to shareholders even if the distributions are reinvested in the Fund.

Shares of the Fund may fall in value and you could lose money by investing in the Fund if you redeem your shares prior to the Guarantee Maturity Date or if you continue to hold Fund shares after the Guarantee Maturity Date.

For a description of additional principal risks, see "Other Principal Risks of Investing in the Fund and "More Information About Risks" later in this Prospectus.



Management of the Fund

ING Pilgrim Investments, LLC, a Delaware limited liability company (ING Pilgrim or Adviser), serves as the investment adviser to the Fund. ING Pilgrim has overall responsibility for the management of the Fund. ING Pilgrim provides or oversees all investment advisory and portfolio management services for the Fund, and assists in managing and supervising all aspects of the general day-to-day business activities and operations of the Fund, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services.

Organized in December 1994, ING Pilgrim is registered as an investment adviser. ING Pilgrim is an indirect wholly-owned subsidiary of ING Groep N.V. (NYSE: ING) (ING Group). ING Group is a global financial institution active in the field of insurance, banking, and asset management in more than 65 countries, with almost 100,000 employees.

As of May 31, 2001, ING Pilgrim managed over $18.6 billion in assets.

ING Pilgrim's principal address is 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258.

For its services, ING Pilgrim is entitled to receive an advisory fee as set forth below. The advisory fee is expressed as an annual rate based on the average daily net assets of the Fund.

Offering Phase	0.25%
Guarantee Period	0.80%
Index Plus LargeCap Period	0.60%

ING Pilgrim has engaged Aeltus Investment Management, Inc., a Connecticut corporation (Aeltus or Sub-Adviser), to serve as the investment sub-adviser to the Fund's portfolio. Aeltus is responsible for managing the assets of the Fund in accordance with its investment objectives and policies, subject to oversight by ING Pilgrim.

Founded in 1972, Aeltus is registered as an investment adviser. Aeltus is an indirect wholly-owned subsidiary of ING Group, and is an affiliate of ING Pilgrim. Aeltus has acted as adviser or sub-adviser to mutual funds since 1994 and has managed institutional accounts since 1972.

As of May 31, 2001, Aeltus managed over $41 billion in assets.

Its principal office is located at 10 State House Square, Hartford, Connecticut 06103-3602.

For its services, Aeltus is entitled to receive a sub-advisory fee as set forth below. The sub-advisory fee is expressed as an annual rate based on the average daily net assets of the Fund.

Offering Phase	0.125%
Guarantee Period	0.40 %
Index Plus LargeCap Period	0.30 %

Portfolio Management During the Guarantee Period

Asset Allocation. Mary Ann Fernandez, Senior Vice President, Aeltus, serves as strategist for the Fund and is responsible for overseeing the overall Fund strategy and the allocation of Fund assets between the Equity and Fixed components. Ms. Fernandez joined Aeltus in 1996 as Vice President of product development and is currently serving as a Portfolio Specialist, assisting in the management and marketing of certain equity strategies managed by Aeltus. Previously, Ms. Fernandez was employed as Managing Director in the Real Estate Investment Group of Aetna Inc.

Equity Component. Hugh T. M. Whelan, Portfolio Manager, Aeltus, co-manages the Equity Component. Mr. Whelan has been serving as a quantitative equity analyst since 1999. Previously, Mr. Whelan served as an analyst in Aeltus' fixed income group since 1994.

Douglas E. Coté, Portfolio Manager, Aeltus, co-manages the Equity Component. Mr. Coté has been serving as a quantitative equity analyst since 1996. Previously, Mr. Coté was responsible for developing quantitative applications for Aeltus' equity department.

Fixed Component. The Fixed Component is managed by a team of Aeltus fixed-income specialists.

Portfolio Management During the Index Plus LargeCap Period

It is anticipated that Messrs. Whelan and Coté will manage the Fund during the Index Plus LargeCap Period.



EXHIBIT B

Securities Act of 1933 File No.: 333-56881
Investment Company Act of 1940 File No.: 811-8817

ING PRINCIPAL PROTECTION FUNDS

Supplement Dated July 22, 2003
To The Class A, B and C Prospectuses
(Dates of Which are Indicated in Parentheses)

ING Principal Protection Fund [1] (July 3, 2001)
ING Principal Protection Fund II [2] (November 5, 2001)
ING Principal Protection Fund III (March 1, 2002)
ING Principal Protection Fund IV (June 7, 2002)
ING Principal Protection Fund V (October 11, 2002)
ING Principal Protection Fund VI (January 10, 2003)
ING Principal Protection Fund VII (April 15, 2003)

The section entitled "Guarantee Period Investment Strategy," on page 2 of each Prospectus, is amended to insert the following subsection prior to the subsection entitled "Fixed Component" on page 2:

Investment Strategy Under Certain Market Conditions -- In the event that the Equity Component's market value is $5 Million or less, in order to replicate investment in stocks listed on the S&P 500, the Sub-Adviser may invest the entire amount of the Equity Component's assets in S&P 500 futures, in exchange traded funds (ETFs), or in a combination of S&P 500 futures and ETFs, subject to any limitation on the Fund's investments in such securities. ETFs are passively managed investment companies traded on a securities exchange whose goal is to track or replicate a desired index. The Sub-Adviser will not employ an enhanced index strategy when it invests in S&P 500 futures and ETFs.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE

[1] Formerly named Pilgrim Principal Protection Fund.
[2] Formerly named Pilgrim Principal Protection Fund II.

EXHIBIT C

Prospectus

April 15, 2003

Classes A, B and C

ING Principal Protection Fund VII

The Offering Period will run from May 1, 2003 through July 10, 2003. All monies to purchase shares during the Offering Period must be received no later than July 10, 2003.



This prospectus contains important information about investing in the ING Principal Protection Fund VII. You should read it carefully before you invest, and keep it for future reference. Please note that your investment is not a bank deposit, is not guaranteed by the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board or any other government agency and is affected by market fluctuations. There is no guarantee that the Fund will achieve its objective. As with all mutual funds, the U.S. Securities and Exchange Commission (SEC) has not approved or disapproved these securities nor has the SEC judged whether the information in this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.


ING
FUNDS

ING Principal Protection Fund VII

Guarantee Period Objective



During the Guarantee Period, the Fund seeks to participate in favorable equity market conditions while preserving at least the principal amount of the Fund as of the inception of the Guarantee Period.

Guarantee Period Investment Strategy



Principal Investment Strategies. The Fund will not implement an "investment strategy" in any conventional sense. Rather, the Fund's asset allocation strategy seeks to optimize the exposure of the series to the Equity Component while protecting Fund assets. Assets allocated to the Equity Component may be reduced or eliminated in order to conserve assets at a level equal to or above the present value of the Payment Undertaking. The Fund allocates its assets among the following asset classes:

- During the Offering Period, the Fund's assets will be invested in short-term instruments.
- During the Guarantee Period, the Fund's assets will be allocated between the:
  - **Equity Component**, consisting of common stocks included in the Standard and Poor's 500 Index (S&P 500) and futures contracts on the S&P 500; and the
  - **Fixed Component**, consisting primarily of short- to intermediate-duration U.S. Government securities.

The Fund's asset allocation strategy is implemented by allocating assets appropriately to the Equity Component and to the Fixed Component to optimize exposure to the Equity Component while controlling the risk that payment under the Payment Undertaking will be required. Consequently, there can be no assurance as to the percentage of assets, if any, allocated to the Equity Component, or to any investment returns generated by the Fund.

Asset Allocation — the Sub-Adviser uses a proprietary computer model to determine on a daily basis the percentage of assets allocated to the Equity Component and to the Fixed Component. The model evaluates a number of factors, including the then current market value of the Fund, the then prevailing level of interest rates, equity market volatility, the Fund's total annual expenses, and the Maturity Date. The model determines the initial allocation between the Equity Component and the Fixed Component on the first day of the Guarantee Period and provides direction for any reallocations on a daily basis thereafter. Generally, as the value of the Equity Component rises, more assets are allocated to the Equity Component; as the value of the Equity Component declines, more assets are allocated to the Fixed Component. The amount directed to the Equity Component is always restricted so that even if it were to experience a 30% decline in value on a given day and before being redirected to the Fixed Component, the remaining assets would still be sufficient to meet the Payment Undertaking. The allocation to the Equity Component or the Fixed Component may be zero under certain circumstances.

Equity Component — the Equity Component will be managed by the Sub-Adviser to the Fund, subject to oversight by the Adviser. The Sub-Adviser will employ an Enhanced Index Strategy. That strategy means that the Sub-Adviser invests at least 80% of the Equity Component's net assets in stocks included in the Standard and Poor's 500 Index (S&P 500), although the weightings of the stocks will vary somewhat from their respective weightings in the S&P 500, as described below. The Equity Component may also include up to 20% of S&P 500 futures contracts. The S&P 500 is a stock market index comprised of common stocks of 500 of the largest publicly traded companies in the U.S. selected by Standard and Poor's Corporation (S&P).

The Sub-Adviser manages the Equity Component by overweighting those stocks that it believes will outperform the S&P 500 and underweighting (or avoiding altogether) those stocks that it believes will underperform the S&P 500. Stocks that the Sub-Adviser believes are likely to match the performance of the S&P 500 are invested in proportion to their representation in the Index. To determine which stocks to weight more or less heavily, the Sub-Adviser uses internally developed quantitative computer models to evaluate various criteria, such as the financial strength of each company and its potential for strong, sustained earnings growth. At any one time, the Equity Component must hold 400 stocks and generally holds between 400 and 450 stocks included in the S&P 500. Although the Equity Component will not hold all of the stocks in the S&P 500, the Sub-Adviser expects that there will be a close correlation between the performance of the Equity Component and that of the S&P 500 in both rising and falling markets.

The Fund may use futures for hedging purposes. Futures contracts provide for the future sale by one party and purchase by another party of a specified amount of a financial instrument or a specific stock market index for a specified price on a designated date. During the

Guarantee Period, the Fund may only invest in futures contracts on the S&P 500 and U.S. Treasury securities.

Fixed Component — the Sub-Adviser looks to select investments for the Fixed Component with financial characteristics that will, at any point in time, closely resemble those of a portfolio of zero coupon bonds which mature within three months of the Guarantee Maturity Date. The Fixed Component will consist primarily of securities issued or guaranteed by the U.S. Government and its agencies or instrumentalities of a short- to intermediate-duration. Duration refers to the sensitivity of fixed income securities to interest rate changes. Generally, fixed income securities with shorter durations are less sensitive to changes in interest rates. These securities include STRIPS (Separate Trading of Registered Interest and Principal of Securities). STRIPS are created by the Federal Reserve Bank by separating the interest and principal components of an outstanding U.S. Treasury or agency bond and selling them as individual securities. The Fixed Component may also include corporate bonds rated AA– or higher by S&P and/or Aa3 or higher by Moody's Investors Service, Inc., futures on U.S. Treasury securities and money market instruments.

Turnover. The model may require the Fund to have a portfolio turnover rate in excess of 200%. Portfolio turnover refers to the frequency of portfolio transactions and the percentage of portfolio assets being bought and sold during the year.

Transition Period. After July 15, 2008 (Guarantee Maturity Date), the Fund will, in the ordinary course of its investment activities, sell any fixed-income securities remaining in its portfolio and purchase stocks included in the S&P 500 and S&P 500 futures contracts as soon as reasonably practicable, in order to conform its holdings to the Fund's Index Plus LargeCap Period investment objective as described later in the Prospectus.

PRINCIPAL GUARANTEE PERIOD RISKS



You could lose money on an investment in the Fund. All mutual funds have varying degrees of risk, depending on the securities they invest in. Please read this prospectus carefully to be sure you understand the principal risks and strategies associated with the Fund. You should consult the Statement of Additional Information (SAI) for a complete list of the risks and strategies.

The principal risks of an investment in the Fund during the Guarantee Period involve opportunity costs, as well as the risks of investing in stocks and bonds. Opportunity Costs involve the likelihood that a significant portion of Fund assets are allocated to the Fixed Component during periods of low interest rates and/or of declining equity market which reduces the Fund's ability to participate fully in upward equity market movement.

Allocation Risk: If at the inception of, or any time during, the Guarantee Period interest rates are low, the Fund's assets may be largely invested in the Fixed Component in order to decrease the likelihood that a payment would be required under the Payment Undertaking. The effect of low interest rates on the Fund would likely be more pronounced at the inception of the Guarantee Period, as the initial allocation of assets would include more fixed income securities. In addition, if during the Guarantee Period the equity markets experienced a major decline, the Fund's assets may become largely invested in the Fixed Component. In fact, if the value of the Equity Component were to decline by a significant amount, a complete reallocation to the Fixed Component would likely occur. In the event of a reallocation of 100% of the assets to the Fixed Component, the Fund would not reallocate any assets into the Equity Component prior to the Maturity Date. **Use of the Fixed Component reduces the Fund's ability to participate as fully in upward equity market movements, and therefore represents some loss of opportunity, or opportunity cost, compared to a portfolio that is fully invested in equities.**

Asset Allocation May Underperform Static Strategies. The asset allocation process results in transaction costs. Volatile periods in the market may increase these costs. This process can have an adverse effect on the performance of the Fund during periods of increased equity market volatility. In addition, a high portfolio turnover rate, which may also have an adverse effect on the performance of the Fund, may increase the Fund's transaction costs.

Opportunity Costs. There are substantial opportunity costs associated with an investment in the Fund. The Fund may allocate a substantial portion, and under certain circumstances all, of the Fund's assets to the Fixed Component in order to conserve Fund assets to a level equal to or above the present value of the Payment Undertaking.

Initially, if interest rates are low, the allocation to the Fixed Component may be over 70% of the Fund assets. If the market value of the Equity Component rises, the percentage of the Fund's assets allocated to the Equity Component generally will also rise. However, the relative volatility of these two Components as well as the past performance of the Fund will affect these allocations. For example, if the Fund incurs early losses, the Fund may



ING Investments, LLC, an Arizona limited liability company (ING Investments or Adviser), serves as the investment adviser to the Fund. ING Investments has overall responsibility for the management of the Fund. ING Investments provides or oversees all investment advisory and portfolio management services for the Fund, and assists in managing and supervising all aspects of the general day-to-day business activities and operations of the Fund, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services.

Organized in December 1994, ING Investments is registered as an investment adviser. ING Investments is an indirect wholly-owned subsidiary of ING Groep N.V. (NYSE: ING). ING Groep N.V. is a global financial institution active in the field of insurance, banking, and asset management in more than 65 countries, with over 110,000 employees.

As of March 31, 2003, ING Investments managed over $32.5 billion in assets.

ING Investments' principal address is 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258.

For its services, ING Investments is entitled to receive an advisory fee as set forth below. The advisory fee is expressed as an annual rate based on the average daily net assets of the Fund.

Offering Phase and Quiet Period	0.25%
Guarantee Period	0.80%
Index Plus LargeCap Period	0.60%

ING Investments has engaged Aeltus Investment Management, Inc., a Connecticut corporation (Aeltus or Sub-Adviser), to serve as the investment sub-adviser to the Fund's portfolio. Aeltus is responsible for managing the assets of the Fund in accordance with its investment objectives and policies, subject to oversight by ING Investments.

Founded in 1972, Aeltus is registered as an investment adviser. Aeltus is an indirect wholly-owned subsidiary of ING Groep N.V., and is an affiliate of ING Investments. Aeltus has acted as adviser or sub-adviser to mutual funds since 1994 and has managed institutional accounts since 1972.

As of March 31, 2003, Aeltus managed over $38.1 billion in assets.

Its principal office is located at 10 State House Square, Hartford, Connecticut 06103-3602.

For its services, Aeltus is entitled to receive a sub-advisory fee as set forth below. The sub-advisory fee is expressed as an annual rate based on the average daily net assets of the Fund and is paid by the Adviser.

Offering Phase and Quiet Period	0.1125%
Guarantee Period	0.36%
Index Plus LargeCap Period	0.27%

Portfolio Management During the Guarantee Period

Asset Allocation. Mary Ann Fernandez, Senior Vice President, Aeltus, serves as strategist for the Fund and is responsible for overseeing the overall Fund strategy and the allocation of Fund assets between the Equity and Fixed components. Ms. Fernandez joined Aeltus in 1996 as Vice President of product development and is currently serving as a Portfolio Specialist, assisting in the management and marketing of certain equity strategies managed by Aeltus. Previously, Ms. Fernandez was employed as Managing Director in the Real Estate Investment Group of Aetna Inc.

Equity Component. Hugh T. M. Whelan, Portfolio Manager, Aeltus, co-manages the Equity Component. Mr. Whelan has been serving as a quantitative equity analyst since 1999. Previously, Mr. Whelan served as an analyst in Aeltus' fixed income group since 1994.

Douglas E. Coté, Portfolio Manager, Aeltus, co-manages the Equity Component. Mr. Coté has been serving as a quantitative equity analyst since 1996. Previously, Mr. Coté was responsible for developing quantitative applications for Aeltus' equity department.

Fixed Component. John Murphy is a Portfolio Manager for the ING Aeltus mortgage separate accounts and the Fixed Component. In 1986, he joined Aeltus and has served as a quantitative analyst and assistant portfolio manager of fixed income investments. He is a Chartered Financial Analyst.

Securities Act of 1933 File No.: 333-56881
Investment Company Act of 1940 File No.: 811-8817

ING PRINCIPAL PROTECTION FUND
Supplement Dated June 24, 2003
To The Class A, B and C Prospectus
ING Principal Protection Fund VII
Dated April 15, 2003

The following amends the Section entitled "What You Pay to Invest" on page 7 as well as the information regarding advisory, sub-advisory and administrative fees noted on page 17.

ING Investments has agreed to modify the Expense Limitation Agreement to waive the Management Fee, during all or a portion of the Guarantee Period, so that the Fund will have Net Expenses on an annual basis of 0.95% for Class A shares, and 1.70% for Class B and C shares. This action was taken because, in the current interest rate environment, the allocation formula would permit little or no allocation to the Equity Component of the Fund under the fee schedule outlined on page 7. The portion of the Fund's assets allocated to equity securities does not affect the Guaranteed Amount but does impact the extent to which the fund offers the potential to participate in equity markets. The Expense Limitation Agreement may be modified during the Guarantee Period to reinstate some or all of the fees upon approval of the Fund's Board of Trustees.

There is no assurance as to the allocation of Fund assets to the Equity Component. If interest rates on the types of securities included in the Fixed Component continue to decline or the market value of the Equity Component declines, the allocation to the Equity Component may decline from its initial position, or be eliminated altogether, and the Fund would not participate in any increases or decreases in the equity market after that time. The asset allocation does not affect the Payment Undertaking of the Fund, nor does it affect the Guaranteed Amount. However it will determine the allocation of Fund assets invested in the Equity Component and the ability of the Fund to participate in the equity market.

The following amends all references to the following dates in the Prospectus: Offering Period, Quiet Period, Guarantee Period, Guarantee Maturity Date and Index Plus LargeCap Period:

The Offering Period of the Fund will close on June 24, 2003. Therefore, all other related dates have been accelerated as outlined below:

Offering Period	May 1, 2003 to June 24, 2003
Quiet Period	June 25, 2003 to June 29, 2003
Guarantee Period	June 30, 2003 to June 26, 2008
Guarantee Maturity Date	June 26, 2008
Index Plus LargeCap Period Begins	June 27, 2008

EXHIBIT D

Prospectus

September 5, 2003

Classes A, B and C

ING Principal
Protection Fund VIII

The Offering Period will run from October 1, 2003 through December 15, 2003. All monies to purchase shares during the Offering Period must be received no later than December 15, 2003.



This prospectus contains important information about investing in the ING Principal Protection Fund VIII. You should read it carefully before you invest, and keep it for future reference. Please note that your investment: is not a bank deposit, is not guaranteed by the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board or any other government agency and is affected by market fluctuations. There is no guarantee that the Fund will achieve its objective. As with all mutual funds, the U.S. Securities and Exchange Commission (SEC) has not approved or disapproved these securities nor has the SEC judged whether the information in this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.


ING
FUNDS

ING PRINCIPAL PROTECTION FUND VIII

GUARANTEE PERIOD OBJECTIVE



During the Guarantee Period, the Fund seeks to participate in favorable equity market conditions while preserving at least the principal amount of the Fund as of the inception of the Guarantee Period.

GUARANTEE PERIOD INVESTMENT STRATEGY



Principal Investment Strategies. The Fund will not implement an "investment strategy" in any conventional sense. Rather, the Fund's asset allocation strategy seeks to optimize the exposure of the Fund to the Equity Component while protecting Fund assets. Assets allocated to the Equity Component may be reduced or eliminated in order to conserve assets at a level equal to or above the present value of the Payment Undertaking. The Fund allocates its assets among the following asset classes:

- During the Offering Period, the Fund's assets will be invested in short-term instruments.
- During the Guarantee Period, the Fund's assets will be allocated between the:
  - **Equity Component**, consisting primarily of common stocks included in the Standard and Poor's 500 Composite Stock Price Index (S&P 500), and futures contracts on the S&P 500; and the
  - **Fixed Component**, consisting primarily of short- to intermediate-duration U.S. Government securities.

The Fund's asset allocation strategy is implemented by allocating assets appropriately to the Equity Component and to the Fixed Component to optimize exposure to the Equity Component while controlling the risk that payment under the Payment Undertaking will be required. Consequently, there can be no assurance as to the percentage of assets, if any, allocated to the Equity Component, or to any investment returns generated by the Fund.

Asset Allocation — the Sub-Adviser uses a proprietary computer model to determine on a daily basis the percentage of assets allocated to the Equity Component and to the Fixed Component. The model evaluates a number of factors, including the then current market value of the Fund, the then prevailing level of interest rates, equity market volatility, the Fund's total annual expenses, and the Maturity Date. The model determines the initial allocation between the Equity Component and the Fixed Component on the first day of the Guarantee Period and provides direction for any reallocations on a daily basis thereafter. Generally, as the value of the Equity Component rises, more assets are allocated to the Equity Component; as the value of the Equity Component declines, more assets are allocated to the Fixed Component. The amount directed to the Equity Component is always restricted so that even if it were to experience a 30% decline in value on a given day and before being redirected to the Fixed Component, the remaining assets would still be sufficient to meet the Payment Undertaking. The allocation to the Equity Component or the Fixed Component may be zero under certain circumstances.

Equity Component — the Equity Component will be managed by the Sub-Adviser to the Fund, subject to oversight by the Adviser. The Sub-Adviser will employ an enhanced index strategy. That strategy means that the Sub-Adviser invests at least 80% of the Equity Component's net assets in stocks included in the S&P 500, although the weightings of the stocks will vary somewhat from their respective weightings in the S&P 500, as described below. The S&P 500 is a stock market index comprised of common stocks of 500 of the largest publicly traded companies in the U.S. selected by Standard and Poor's Corporation (S&P).

The Sub-Adviser manages the Equity Component by overweighting those stocks that it believes will outperform the S&P 500 and underweighting (or avoiding altogether) those stocks that it believes will underperform the S&P 500. Stocks that the Sub-Adviser believes are likely to match the performance of the S&P 500 are generally invested in proportion to their representation in the index. To determine which stocks to weight more or less heavily, the Sub-Adviser uses internally developed quantitative computer models to evaluate various criteria, such as the financial strength of each company and its potential for strong, sustained earnings growth. It is expected that at any one time the Equity Component will hold at least 400 stocks and generally will hold between 400 and 450 stocks included in the S&P 500. Although the Equity Component will not hold all of the stocks in the S&P 500, the Sub-Adviser expects that there will be a close correlation between the performance of the Equity Component and that of the S&P 500 in both rising and falling markets.

Under normal market conditions, up to 20% of the Equity Component's net assets may be invested in futures contracts for hedging purposes or to maintain liquidity to meet shareholder redemptions and minimize trading costs. Futures contracts provide for the future sale by one party and purchase by another party of a specified amount of a financial instrument or a specific stock market index for a

specified price on a designated date. During the Guarantee Period, the Fund may only invest in futures contracts on the S&P 500 and futures contracts on U.S. Treasury securities.

Investment Strategy Under Certain Market Conditions — In the event that the Equity Component's market value is $5 Million or less, in order to replicate investment in stocks listed on the S&P 500, the Sub-Adviser may invest the entire amount of the Equity Component's assets in S&P 500 futures, in exchange traded funds (ETFs), or in a combination of S&P 500 futures and ETFs, subject to any limitation on the Fund's investments in such securities. ETFs are passively managed investment companies traded on a securities exchange whose goal is to track or replicate a desired index. The Sub-Adviser will not employ an enhanced index strategy when it invests in S&P 500 futures and ETFs.

Fixed Component — the Sub-Adviser looks to select investments for the Fixed Component with financial characteristics that will, at any point in time, closely resemble those of a portfolio of zero coupon bonds which mature within three months of the Guarantee Maturity Date. The Fixed Component will consist primarily of securities issued or guaranteed by the U.S. Government and its agencies or instrumentalities of a short- to intermediate-duration. Duration refers to the sensitivity of fixed income securities to interest rate changes. Generally, fixed income securities with shorter durations are less sensitive to changes in interest rates. These securities include STRIPS (Separate Trading of Registered Interest and Principal of Securities). STRIPS are created by the Federal Reserve Bank by separating the interest and principal components of an outstanding U.S. Treasury or agency bond and selling them as individual securities. The Fixed Component may also include corporate bonds rated AA– or higher by S&P and/or Aa3 or higher by Moody's Investors Service, Inc., futures on U.S. Treasury securities and money market instruments.

Turnover. The model may require the Fund to have a portfolio turnover rate in excess of 200%. Portfolio turnover refers to the frequency of portfolio transactions and the percentage of portfolio assets being bought and sold during the year.

Transition Period. After December 22, 2008 (Guarantee Maturity Date), the Fund will, in the ordinary course of its investment activities, sell any fixed-income securities remaining in its portfolio and purchase stocks included in the S&P 500 and S&P 500 futures contracts as soon as reasonably practicable, in order to conform its holdings to the Fund's Index Plus LargeCap Period investment objective as described later in the Prospectus.

PRINCIPAL GUARANTEE PERIOD RISKS



You could lose money on an investment in the Fund. All mutual funds have varying degrees of risk, depending on the securities they invest in. Please read this prospectus carefully to be sure you understand the principal risks and strategies associated with the Fund. You should consult the Statement of Additional Information (SAI) for a complete list of the risks and strategies.

The principal risks of an investment in the Fund during the Guarantee Period involve opportunity costs, as well as the risks of investing in stocks and bonds. Opportunity Costs involve the likelihood that a significant portion of Fund assets are allocated to the Fixed Component during periods of low interest rates and/or of declining equity market which reduces the Fund's ability to participate fully in upward equity market movement.

Allocation Risk: If at the inception of, or any time during, the Guarantee Period interest rates are low, the Fund's assets may be largely invested in the Fixed Component in order to decrease the likelihood that a payment would be required under the Payment Undertaking. The effect of low interest rates on the Fund would likely be more pronounced at the inception of the Guarantee Period, as the initial allocation of assets would include more fixed income securities. In addition, if during the Guarantee Period the equity markets experienced a major decline, the Fund's assets may become largely invested in the Fixed Component. In fact, if the value of the Equity Component were to decline by a significant amount, a complete reallocation to the Fixed Component would likely occur. In the event of a reallocation of 100% of the assets to the Fixed Component, the Fund would not reallocate any assets into the Equity Component prior to the Maturity Date. **Use of the Fixed Component reduces the Fund's ability to participate as fully in upward equity market movements, and therefore represents some loss of opportunity, or opportunity cost, compared to a portfolio that is fully invested in equities.**

Opportunity Costs. There are substantial opportunity costs associated with an investment in the Fund. The Fund may allocate a substantial portion, and under certain circumstances all, of the Fund's assets to the Fixed Component in order to conserve Fund assets to a level equal to or above the present value of the Payment Undertaking.

Initially, if interest rates are low, the allocation to the Fixed Component may be over 70% of the Fund assets. If the market value of the Equity Component rises, the



ING Investments, LLC, an Arizona limited liability company (ING Investments or Adviser), serves as the investment adviser to the Fund. ING Investments has overall responsibility for the management of the Fund. ING Investments provides or oversees all investment advisory and portfolio management services for the Fund, and assists in managing and supervising all aspects of the general day-to-day business activities and operations of the Fund, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services.

Organized in December 1994, ING Investments is registered as an investment adviser. ING Investments is an indirect wholly-owned subsidiary of ING Groep N.V. (NYSE: ING). ING Groep N.V. is a global financial institution active in the field of insurance, banking, and asset management in more than 65 countries, with over 110,000 employees.

As of July 31, 2003, ING Investments managed over $34.4 billion in assets.

ING Investments' principal address is 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258.

For its services, ING Investments is entitled to receive an advisory fee as set forth below. The advisory fee is expressed as an annual rate based on the average daily net assets of the Fund.

Offering Phase and Quiet Period	0.25%
Guarantee Period	
— Equity Component	0.80%
— Fixed Component	0.55%
— ETF Strategy	0.55%
Index Plus LargeCap Period	0.60%

ING Investments has engaged Aeltus Investment Management, Inc., a Connecticut corporation (ING Aeltus or Sub-Adviser), to serve as the investment sub-adviser to the Fund's portfolio. ING Aeltus is responsible for managing the assets of the Fund in accordance with its investment objectives and policies, subject to oversight by ING Investments.

Founded in 1972, ING Aeltus is registered as an investment adviser. ING Aeltus is an indirect wholly-owned subsidiary of ING Groep N.V., and is an affiliate of ING Investments. ING Aeltus has acted as adviser or sub-adviser to mutual funds since 1994 and has managed institutional accounts since 1972.

As of July 31, 2003, ING Aeltus managed over $41 billion in assets.

Its principal office is located at 10 State House Square, Hartford, Connecticut 06103-3602.

For its services, ING Aeltus is entitled to receive a sub-advisory fee as set forth below. The sub-advisory fee is expressed as an annual rate based on the average daily net assets of the Fund and is paid by the Adviser.

Offering Phase and Quiet Period	0.1125%
Guarantee Period	
— Equity Component	0.36 %
— Fixed Component	0.2475%
— ETF Strategy	0.2475%
Index Plus LargeCap Period	0.27 %

Portfolio Management During the Guarantee Period

Asset Allocation. Mary Ann Fernandez, Senior Vice President, ING Aeltus, serves as strategist for the Fund and is responsible for overseeing the overall Fund strategy and the allocation of Fund assets between the Equity and Fixed components. Ms. Fernandez joined ING Aeltus in 1996 as Vice President of product development and is currently serving as a Portfolio Specialist, assisting in the management and marketing of certain equity strategies managed by ING Aeltus.

Equity Component. Hugh T. M. Whelan, Portfolio Manager, ING Aeltus, co-manages the Equity Component. Mr. Whelan has been serving as a quantitative equity analyst since 1999. Previously, Mr. Whelan served as an analyst in ING Aeltus' fixed income group since 1994.

Douglas E. Coté, Portfolio Manager, ING Aeltus, co-manages the Equity Component. Mr. Coté has been serving as a quantitative equity analyst since 1996. Previously, Mr. Coté was responsible for developing quantitative applications for ING Aeltus' equity department.

Fixed Component. The Fixed Component is managed by a team of fixed-income specialists led by James B. Kauffmann. Mr. Kauffmann joined ING Groep N.V. in 1996 and has over 17 years of experience. Prior to joining ING Groep N.V. he spent four years at Alfa Investments Inc., where he was senior fixed income portfolio manager. Additionally, he has worked in the capital markets group of a major Wall Street dealer and served as an analyst with a venture capital fund.

Portfolio Management During the Index Plus LargeCap Period

It is anticipated that Messrs. Whelan and Coté will manage the Fund during the Index Plus LargeCap Period.



UNITED STATES DISTRICT COURT

District of MASSACHUSETTS

WALTER PRICE AND HEIDI HEDLUND, TRUSTEES, REVOCABLE LIVING TRUST D/T/D 12/24/00, DERIVATIVELY ON BEHALF OF ING PRINCIPAL PROTECTION FUND

V.

ING DISTRIBUTOR, LLC, ET. ALS.

SUMMONS IN A CIVIL CASE


SEC MAIL PROCESSING
RECEIVED
NOV 21 2003
WASH, D.C. 188 SECTION

CASE NUMBER: 03-12198 JLT

TO: (Name and address of Defendant)

ING INVESTMENTS, LLC
7337 EAST DOUBLETREE RANCH RD.
SCOTTSDALE, AZ 85258

YOU ARE HEREBY SUMMONED and required to serve upon PLAINTIFF'S ATTORNEY (name and address)

EDWARD F. HABER
SHAPIRO HABER & URMY LLP
75 STATE STREET, BOSTON, MA 02109
(617) 439-3939

an answer to the complaint which is herewith served upon you, within 20 days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint. You must also file your answer with the Clerk of this Court within a reasonable period of time after service.


UNITED STATES DISTRICT
DISTRICT OF MASSACHUSETTS

CLERK

DATE 11-7-03

(By) DEPUTY CLERK

RETURN OF SERVICE

Service of the Summons and complaint was made by me[1]	DATE
NAME OF SERVER *(PRINT)*	TITLE

Check one box below to indicate appropriate method of service

☐ Served personally upon the third-party defendant. Place where served: ______________________

☐ Left copies thereof at the defendant's dwelling house or usual place of abode with a person of suitable age and discretion then residing therein.

Name of person with whom the summons and complaint were left: ______________________

☐ Returned unexecuted: ______________________

☐ Other (specify): ______________________

STATEMENT OF SERVICE FEES

TRAVEL	SERVICES	TOTAL

DECLARATION OF SERVER

I declare under penalty of perjury under the laws of the United States of America that the foregoing information contained in the Return of Service and Statement of Service Fees is true and correct.

Executed on ______________________ ______________________
Date *Signature of Server*

____
Address of Server

(1) As to who may serve a summons see Rule 4 of the Federal Rules of Civil Procedure.

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

Walter Price and Heidi Hedlund, Trustees, Heidi Hedlund and Walter Price Revocable Living Trust D/T/D, 12/24/00, derivatively on behalf of ING Principal Protection Fund, Plaintiffs, VS. ING Funds Distributor, LLC, ING Investments, LLC, and Aeltus Investment Management Inc., Defendants, and ING Principal Protection Fund, Nominal Defendant.	Civil Action No. JURY TRIAL DEMANDED

DERIVATIVE COMPLAINT

Plaintiffs, through their attorneys, allege upon information and belief, except as to the allegations which pertain to the plaintiffs and their counsel, which are alleged upon personal knowledge. Plaintiffs' information and belief are based, *inter alia*, on the investigation made by their attorneys.

INTRODUCTION

This is an action brought by the Plaintiffs against the Defendants, ING Funds Distributor LLC, ING Investments, LLC, and Aeltus Investment Management Inc., derivatively on behalf

duty to the Fund and the Fund's shareholders and for violation of Section 36(b) of the Investment Company Act of 1940 (the "Investment Company Act"), 15 U.S.C. §80a-35(b). The Plaintiffs allege herein that the Defendants have breached their fiduciary duty to the Fund and its shareholders, and violated Section 36(b) of the Investment Company Act, by charging and receiving from the Fund, Rule 12b-1 distribution fees (the "Distribution Fees") and advisory fees which are excessive. Plaintiffs seek recovery for the Fund, from the Defendants, the excessive fees paid by the Fund to the Defendants.

JURISDICTION AND VENUE

1. This Court has jurisdiction over this action pursuant to Section 44 of the Investment Company Act and 28 U.S.C. §§1331,1332,1337 and 1367. The amount in controversy exceeds $75,000, exclusive of interest and costs.

2. This action arises under and is brought pursuant to Section 36(b) of the Investment Company Act and the common law of the Commonwealth of Massachusetts.

3. Venue is proper in this district pursuant to Section 44 of the Investment Company Act and 28 U.S.C. §1391(b), because the Fund is organized pursuant to Massachusetts law and because the Defendants transact business in this district and many of the acts complained of herein occurred in substantial part in this district.

4. In connection with the acts alleged in this Complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce including, but not limited to, the mails and the interstate telephonic voice and data communications.

PARTIES

5. The Plaintiffs Walter Price and Heidi Hedlund are trustees of the Heidi Hedlund and Walter Price Revocable Living Trust D/T/D 12/24/00. They are, in that capacity, hereinafter referred to as the "Plaintiffs." The Plaintiffs purchased 22,528 shares of the Fund on July 5, 2001 and they have held those shares continuously to the present.

6. The Defendant, ING Investments, LLC ("ING Investments"), formerly known as ING Pilgrim Investments, LLC, is a Delaware limited liability company. It is an "investment advisor" to the Fund, as that term is defined in Section 2(a)(20) of the Investment Company Act, and as that term is used in Section 36(b) of the Investment Company Act. ING Investments is an indirect wholly-owned subsidiary of ING Groep N.V. ("ING Group"). It is an "affiliated company" and an "affiliated person" of the Defendants Aeltus Investment Management, Inc., and ING Funds Distributor, LLC., as those terms are defined in Sections 2(a)(2) and 2(a)(3)(C) of the Investment Company Act. It is an affiliated person of those Defendants as that term is used in Section 36(b) of the Investment Company Act.

7. The Defendant Aeltus Investment Management, Inc. ("Aeltus"), is a corporation organized under the laws of the State of Connecticut. It is an "investment advisor" to the Fund, as that term is defined in Section 2(a)(20) of the Investment Company Act, and as that term is used in Section 36(b) of the Investment Company Act. Aeltus is an indirect wholly-owned subsidiary of ING Group. It is a "affiliated company" and an "affiliated person" of the Defendants ING Investments and ING Funds Distributor, LLC., as those terms are defined in Sections 2(a)(2) and 2(a)(3)(C) of the Investment Company Act. It is an affiliated person of those Defendants as that term is used in Section 36(b) of the Investment Company Act.

8. The Defendant, ING Funds Distributor, LLC ("ING Distributor") is a limited liability company. ING Distributor is an indirect wholly-owned subsidiary of ING Group. It is an "affiliated company" and "affiliated person" of the Defendants ING Investments and Aeltus, as those terms are defined in Sections 2(a)(2) and 2(a)(3)(C) of the Investment Company Act. It is an affiliated person of those Defendants as that term is used in Section 36(b) of the Investment Company Act.

9. The Nominal Defendant, ING Principal Protection Fund (the "Fund"), (formerly known as Pilgrim Principal Protection Fund), is part of the ING Equity Trust (the "Trust"), which is an open - end investment management company registered under the Investment Company Act. ING Equity Trust is a Massachusetts business trust with at least 20 separate funds, one of which is the Fund.

Facts Regarding the Fund

10. The Fund is the first of a series of virtually identical registered open-end investment management companies which have been formed by the Defendants and their affiliates. Those other funds are entitled ING Principal Protection Fund II, III, IV, V, VI, VII and VIII. They are collectively referred to herein as the "Other PP Funds." All of the Other PP Funds are part of the ING Equity Trust. ING Principal Protection Fund VIII ("PP Fund VIII") has been recently formed and, as of the filing of this Complaint, it is in its Offering Period, when its shares are being offered to the public.

11. The business and affairs of the ING Equity Trust and of the Fund are purportedly managed under the direction of the ING Equity Trust Board of Trustees. There are eleven trustees who are the members of the Trust's Board of Trustees.

12. Two of those Trustees, Thomas J. McInerney and John G. Turner, are considered by the Trust to be "interested persons" and hence, not independent trustees of the Trust.

13. The other trustees of the Trust are: Paul S. Doherty, J. Michael Earley, R. Barbara Gitenstein, Walter H. May, Jock Patton, David W.C. Putnam, Blaine E. Rieke, Roger B. Vincent and Richard A. Wedemeyer. Those trustees have been designated by the Fund as persons who are not an interested person of the Trust, as defined in the Investment Company Act, and hence, they have been designated by the Fund as independent trustees. Those Trustees are hereinafter, collectively referred to as the "'Independent' Trustees." The use of that term to refer to those trustees is based upon that designation by the Fund, and is not a statement by Plaintiffs that those Trustees have been properly designated as independent trustees, under the Investment Company Act.

14. All of the trustees of the Trust identified in the two preceding paragraphs are sometimes collectively referred to herein as the "Trustees" or the "Board of Trustees."

15. For all purposes under the Investment Company Act and SEC Rule 12b-1 promulgated thereunder, the Board of Trustees of the Trust constitute the "board of directors" of the Trust and the Fund as the term "board of directors" is used in the Investment Company Act and Rule 12b-1.

16. For all purposes under the Investment Company Act and SEC Rule 12b-1 the Trustees are the "directors" of the Trust and the Fund as the term "directors" is used in the Investment Company Act and Rule 12b-1.

17. The Trustees are also the directors or trustees of all of the Other PP Funds.

18. The "Independent" Trustees are the directors or trustees of numerous trusts which are part of the ING mutual fund complex which trusts have a total of 114 portfolios.

SUBSTANTIVE ALLEGATIONS

The Excessive Rule 12b-1 Distribution Fees

19. Shares in the Fund were offered for sale to the public pursuant to a prospectus dated July 3, 2001. Under the terms of the offering investors could purchase shares in the Fund only during the time period from July 5, 2001 through October 3, 2001, which time period was referred to in the prospectus as the "Offering Phase."

20. The period from October 4, 2001 through October 3, 2006, is defined in the prospectus as the "Guarantee Period." During the Guarantee Period, no additional shares of the Fund have been or will be sold either to the general public or to the existing shareholders of the Fund, except for the reinvestment of shares into the Fund of dividends received from the Fund by current shareholders.

21. The prospectus defines the period after October 3, 2006 as the "Index Plus LargeCap Period." During the Index Plus LargeCap Period, shares of the Fund will be offered, on a continuing basis, only to existing shareholders of the Fund.

22. SEC Rule 12b-1 permits, subject to specified requirements, the establishment by a registered open-end management investment company of a Rule 12b-1 plan and the entering into by a registered open-end management company, a Rule 12b-1 agreement, which plan and agreement provide for the payment by the registered open-end management investment company for activities which are primarily intended to result in the sale of shares issued by

such company, including, but not necessarily limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature.

23. SEC Rule 12b-1 requires that:

a. any Rule 12b-1 plan providing for distribution payments to be made by a registered open-end management investment company, must be terminable at any time by a vote of a majority of the disinterested directors of the investment company;

b. any agreement to implement a Rule 12b-1 plan providing for distribution payments to be made by a registered open-end management investment company, must be terminable on 60 days notice by a vote of a majority of the disinterested directors of the investment company;

c. any Rule 12b-1 plan or agreement to implement such a plan, which provides that it shall continue in effect for more than one year, must provide that such continuance be specifically approved, at least annually, by a majority of the board of directors and majority of the disinterested directors;

d. directors of an investment company may not approve the implementation or the continuation of a Rule 12b-1 plan, unless they conclude, in the exercise of reasonable business judgment and in light of their fiduciary duties under state law and under Sections 36(a) and (b) of the Investment Company Act, that there is a reasonable likelihood that the plan will benefit the investment company and its shareholders.

24. In light of the lack of any public sales or distribution of shares of the Fund during the Guarantee Period, the costs incurred by the Defendant ING Distributor or any other affiliated company of the Defendants during the Guarantee Period, for any activity which was or will be primarily intended to result in the sale of shares issued by the Fund during the Guarantee Period, including, but not limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature, have been and will continue to be *de minimus*.

25. Prior to the beginning of the Offering Phase, the Fund enacted a plan (the "Plan") purportedly pursuant to Securities and Exchange Commission ("SEC") Rule 12b-1, pursuant to which the Fund would pay the Defendant ING Distributor an annual distribution fee (paid monthly) equal to 1% of the net asset value of the Fund.

26. Since the Plan was enacted prior to the sale of shares of the Fund to the public, the Plan was not approved by a vote of a majority of the owners of a majority of the outstanding shares of the Fund. *See* Rule 12b-1(b)(1).

27. The Plan was approved by a unanimous vote of the Board of Trustees of the Fund and by a unanimous vote of the "Disinterested" Trustees.

28. Prior to the beginning of the Offering Phase, the Fund also entered into an agreement with the Defendant ING Distributor (the "Agreement"), pursuant to the Plan and purportedly pursuant to Rule 12b-1, pursuant to which the Fund would pay the Defendant ING Distributor an annual distribution fee (paid monthly) equal to 1% of the net asset value of the Fund.

29. The Agreement was approved by a unanimous vote of the Board of Trustees of the Fund and by a unanimous vote of the "Disinterested" Trustees of the Fund.

30. The Plan and Agreement both provide (as required by Rule 12b-1(b)(3)(i)) that they may continue for more than one year only if they are specifically approved by a vote of the Board of Trustees and by a vote of the "Independent" Trustees, at least annually.

31. On information and belief, the Trustees and the "Independent" Trustees, specifically voted unanimously to continue the Plan and the Agreement, on at least two annual occasions, since their original approval of the Plan and the Agreement.

32. On information and belief, the Trustees, at least quarterly since October 2001, have received and reviewed a written report of the amount paid by the Fund to the Defendant ING Distributor and the purposes for which such expenditures were made. The Trustees did not vote to discontinue or terminate the Plan or the Agreement after any of those reviews.

33. Since October 4, 2001, the beginning of the Guarantee Period, to the present, the Fund has been charged by, and has paid to, the Defendant ING Distributor, pursuant to the Plan and the Agreement, a Distribution Fee (paid monthly) equal to 1% of the net asset value of the Fund per year. During its fiscal year ended May 31, 2002, the Fund paid the Defendant ING Distributor approximately $3,300,000 in Distribution Fees. During its fiscal year ended May 31, 2003, the Fund paid the Defendant ING Distributor approximately $4,500,000 in Distribution Fees. Plaintiffs estimate that the Fund, since May 31, 2003, continued to pay the Defendant ING Distributor approximately the same periodic amounts for distribution fees as it did during its fiscal year ended May 31, 2003. Accordingly, the Plaintiffs estimate that the Fund has paid the Defendant ING Distributor approximately $4,500,000 in Distribution Fees during the one-year period prior to the filing of this Complaint and approximately $9,000,000 in Distribution Fees since the beginning of the Guarantee Period.

34. The Distribution Fees paid by the Fund to the Defendant ING Distributor were excessive, because those payments materially exceeded the expenses incurred by the Defendant ING Distributor during that time period, which expenses were incurred primarily to result in the sale of shares issued by the Fund, including, but not limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature. In fact, as explained above, those expenses of Defendant ING Distributor since the beginning of the Guarantee Period were *de minimus.*

35. Plaintiffs estimate that the Fund, after the filing of this Complaint, will continue to pay the Defendant ING Distributors approximately the same periodic amounts for Distribution Fees as it did during its fiscal year ended May 31, 2003. Accordingly, the Plaintiffs estimate that the Fund will pay the Defendant ING Distributor, each month after the filing of this Complaint, approximately $375,000 in Distribution Fees.

36. The Distribution Fees that will be paid by the Fund to the Defendant ING Distributor after the filing of this Complaint and during the Guarantee Period will be excessive, because those payments will materially exceed the expenses that will be incurred by the Defendant ING Distributor after the filing of the Complaint and during the Guarantee Period, which expenses will be incurred primarily to result in the sale of shares issued by the Fund, including, but not limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature. In fact, as explained above, those expenses of Defendant ING Distributor after the filing of this Complaint and during the Guarantee Period, will be *de*

minimus.

37. In light of the fact that no sales of Fund shares have been, or will be, made to the public during the Guarantee Period, the continuation of the Fund's Plan and the Fund's Agreement with the Defendant ING Distributor, during the Guarantee Period was (and continues to be) without any reasonable basis because there was (and continues to be) not only no reasonable likelihood, there was (and continues to be) in fact no likelihood, that the continuation of the Plan and the Agreement during that time period would benefit the Fund and its shareholders.

38. In light of the fact that no sales of Fund shares have been, or will be, made to the public during the Guarantee Period, the payment by the Fund of the above referenced distribution fees during the Guarantee Period was (and continues to be) without any reasonable basis because there was (and continues to be) not only no reasonable likelihood, there was (and continues to be) in fact no likelihood, that the payment by the Fund of the above referenced distribution fees to the Defendant ING Distributors during that time period would benefit the Fund and its shareholders.

39. The Trustees of the Fund have a fiduciary duty to the Fund and its shareholders.

40. By approving the Plan and the Agreement, and by approving of the continuation of the Plan and the Agreement during the Guarantee Period, in light of the fact that there was no reasonable likelihood that payment by the Fund of the distribution fees set forth in the Plan and the Agreement would benefit the Fund and its shareholders, the Trustees breached their fiduciary duty to the Fund and its shareholders and breached their obligations under SEC Rule 12b-1(e).

41. As an affiliated company of the Defendants ING Investments and Aeltus, Defendant ING Distributor has a fiduciary duty to the Fund and its shareholders. Furthermore, as an affiliated company of the Defendants ING Investments and Aeltus, ING Distributor is liable under Sec. 36(b) of the Investment Company Act to the Fund for excessive compensation or payments paid to it by the Fund.

42. By collecting excessive distribution fees from the Fund during the Guarantee Period, ING Distributor breached its fiduciary duty to the Fund and its shareholders and is liable for those excessive distribution fees paid to it by the Fund pursuant to Sec. 36(b) of the Investment Company Act and the common law.

43. By continuing to collect excessive distribution fees from the Fund after the filing of this Complaint, ING Distributor continues to breach its fiduciary duty to the Fund and its shareholders and to violate Sec. 36(b) of the Investment Company Act.

The Excessive Management and Advisory Fees

44. Sec. 15(a) of the Investment Company Act provides that any contract to serve as an investment advisor of a registered investment company must:

a. specifically precisely all compensation to be paid thereunder;

b. provide that it is terminable, without cause and without penalty, on no more than sixty days notice, by the investment company's board of directors;

c. provide that it may continue in effect for more than two years only if its continuance is specifically approved annually by a vote of the board of directors of the investment company.

45. The Fund has advisory and sub-advisory contracts with the Defendants ING Investments and Aeltus which contain the provisions described in the preceding paragraph (the "Investment Advisory Contracts").

46. On information and belief, the Investment Advisory Contracts were approved by a unanimous vote of the Trustees.

47. On information and belief, the continuation of the Investment Advisory Contracts was approved by the unanimous vote of the Trustees some time prior to July 5, 2003.

48. The Defendant ING Investments, as the investment advisor for the Fund, has overall and ultimate responsibility for the management of the Fund's investments, pursuant to the investment criteria set forth in the Prospectus and the governing Fund documents. The Defendant Aeltus, as the investment sub-advisor for the Fund, has the operating responsibility for the management of the Fund investments, pursuant to the investment criteria set forth in the Prospectus and the governing Fund documents. The Prospectus for the Fund describes, at pages 2, 3 and 15, investment criteria for the Fund, during the Guarantee Period, and the responsibilities of the Defendants ING Investments and Aeltus as the Fund's investment advisor and sub-advisor, respectively. Page 15 also sets forth the advisory and sub-advisory fees to be paid by the Fund to the Defendants, ING Investments and Aeltus. A copy of those pages of the Prospectus for the Fund are attached hereto as Exhibit A, and are incorporated herein by reference.

49. As reflected in Exhibit A, the assets of the Fund are allocated, based upon criteria described therein, into two components, the Equity Component and the Fixed Component.

50. Since the commencement of the Guarantee Period, the Defendant ING Investments has been paid an advisory fee by the Fund of .80% of the Net Asset Value of the Fund, each year, in payment for the advisory services described above and in Exhibit A. That .80% advisory fee is paid on all of the Net Asset Value of the Fund, without regard to whether those assets are invested in the Equity Component or the Fixed Component.

51. Since the commencement of the Guarantee Period, the Defendant Aeltus has been paid a sub-advisory fee of .40% of the Net Asset Value of the Fund, each year, in payment for the sub-advisory services described above and in Exhibit A. Aeltus' sub-advisory fee has been paid by ING Investments, out of the advisory fee paid to ING Investments by the Fund. That .40% sub-advisory fee is paid on all of the Net Asset Value of the Fund, without regard to whether those assets are invested in the Equity Component or the Fixed Component.

52. A supplement dated July 22, 2003, was issued to the July 3, 2001, Prospectus for the Fund (the "Supplement"). A copy of the Supplement is attached hereto as Exhibit B and incorporated herein by reference. The Supplement provides that under specified circumstances, the Equity Component of the Fund's investments could be invested in exchange traded funds ("ETFs"), which are passively managed investment companies traded on a securities exchange whose goal is to track or replicate a desired index. The Supplement did not disclose any change in any investment advisory fees paid by the Fund to the Defendants, ING Investments and Aeltus. Accordingly, the Fund will pay the Defendant, ING Investments, .80% of the net asset value of the Fund assets invested in the ETFs and Aeltus will be paid a sub-advisory fee of .40% of the net asset value of the Fund assets invested in the ETFs.

53. The Fund and the Other PP Funds have numerous common characteristics, and no material differences, in the way they are organized, marketed and in the way their assets are managed and invested. Some of those common characteristics are:

a. They are all part of the ING Equity Trust, which is an open-end investment management company registered under the Investment Company Act. The ING Equity Trust is a Massachusetts business trust with at least 20 separate funds, one of which is the Fund and seven of which are the Other PP Funds.

b. Their shares were sold to the public only during limited time periods, called the Offering Phase or Offering Period. Thereafter there is a Guarantee Period of five years. During the Guarantee Period no shares will be sold to either the public or current shareholders, except for the reinvestment of dividends by current shareholders. Thereafter there will be an Index Plus LargeCap Period, during which shares will be offered, on a continuing basis, only to existing shareholders.

c. The investment criteria and asset allocation during each of the defined time periods – the Offering Phase, the Guarantee Period and the Index Plus LargeCap Period – are identical or virtually identical.

d. The Defendant ING Investments is the investment advisor for all of the Other PP Funds and its duties and responsibilities as investment advisor is identical for the Fund and for all of the Other PP Funds.

e. The Defendant Aeltus is the investment sub-advisor for all of the Other PP Funds and its duties and responsibilities as investment sub-advisor is identical for the Fund and for all of the Other PP Funds.

f. The same individual, Mary Ann Fernandez, Senior Vice President of Aeltus, serves as strategist for the Fund and all of the Other PP Funds. Furthermore, Ms. Fernandez is responsible for overseeing the overall strategy of the Fund and all of the Other PP Funds and the allocation of Fund Assets and the assets of the Other PP Funds, between the Equity and Fixed Components.

g. The same individual, Hugh T. M. Whelan, Portfolio Manager at Aeltus, co-manages the Equity Component of the investments of the Fund and the Equity Component of the investments of all of the Other PP Funds.

h. The same individual, Douglas E. Cote, Portfolio Manager at Aeltus, co-manages the Equity Component of the investments of the Fund and the Equity Component of the investments of all of the Other PP Funds.

i. The same individual, John Murphy, Portfolio Manager at Aeltus, manages the Fixed Component investment of the Fund and all of the Other PP Funds.

54. The Prospectus for the Principal Protection Fund VII ("PP Fund VII") describes, at pages 2, 3, and 17, investment criteria for the PP Fund VII, during the Guarantee Period, and the responsibilities of the Defendants ING Investments and Aeltus as PP Fund VII's investment advisor and sub-advisor, respectively. Page 17 also sets forth the advisory and sub-advisory fees to be paid by Fund VII to the Defendants, ING Investments and Aeltus. A Supplement, dated June 24, 2003, to the PP Fund VII Prospectus (the "PP Fund VII Supplement"), discloses the waiver, by ING Investments, of the entire .80% management fee described on page 17 of the PP Fund VII Prospectus. Pages 2, 3 and 17 of the PP Fund VII and the PP Fund VII Supplement are attached hereto as Exhibit C and are incorporated herein by

reference.

55. As reflected in Exhibit C, the Defendant ING Investments is currently being paid no annual investment advisory fee on the net asset value of the PP Fund VII. This is .80% less than the investment advisory fee which ING Investments charges the Fund.

56. As reflected in Exhibit C, before the waiver of the advisory fee described in the PP Fund VII Supplement, Aeltus was to receive an annual sub-advisory fee during the Guarantee Period of .36% of the net asset value of the PP Fund VII.

57. As reflected in Exhibits A, B and C, the duties and responsibilities of the Defendant ING Investments, as investment advisor for the Fund and for PP Fund VII (which have virtually identical investment criteria and parameters) are identical. Nevertheless, the Defendant ING Investments has charged, and continues to charge, the Fund more of the net asset value of the Fund's investments in the Fixed and ETS Components than it will be paid by PP Fund VII for identical investment advisory services.

58. The Prospectus for the PP Fund VIII describes, at pages 2, 3 and 17, investment criteria for the PP Fund VIII, during the Guarantee Period, and the responsibilities of the Defendants ING Investments and Aeltus as PP Fund VIII's investment advisor and sub-advisor, respectively. Page 17 also sets forth the advisory and sub-advisory fees to be paid by the PP Fund VIII, the Defendants, ING Investments and Aeltus. A copy of those pages of the Prospectus for the PP Fund VIII are attached hereto as Exhibit D, and are incorporated herein by reference.

59. As reflected in Exhibit D, the Defendant ING Investments will be paid an annual investment advisory fee of .80% of net asset value of the PP Fund VIII investment in the Equity Component of the asset allocation but ING Investments will only be paid an annual investment advisory fee of .55% of the net asset value of the PP Fund VIII investments in the Fixed Component and ETS Component of the asset allocation. This is .25% of the Net Asset Value of the investments in the Fixed Component and the ETS Component less than the .80% investment advisory fee which ING Investments charges the Fund for its investments in its Fixed and ETS Components.

60. As reflected in Exhibits A, B and D, the duties and responsibilities of the Defendant ING Investments, as investment advisor for the Fund and for PP Fund VIII (which have virtually identical investment criteria and parameters) are identical. Nevertheless, the Defendant ING Investments has charged, and continues to charge, the Fund .25% more of the net asset value of the Fund's investments in the Fixed and ETS Components than it will be paid by PP Fund VIII for identical investment advisory services.

61. Those facts demonstrate that the investment advisory fees received by Defendant ING Investments from the Fund, and to be received after the filing of this Complaint, are excessive.

62. As the investment advisor to the Fund, the Defendant ING Investments has a fiduciary duty to the Fund and its shareholders.

63. By collecting excessive investment advisory fees from the Fund, Defendant ING Investments breached its fiduciary duty to the Fund and its shareholders and violated Sec. 36(b) of the Investment Company Act.

64. By continuing to collect excessive investment management fees from the Fund after the filing of this Complaint, Defendant ING Investments continues to breach its fiduciary duty to the Fund and its shareholders and violate Sec. 36(b) of the Investment Company Act.

65. As reflected in Exhibit C, the Defendant Aeltus will be paid an annual investment sub-advisory fee of .36% of the net asset value of the investments of PP Fund VII during the Guarantee Period, if the waiver of the investment advisory fees described in the PP Fund VII Supplement is reversed. This would be .04% less than the investment sub-advisory fee which Aeltus receives as investment sub-advisor for the Fund.

66. As reflected in Exhibit D, the Defendant Aeltus will be paid an annual investment sub-advisory fee of .36% of the net asset value of the investments of PP Fund VIII in the Equity Component and .2475% of the net asset value of investments of the PP Fund VIII in the Fixed Component. This is .04% less than the investment sub-advisory fee which Aeltus receives as investment sub-advisor for the Fund for Equity Component investments and .1525% less than the investment sub-advisory fee which Aeltus receives as investment sub-advisor of the Fund for the Fund's Fixed Component investments.

67. As reflected in Exhibits A, B, C and D, the duties and responsibilities of the Defendant Aeltus, as investment sub-advisor for the Fund and for PP Fund VII and VIII (all of which have virtually identical investment criteria and parameters) are identical. Nevertheless, the Defendant Aeltus has received, and continues to receive, more from the Fund than it will be paid for identical investment sub-advisory services to PP Fund VII and VIII.

68. Those facts demonstrate that the investment sub-advisory fees received by Defendant Aeltus, and to be received after the filing of this Complaint, are excessive.

69. As the investment sub-advisor to the Fund, the Defendant Aeltus has a fiduciary duty to the Fund and its shareholders.

70. By collecting excessive investment sub-advisory fees, Defendant Aeltus breached its fiduciary duty to the Fund and its shareholders and violated Sec. 36(b) of the Investment Company Act.

71. By continuing to collect excessive investment advisory fees after the filing of this Complaint, Defendant Aeltus continues to breach its fiduciary duty to the Fund and its shareholders and violate Sec. 36(b) of the Investment Company Act.

DERIVATIVE ALLEGATIONS

72. This action is brought by the Plaintiffs derivatively, on behalf of the Fund, to recover excessive Rule 12b-1 Distribution Fees paid by the Fund to the Defendant ING Distributor.

73. This action is also brought by the Plaintiffs, derivatively, on behalf of the Fund to recover excessive management or advisory fees paid by the Fund to the Defendants, ING Investments and Aeltus.

74. In each instance, the charging of, and receiving of, excessive fees by the Defendants, from the Fund, constituted a breach by the Defendants of their fiduciary duty to the Fund and violated Sec. 36(b) of the Investment Company Act.

75. This action is brought by the Plaintiffs, derivatively, on behalf of the Fund, pursuant to Rule 36(b) of the Investment Company Act. Accordingly, the Plaintiffs were not required to, and have not, made demand upon the Trustees of the Fund to bring this action on behalf of the Fund. *See, Daily Income, Inc. v. Fox,* 464 U.S. 523, 104 S.Ct. 831 (1984).

76. Even if it had been required for demand to be made upon the Trustees to cause the Fund to bring this action against the Defendants, the making of such demand in this case would have been futile and, hence, is excused.

77. Demand upon the Trustees would have been futile because the claims asserted herein are based upon the excessiveness of fees charged to the Fund by the Defendant pursuant to the Plan, the Agreement and the Advisory Fee Contracts which the Trustees have specifically voted to approve and voted to continue.

78. Under these circumstances, each of the Trustees is deemed "interested" in the transactions and conduct at issue, because each of the Trustees ". . . is a party to the transactions and conduct." 1. ALI Principal of Corporate Government: Analysis and Recommendations Section 1.23(a)(1) (1994) as cited in *Harhen v. Brown*, 431 Mass. 838, 843 (2000).

79. There being no disinterested trustees with respect to this matter, demand on the Trustees would be futile.

80. That demand would be futile under these circumstances is reinforced by the following conclusion in *Daily Income Fund, Inc.*, 464 U.S. at 546 (Stevens, J., concurring):

> . . . a demand requirement would serve no meaningful purpose . . . the contract against the Fund and its investment advisor had been expressly approved by the independent directors of the Fund. Since the disinterested directors are required to review and approve all advisory fees and contracts under Sec. 15 of the Act. . . a demand would be a futile gesture after directors have already passed on the contract.

COUNT I

Against the Defendant ING Distributor for Breach of Fiduciary Duty and For Violation of Sec. 36(b) of the Investment Company Act

81. The Plaintiffs repeat and reallege all of the preceding paragraphs in this Complaint.

82. The Defendant ING Distributor is liable to the Fund for breach of its fiduciary duty to the Fund and its shareholders and for violation of Sec. 36(b) of the Investment Company Act.

83. The Fund has been damaged by the Defendant ING Distributor's breach of its fiduciary duty to the Fund and its shareholders and by its violation of Sec. 36(b) of the Investment Company Act, by the amount which the Defendant ING Distributor received from the Fund as distribution fees during the Guarantee Period.

COUNT II

Against the Defendants ING Investments and Aeltus for Breach of Fiduciary Duty and For Violation of Sec. 36(b) of the Investment Company Act

84. The Plaintiffs repeat and reallege all of the preceding paragraphs in this Complaint.

85. The Defendant ING Investments and Aeltus are liable to the Fund for breach of their fiduciary duties to the Fund and its shareholders and for violation of Sec. 36(b) of the Investment Company Act.

86. The Fund has been damaged by the breach by Defendants ING Investments and Aeltus of their fiduciary duties to the Fund and its shareholders and by their violations of Sec. 36(b) of the Investment Company Act, by the excessive amounts which the Defendants ING Investments and Aeltus received and will receive as investment advisory and investment sub-advisory fees.

WHEREFORE: Plaintiffs pray this Honorable Court to:

A. Find the Defendants liable for breach of their fiduciary duties to the Fund and its shareholders and for violation of Sec. 36(b) of the Investment Company Act;

B. Declare that the distribution, advisory and sub-advisory fees that have been and continue to be charged by the Defendants are excessive;

C. Issue a permanent injunction, enjoining the Defendants from continuing to charge the distribution, advisory and sub-advisory fees which this Court finds to be excessive;

D. Determine and award to the Fund the amount of excessive distribution, advisory and sub-advisory fees that the Defendants have received from the Fund;

E. Award the Plaintiffs their reasonable attorneys fees and costs; and

F. Any other further relief which this Court finds just and proper.

Dated: November 7, 2003

Submitted by the attorneys for the Plaintiffs,



Edward F. Haber BBO No. 215620
Christine E. Morin BBO No. 600237
Shapiro Haber & Urmy LLP
75 State Street
Boston, MA 02109
(617) 439-3939

OF COUNSEL:

Richard J. Vita BBO No. 510260
77 Franklin Street, 3rd Fl.
Boston, MA 02110

DECLARATION

Now comes Walter Price, Trustee, Revokable Living Trust D/T/D, 12/24/00, and he hereby deposes and says:

1. I am a Plaintiff in the action entitled *Walter Price and Heidi Hedlund, Trustees, Revokable Living Trust D/T/D, 12/24/00, derivatively on behalf of ING Principal Protection Fund v. ING Funds Distributor, LLC, ING Investments, LLC, and Aeltus Investment Management, Inc., defendants, and ING Principal Protection Fund, nominal defendant.*

2. I have reviewed the Derivative Complaint in the action. The allegations in paragraph five of the Complaint are true and accurate to the best of my knowledge and belief.

Signed and sworn to this 27 day of October, 2003, under the pains and penalties of perjury.



Walter Price, Trustee

EXHIBIT A

Prospectus

July 3, 2001

Classes A, B and C

Pilgrim Principal Protection Fund

The Offering Phase will run from July 5, 2001 through October 3, 2001. All monies to purchase shares during the Offering Phase must be received no later than October 3, 2001.



This prospectus contains important information about investing in the Pilgrim Principal Protection Fund. You should read it carefully before you invest, and keep it for future reference. Please note that your investment: is not a bank deposit, is not guaranteed by the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board or any other government agency and is affected by market fluctuations. There is no guarantee that the Fund will achieve its objective. As with all mutual funds, the U.S. Securities and Exchange Commission (SEC) has not approved or disapproved these securities nor has the SEC judged whether the information in this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.


ING PILGRIM

PILGRIM PRINCIPAL PROTECTION FUND

GUARANTEE PERIOD OBJECTIVE



During the Guarantee Period, the Fund seeks to participate in favorable equity market conditions while preserving at least the principal amount of the Fund as of the inception of the Guarantee Period.

GUARANTEE PERIOD INVESTMENT STRATEGY



Under normal market conditions, during the Guarantee Period the Fund's assets are allocated between an:

- **Equity Component,** consisting primarily of common stocks, and a
- **Fixed Component,** consisting primarily of U.S. Government securities.

Equity Component — the Equity Component will be managed by the Sub-Adviser to the Fund, subject to oversight by the Adviser. The Sub-Adviser will employ an Enhanced Index Strategy. That strategy means that the Sub-Adviser invests at least 80% of the Equity Component's net assets in stocks included in the Standard and Poor's 500 Index (S&P 500), although the weightings of the stocks will vary somewhat from their respective weightings in the S&P 500, as described below. The Equity Component may also include up to 20% of S&P 500 futures contracts. The S&P 500 is a stock market index comprised of common stocks of 500 of the largest publicly traded companies in the U.S. selected by Standard and Poor's Corporation (S&P).

The Sub-Adviser manages the Equity Component by overweighting those stocks that it believes will outperform the S&P 500 and underweighting (or avoiding altogether) those stocks that it believes will underperform the S&P 500. Stocks that the Sub-Adviser believes are likely to match the performance of the S&P 500 are invested in proportion to their representation in the Index. To determine which stocks to weight more or less heavily, the Sub-Adviser uses internally developed quantitative computer models to evaluate various criteria, such as the financial strength of each company and its potential for strong, sustained earnings growth. At any one time, the Equity Component must hold 400 stocks and generally holds between 400 and 450 stocks included in the S&P 500. Although the Equity Component will not hold all of the stocks in the S&P 500, the Sub-Adviser expects that there will be a close correlation between the performance of the Equity Component and that of the S&P 500 in both rising and falling markets.

The Fund may use futures for hedging purposes. Futures contracts provide for the future sale by one party and purchase by another party of a specified amount of a financial instrument or a specific stock market index for a specified price on a designated date. During the Guarantee Period, the Fund may only invest in futures contracts on the S&P 500 and U.S. Treasury securities.

Fixed Component — the Sub-Adviser looks to select investments for the Fixed Component with financial characteristics that will, at any point in time, closely resemble those of a portfolio of zero coupon bonds which mature within one month of the Guarantee Maturity Date. The Fixed Component will consist primarily of securities issued or guaranteed by the U.S. Government and its agencies or instrumentalities of a short- to intermediate-duration. Duration refers to the sensitivity of fixed income securities to interest rate changes. Generally, fixed income securities with shorter durations are less sensitive to changes in interest rates. These securities include STRIPS (Separate Trading of Registered Interest and Principal of Securities). STRIPS are created by the Federal Reserve Bank by separating the interest and principal components of an outstanding U.S. Treasury or agency bond and selling them as individual securities. The Fixed Component may also include corporate bonds rated AA– or higher by S&P and/or Aa3 or higher by Moody's Investors Service, Inc., futures on U.S. Treasury securities and money market instruments.

Asset Allocation — the Sub-Adviser uses a proprietary computer model to determine, on an ongoing basis, the percentage of assets allocated to the Equity Component and to the Fixed Component. The model evaluates a number of factors, including, but not limited to:

- the market value of the Fund's assets as compared to the aggregate guaranteed amount;
- the prevailing level of interest rates;
- equity market volatility; and
- the length of time remaining until the Guarantee Maturity Date.

The model will determine the initial allocation between the Equity Component and the Fixed Component on the first day of the Guarantee Period and will evaluate the allocations on a daily basis thereafter. Generally, as the market value of the Equity Component rises, more assets are allocated to the Equity Component, and as the market value of the Equity Component declines, more assets are allocated to the Fixed Component.

The model may require the Fund to have a portfolio turnover rate in excess of 200%. Portfolio turnover refers to the frequency of portfolio transactions and the percentage of portfolio assets being bought and sold during the year.

Transition Period. After the Guarantee Maturity Date, the Fund will, in the ordinary course of its investment activities, sell any fixed-income securities remaining in its portfolio and purchase stocks included in the S&P 500 and S&P 500 futures contracts as soon as reasonably practicable, in order to conform its holdings to the Fund's Index Plus LargeCap Period investment objective as described later in the Prospectus.

GUARANTEE PERIOD RISKS



The principal risks of an investment in the Fund during the Guarantee Period are those generally attributable to stock and bond investing. The success of the Fund's strategy depends on the Sub-Adviser's ability to allocate assets between the Equity Component and the Fixed Component and in selecting investments within each component. **Because the Fund invests in both stocks and bonds, the Fund may underperform stock funds when stocks are in favor and underperform bond funds when bonds are in favor.**

The risks associated with investing in **stocks** include sudden and unpredictable drops in the value of the market as a whole and periods of lackluster or negative performance. The performance of the Equity Component also depends significantly on the Sub-Adviser's skill in determining which securities to overweight, underweight or avoid altogether.

The principal risk associated with investing in **bonds** is that interest rates may rise, which generally causes bond prices to fall. The market value of a zero coupon bond portfolio (which may include STRIPS) generally is more volatile than the market value of a portfolio of fixed income securities with similar maturities that pay interest periodically. With corporate bonds, there is a risk that the issuer will default on the payment of principal or interest.

If interest rates are low (particularly at the inception of the Guarantee Period), Fund assets may be largely invested in the Fixed Component in order to increase the likelihood of preserving the value of the Fund as measured at the inception of the Guarantee Period. In addition, if during the Guarantee Period the equity markets experience a major decline, the Fund's assets may become largely or entirely invested in the Fixed Component. In fact, if the value of the Equity Component were to decline by 30% in a single day, a complete and irreversible reallocation to the Fixed Component may occur. In this circumstance, the Fund would not participate in any subsequent recovery in the equity markets. Use of **the Fixed Component reduces the Fund's ability to participate as fully in upward equity market movements, and therefore represents some loss of opportunity, or opportunity cost, compared to a portfolio that is more heavily invested in equities. In addition, the terms of a Financial Guaranty Agreement executed in connection with the Guarantee prescribes the manner in which the Fund must be managed during the Guarantee Period. Accordingly, the Financial Guaranty Agreement could limit the Sub-Adviser's ability to alter the management of the Fund during the Guarantee Period in response to changing market conditions.**

The use of futures contracts by the Fund can amplify a gain or loss, potentially earning or losing substantially more money than the actual cost of the investment. In addition, while a hedging strategy can guard against potential risks for the Fund as a whole, it adds to the Fund's expenses and may reduce or eliminate potential gains. There is also a risk that a futures contract intended as a hedge may not perform as expected.

The asset allocation process results in additional transaction costs such as brokerage commissions. This process can have an adverse effect on the performance of the Fund during periods of increased equity market volatility. In addition, a high portfolio turnover rate, which may also have an adverse effect on the performance of the Fund, may increase the Fund's transaction costs.

The asset allocation process and sale of fixed-income securities in connection with the transition period may also result in the realization of additional gains to the Fund and may therefore also increase the tax liability of shareholders. The Fund will distribute any net gains and income to shareholders. Such distributions are taxable to shareholders even if the distributions are reinvested in the Fund.

Shares of the Fund may fall in value and you could lose money by investing in the Fund if you redeem your shares prior to the Guarantee Maturity Date or if you continue to hold Fund shares after the Guarantee Maturity Date.

For a description of additional principal risks, see "Other Principal Risks of Investing in the Fund and "More Information About Risks" later in this Prospectus.



ING Pilgrim Investments, LLC, a Delaware limited liability company (ING Pilgrim or Adviser), serves as the investment adviser to the Fund. ING Pilgrim has overall responsibility for the management of the Fund. ING Pilgrim provides or oversees all investment advisory and portfolio management services for the Fund, and assists in managing and supervising all aspects of the general day-to-day business activities and operations of the Fund, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services.

Organized in December 1994, ING Pilgrim is registered as an investment adviser. ING Pilgrim is an indirect wholly-owned subsidiary of ING Groep N.V. (NYSE: ING) (ING Group). ING Group is a global financial institution active in the field of insurance, banking, and asset management in more than 65 countries, with almost 100,000 employees.

As of May 31, 2001, ING Pilgrim managed over $18.6 billion in assets.

ING Pilgrim's principal address is 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258.

For its services, ING Pilgrim is entitled to receive an advisory fee as set forth below. The advisory fee is expressed as an annual rate based on the average daily net assets of the Fund.

Offering Phase	0.25%
Guarantee Period	0.80%
Index Plus LargeCap Period	0.60%

ING Pilgrim has engaged Aeltus Investment Management, Inc., a Connecticut corporation (Aeltus or Sub-Adviser), to serve as the investment sub-adviser to the Fund's portfolio. Aeltus is responsible for managing the assets of the Fund in accordance with its investment objectives and policies, subject to oversight by ING Pilgrim.

Founded in 1972, Aeltus is registered as an investment adviser. Aeltus is an indirect wholly-owned subsidiary of ING Group, and is an affiliate of ING Pilgrim. Aeltus has acted as adviser or sub-adviser to mutual funds since 1994 and has managed institutional accounts since 1972.

As of May 31, 2001, Aeltus managed over $41 billion in assets.

Its principal office is located at 10 State House Square, Hartford, Connecticut 06103-3602.

For its services, Aeltus is entitled to receive a sub-advisory fee as set forth below. The sub-advisory fee is expressed as an annual rate based on the average daily net assets of the Fund.

Offering Phase	0.125%
Guarantee Period	0.40 %
Index Plus LargeCap Period	0.30 %

Portfolio Management During the Guarantee Period

Asset Allocation. Mary Ann Fernandez, Senior Vice President, Aeltus, serves as strategist for the Fund and is responsible for overseeing the overall Fund strategy and the allocation of Fund assets between the Equity and Fixed components. Ms. Fernandez joined Aeltus in 1996 as Vice President of product development and is currently serving as a Portfolio Specialist, assisting in the management and marketing of certain equity strategies managed by Aeltus. Previously, Ms. Fernandez was employed as Managing Director in the Real Estate Investment Group of Aetna Inc.

Equity Component. Hugh T. M. Whelan, Portfolio Manager, Aeltus, co-manages the Equity Component. Mr. Whelan has been serving as a quantitative equity analyst since 1999. Previously, Mr. Whelan served as an analyst in Aeltus' fixed income group since 1994.

Douglas E. Coté, Portfolio Manager, Aeltus, co-manages the Equity Component. Mr. Coté has been serving as a quantitative equity analyst since 1996. Previously, Mr. Coté was responsible for developing quantitative applications for Aeltus' equity department.

Fixed Component. The Fixed Component is managed by a team of Aeltus fixed-income specialists.

Portfolio Management During the Index Plus LargeCap Period

It is anticipated that Messrs. Whelan and Coté will manage the Fund during the Index Plus LargeCap Period.



EXHIBIT B

Securities Act of 1933 File No.: 333-56881
Investment Company Act of 1940 File No.: 811-8817

ING PRINCIPAL PROTECTION FUNDS

Supplement Dated July 22, 2003
To The Class A, B and C Prospectuses
(Dates of Which are Indicated in Parentheses)

ING Principal Protection Fund [1] (July 3, 2001)
ING Principal Protection Fund II [2] (November 5, 2001)
ING Principal Protection Fund III (March 1, 2002)
ING Principal Protection Fund IV (June 7, 2002)
ING Principal Protection Fund V (October 11, 2002)
ING Principal Protection Fund VI (January 10, 2003)
ING Principal Protection Fund VII (April 15, 2003)

The section entitled "Guarantee Period Investment Strategy," on page 2 of each Prospectus, is amended to insert the following subsection prior to the subsection entitled "Fixed Component" on page 2:

Investment Strategy Under Certain Market Conditions -- In the event that the Equity Component's market value is $5 Million or less, in order to replicate investment in stocks listed on the S&P 500, the Sub-Adviser may invest the entire amount of the Equity Component's assets in S&P 500 futures, in exchange traded funds (ETFs), or in a combination of S&P 500 futures and ETFs, subject to any limitation on the Fund's investments in such securities. ETFs are passively managed investment companies traded on a securities exchange whose goal is to track or replicate a desired index. The Sub-Adviser will not employ an enhanced index strategy when it invests in S&P 500 futures and ETFs.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE

[1] Formerly named Pilgrim Principal Protection Fund.
[2] Formerly named Pilgrim Principal Protection Fund II.

EXHIBIT C

Prospectus

April 15, 2003

Classes A, B and C

The Offering Period will run from May 1, 2003 through July 10, 2003. All monies to purchase shares during the Offering Period must be received no later than July 10, 2003.

ING Principal Protection Fund VII



This prospectus contains important information about investing in the ING Principal Protection Fund VII. You should read it carefully before you invest, and keep it for future reference. Please note that your investment is not a bank deposit, is not guaranteed by the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board or any other government agency and is affected by market fluctuations. There is no guarantee that the Fund will achieve its objective. As with all mutual funds, the U.S. Securities and Exchange Commission (SEC) has not approved or disapproved these securities nor has the SEC judged whether the information in this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.


ING

FUNDS

ING PRINCIPAL PROTECTION FUND VII

Adviser
ING Investments, LLC

Sub-Adviser
Aeltus Investment Management, Inc.

GUARANTEE PERIOD OBJECTIVE



During the Guarantee Period, the Fund seeks to participate in favorable equity market conditions while preserving at least the principal amount of the Fund as of the inception of the Guarantee Period.

GUARANTEE PERIOD INVESTMENT STRATEGY



Principal Investment Strategies. The Fund will not implement an "investment strategy" in any conventional sense. Rather, the Fund's asset allocation strategy seeks to optimize the exposure of the series to the Equity Component while protecting Fund assets. Assets allocated to the Equity Component may be reduced or eliminated in order to conserve assets at a level equal to or above the present value of the Payment Undertaking. The Fund allocates its assets among the following asset classes:

- During the Offering Period, the Fund's assets will be invested in short-term instruments.
- During the Guarantee Period, the Fund's assets will be allocated between the:
  - **Equity Component**, consisting of common stocks included in the Standard and Poor's 500 Index (S&P 500) and futures contracts on the S&P 500; and the
  - **Fixed Component**, consisting primarily of short- to intermediate-duration U.S. Government securities.

The Fund's asset allocation strategy is implemented by allocating assets appropriately to the Equity Component and to the Fixed Component to optimize exposure to the Equity Component while controlling the risk that payment under the Payment Undertaking will be required. Consequently, there can be no assurance as to the percentage of assets, if any, allocated to the Equity Component, or to any investment returns generated by the Fund.

Asset Allocation — the Sub-Adviser uses a proprietary computer model to determine on a daily basis the percentage of assets allocated to the Equity Component and to the Fixed Component. The model evaluates a number of factors, including the then current market value of the Fund, the then prevailing level of interest rates, equity market volatility, the Fund's total annual expenses, and the Maturity Date. The model determines the initial allocation between the Equity Component and the Fixed Component on the first day of the Guarantee Period and provides direction for any reallocations on a daily basis thereafter. Generally, as the value of the Equity Component rises, more assets are allocated to the Equity Component; as the value of the Equity Component declines, more assets are allocated to the Fixed Component. The amount directed to the Equity Component is always restricted so that even if it were to experience a 30% decline in value on a given day and before being redirected to the Fixed Component, the remaining assets would still be sufficient to meet the Payment Undertaking. The allocation to the Equity Component or the Fixed Component may be zero under certain circumstances.

Equity Component — the Equity Component will be managed by the Sub-Adviser to the Fund, subject to oversight by the Adviser. The Sub-Adviser will employ an Enhanced Index Strategy. That strategy means that the Sub-Adviser invests at least 80% of the Equity Component's net assets in stocks included in the Standard and Poor's 500 Index (S&P 500), although the weightings of the stocks will vary somewhat from their respective weightings in the S&P 500, as described below. The Equity Component may also include up to 20% of S&P 500 futures contracts. The S&P 500 is a stock market index comprised of common stocks of 500 of the largest publicly traded companies in the U.S. selected by Standard and Poor's Corporation (S&P).

The Sub-Adviser manages the Equity Component by overweighting those stocks that it believes will outperform the S&P 500 and underweighting (or avoiding altogether) those stocks that it believes will underperform the S&P 500. Stocks that the Sub-Adviser believes are likely to match the performance of the S&P 500 are invested in proportion to their representation in the Index. To determine which stocks to weight more or less heavily, the Sub-Adviser uses internally developed quantitative computer models to evaluate various criteria, such as the financial strength of each company and its potential for strong, sustained earnings growth. At any one time, the Equity Component must hold 400 stocks and generally holds between 400 and 450 stocks included in the S&P 500. Although the Equity Component will not hold all of the stocks in the S&P 500, the Sub-Adviser expects that there will be a close correlation between the performance of the Equity Component and that of the S&P 500 in both rising and falling markets.

The Fund may use futures for hedging purposes. Futures contracts provide for the future sale by one party and purchase by another party of a specified amount of a financial instrument or a specific stock market index for a specified price on a designated date. During the

Guarantee Period, the Fund may only invest in futures contracts on the S&P 500 and U.S. Treasury securities.

Fixed Component — the Sub-Adviser looks to select investments for the Fixed Component with financial characteristics that will, at any point in time, closely resemble those of a portfolio of zero coupon bonds which mature within three months of the Guarantee Maturity Date. The Fixed Component will consist primarily of securities issued or guaranteed by the U.S. Government and its agencies or instrumentalities of a short- to intermediate-duration. Duration refers to the sensitivity of fixed income securities to interest rate changes. Generally, fixed income securities with shorter durations are less sensitive to changes in interest rates. These securities include STRIPS (Separate Trading of Registered Interest and Principal of Securities). STRIPS are created by the Federal Reserve Bank by separating the interest and principal components of an outstanding U.S. Treasury or agency bond and selling them as individual securities. The Fixed Component may also include corporate bonds rated AA– or higher by S&P and/or Aa3 or higher by Moody's Investors Service, Inc., futures on U.S. Treasury securities and money market instruments.

Turnover. The model may require the Fund to have a portfolio turnover rate in excess of 200%. Portfolio turnover refers to the frequency of portfolio transactions and the percentage of portfolio assets being bought and sold during the year.

Transition Period. After July 15, 2008 (Guarantee Maturity Date), the Fund will, in the ordinary course of its investment activities, sell any fixed-income securities remaining in its portfolio and purchase stocks included in the S&P 500 and S&P 500 futures contracts as soon as reasonably practicable, in order to conform its holdings to the Fund's Index Plus LargeCap Period investment objective as described later in the Prospectus.

PRINCIPAL GUARANTEE PERIOD RISKS



You could lose money on an investment in the Fund. All mutual funds have varying degrees of risk, depending on the securities they invest in. Please read this prospectus carefully to be sure you understand the principal risks and strategies associated with the Fund. You should consult the Statement of Additional Information (SAI) for a complete list of the risks and strategies.

The principal risks of an investment in the Fund during the Guarantee Period involve opportunity costs, as well as the risks of investing in stocks and bonds. Opportunity Costs involve the likelihood that a significant portion of Fund assets are allocated to the Fixed Component during periods of low interest rates and/or of declining equity market which reduces the Fund's ability to participate fully in upward equity market movement.

Allocation Risk: If at the inception of, or any time during, the Guarantee Period interest rates are low, the Fund's assets may be largely invested in the Fixed Component in order to decrease the likelihood that a payment would be required under the Payment Undertaking. The effect of low interest rates on the Fund would likely be more pronounced at the inception of the Guarantee Period, as the initial allocation of assets would include more fixed income securities. In addition, if during the Guarantee Period the equity markets experienced a major decline, the Fund's assets may become largely invested in the Fixed Component. In fact, if the value of the Equity Component were to decline by a significant amount, a complete reallocation to the Fixed Component would likely occur. In the event of a reallocation of 100% of the assets to the Fixed Component, the Fund would not reallocate any assets into the Equity Component prior to the Maturity Date. **Use of the Fixed Component reduces the Fund's ability to participate as fully in upward equity market movements, and therefore represents some loss of opportunity, or opportunity cost, compared to a portfolio that is fully invested in equities.**

Asset Allocation May Underperform Static Strategies. The asset allocation process results in transaction costs. Volatile periods in the market may increase these costs. This process can have an adverse effect on the performance of the Fund during periods of increased equity market volatility. In addition, a high portfolio turnover rate, which may also have an adverse effect on the performance of the Fund, may increase the Fund's transaction costs.

Opportunity Costs. There are substantial opportunity costs associated with an investment in the Fund. The Fund may allocate a substantial portion, and under certain circumstances all, of the Fund's assets to the Fixed Component in order to conserve Fund assets to a level equal to or above the present value of the Payment Undertaking.

Initially, if interest rates are low, the allocation to the Fixed Component may be over 70% of the Fund assets. If the market value of the Equity Component rises, the percentage of the Fund's assets allocated to the Equity Component generally will also rise. However, the relative volatility of these two Components as well as the past performance of the Fund will affect these allocations. For example, if the Fund incurs early losses, the Fund may



ING Investments, LLC, an Arizona limited liability company (ING Investments or Adviser), serves as the investment adviser to the Fund. ING Investments has overall responsibility for the management of the Fund. ING Investments provides or oversees all investment advisory and portfolio management services for the Fund, and assists in managing and supervising all aspects of the general day-to-day business activities and operations of the Fund, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services.

Organized in December 1994, ING Investments is registered as an investment adviser. ING Investments is an indirect wholly-owned subsidiary of ING Groep N.V. (NYSE: ING). ING Groep N.V. is a global financial institution active in the field of insurance, banking, and asset management in more than 65 countries, with over 110,000 employees.

As of March 31, 2003, ING Investments managed over $32.5 billion in assets.

ING Investments' principal address is 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258.

For its services, ING Investments is entitled to receive an advisory fee as set forth below. The advisory fee is expressed as an annual rate based on the average daily net assets of the Fund.

Offering Phase and Quiet Period	0.25%
Guarantee Period	0.80%
Index Plus LargeCap Period	0.60%

ING Investments has engaged Aeltus Investment Management, Inc., a Connecticut corporation (Aeltus or Sub-Adviser), to serve as the investment sub-adviser to the Fund's portfolio. Aeltus is responsible for managing the assets of the Fund in accordance with its investment objectives and policies, subject to oversight by ING Investments.

Founded in 1972, Aeltus is registered as an investment adviser. Aeltus is an indirect wholly-owned subsidiary of ING Groep N.V., and is an affiliate of ING Investments. Aeltus has acted as adviser or sub-adviser to mutual funds since 1994 and has managed institutional accounts since 1972.

As of March 31, 2003, Aeltus managed over $38.1 billion in assets.

Its principal office is located at 10 State House Square, Hartford, Connecticut 06103-3602.

For its services, Aeltus is entitled to receive a sub-advisory fee as set forth below. The sub-advisory fee is expressed as an annual rate based on the average daily net assets of the Fund and is paid by the Adviser.

Offering Phase and Quiet Period	0.1125%
Guarantee Period	0.36%
Index Plus LargeCap Period	0.27%

Portfolio Management During the Guarantee Period

Asset Allocation. Mary Ann Fernandez, Senior Vice President, Aeltus, serves as strategist for the Fund and is responsible for overseeing the overall Fund strategy and the allocation of Fund assets between the Equity and Fixed components. Ms. Fernandez joined Aeltus in 1996 as Vice President of product development and is currently serving as a Portfolio Specialist, assisting in the management and marketing of certain equity strategies managed by Aeltus. Previously, Ms. Fernandez was employed as Managing Director in the Real Estate Investment Group of Aetna Inc.

Equity Component. Hugh T. M. Whelan, Portfolio Manager, Aeltus, co-manages the Equity Component. Mr. Whelan has been serving as a quantitative equity analyst since 1999. Previously, Mr. Whelan served as an analyst in Aeltus' fixed income group since 1994.

Douglas E. Coté, Portfolio Manager, Aeltus, co-manages the Equity Component. Mr. Coté has been serving as a quantitative equity analyst since 1996. Previously, Mr. Coté was responsible for developing quantitative applications for Aeltus' equity department.

Fixed Component. John Murphy is a Portfolio Manager for the ING Aeltus mortgage separate accounts and the Fixed Component. In 1986, he joined Aeltus and has served as a quantitative analyst and assistant portfolio manager of fixed income investments. He is a Chartered Financial Analyst.

Securities Act of 1933 File No.: 333-56881
Investment Company Act of 1940 File No.: 811-8817

ING PRINCIPAL PROTECTION FUND
Supplement Dated June 24, 2003
To The Class A, B and C Prospectus
ING Principal Protection Fund VII
Dated April 15, 2003

The following amends the Section entitled "What You Pay to Invest" on page 7 as well as the information regarding advisory, sub-advisory and administrative fees noted on page 17.

ING Investments has agreed to modify the Expense Limitation Agreement to waive the Management Fee, during all or a portion of the Guarantee Period, so that the Fund will have Net Expenses on an annual basis of 0.95% for Class A shares, and 1.70% for Class B and C shares. This action was taken because, in the current interest rate environment, the allocation formula would permit little or no allocation to the Equity Component of the Fund under the fee schedule outlined on page 7. The portion of the Fund's assets allocated to equity securities does not affect the Guaranteed Amount but does impact the extent to which the fund offers the potential to participate in equity markets. The Expense Limitation Agreement may be modified during the Guarantee Period to reinstate some or all of the fees upon approval of the Fund's Board of Trustees.

There is no assurance as to the allocation of Fund assets to the Equity Component. If interest rates on the types of securities included in the Fixed Component continue to decline or the market value of the Equity Component declines, the allocation to the Equity Component may decline from its initial position, or be eliminated altogether, and the Fund would not participate in any increases or decreases in the equity market after that time. The asset allocation does not affect the Payment Undertaking of the Fund, nor does it affect the Guaranteed Amount. However it will determine the allocation of Fund assets invested in the Equity Component and the ability of the Fund to participate in the equity market.

The following amends all references to the following dates in the Prospectus: Offering Period, Quiet Period, Guarantee Period, Guarantee Maturity Date and Index Plus LargeCap Period:

The Offering Period of the Fund will close on June 24, 2003. Therefore, all other related dates have been accelerated as outlined below:

Offering Period	May 1, 2003 to June 24, 2003
Quiet Period	June 25, 2003 to June 29, 2003
Guarantee Period	June 30, 2003 to June 26, 2008
Guarantee Maturity Date	June 26, 2008
Index Plus LargeCap Period Begins	June 27, 2008

EXHIBIT D

Prospectus

September 5, 2003

Classes A, B and C

ING Principal Protection Fund VIII

The Offering Period will run from October 1, 2003 through December 15, 2003. All monies to purchase shares during the Offering Period must be received no later than December 15, 2003.



This prospectus contains important information about investing in the ING Principal Protection Fund VIII. You should read it carefully before you invest, and keep it for future reference. Please note that your investment: is not a bank deposit, is not guaranteed by the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board or any other government agency and is affected by market fluctuations. There is no guarantee that the Fund will achieve its objective. As with all mutual funds, the U.S. Securities and Exchange Commission (SEC) has not approved or disapproved these securities nor has the SEC judged whether the information in this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

ING FUNDS

ING PRINCIPAL PROTECTION FUND VIII

Adviser
ING Investments, LLC

Sub-Adviser
Aeltus Investment Management, Inc.

GUARANTEE PERIOD OBJECTIVE



During the Guarantee Period, the Fund seeks to participate in favorable equity market conditions while preserving at least the principal amount of the Fund as of the inception of the Guarantee Period.

GUARANTEE PERIOD INVESTMENT STRATEGY



Principal Investment Strategies. The Fund will not implement an "investment strategy" in any conventional sense. Rather, the Fund's asset allocation strategy seeks to optimize the exposure of the Fund to the Equity Component while protecting Fund assets. Assets allocated to the Equity Component may be reduced or eliminated in order to conserve assets at a level equal to or above the present value of the Payment Undertaking. The Fund allocates its assets among the following asset classes:

- During the Offering Period, the Fund's assets will be invested in short-term instruments.
- During the Guarantee Period, the Fund's assets will be allocated between the:
  - **Equity Component**, consisting primarily of common stocks included in the Standard and Poor's 500 Composite Stock Price Index (S&P 500), and futures contracts on the S&P 500; and the
  - **Fixed Component**, consisting primarily of short- to intermediate-duration U.S. Government securities.

The Fund's asset allocation strategy is implemented by allocating assets appropriately to the Equity Component and to the Fixed Component to optimize exposure to the Equity Component while controlling the risk that payment under the Payment Undertaking will be required. Consequently, there can be no assurance as to the percentage of assets, if any, allocated to the Equity Component, or to any investment returns generated by the Fund.

Asset Allocation — the Sub-Adviser uses a proprietary computer model to determine on a daily basis the percentage of assets allocated to the Equity Component and to the Fixed Component. The model evaluates a number of factors, including the then current market value of the Fund, the then prevailing level of interest rates, equity market volatility, the Fund's total annual expenses, and the Maturity Date. The model determines the initial allocation between the Equity Component and the Fixed Component on the first day of the Guarantee Period and provides direction for any reallocations on a daily basis thereafter. Generally, as the value of the Equity Component rises, more assets are allocated to the Equity Component; as the value of the Equity Component declines, more assets are allocated to the Fixed Component. The amount directed to the Equity Component is always restricted so that even if it were to experience a 30% decline in value on a given day and before being redirected to the Fixed Component, the remaining assets would still be sufficient to meet the Payment Undertaking. The allocation to the Equity Component or the Fixed Component may be zero under certain circumstances.

Equity Component — the Equity Component will be managed by the Sub-Adviser to the Fund, subject to oversight by the Adviser. The Sub-Adviser will employ an enhanced index strategy. That strategy means that the Sub-Adviser invests at least 80% of the Equity Component's net assets in stocks included in the S&P 500, although the weightings of the stocks will vary somewhat from their respective weightings in the S&P 500, as described below. The S&P 500 is a stock market index comprised of common stocks of 500 of the largest publicly traded companies in the U.S. selected by Standard and Poor's Corporation (S&P).

The Sub-Adviser manages the Equity Component by overweighting those stocks that it believes will outperform the S&P 500 and underweighting (or avoiding altogether) those stocks that it believes will underperform the S&P 500. Stocks that the Sub-Adviser believes are likely to match the performance of the S&P 500 are generally invested in proportion to their representation in the index. To determine which stocks to weight more or less heavily, the Sub-Adviser uses internally developed quantitative computer models to evaluate various criteria, such as the financial strength of each company and its potential for strong, sustained earnings growth. It is expected that at any one time the Equity Component will hold at least 400 stocks and generally will hold between 400 and 450 stocks included in the S&P 500. Although the Equity Component will not hold all of the stocks in the S&P 500, the Sub-Adviser expects that there will be a close correlation between the performance of the Equity Component and that of the S&P 500 in both rising and falling markets.

Under normal market conditions, up to 20% of the Equity Component's net assets may be invested in futures contracts for hedging purposes or to maintain liquidity to meet shareholder redemptions and minimize trading costs. Futures contracts provide for the future sale by one party and purchase by another party of a specified amount of a financial instrument or a specific stock market index for a

specified price on a designated date. During the Guarantee Period, the Fund may only invest in futures contracts on the S&P 500 and futures contracts on U.S. Treasury securities.

Investment Strategy Under Certain Market Conditions — In the event that the Equity Component's market value is $5 Million or less, in order to replicate investment in stocks listed on the S&P 500, the Sub-Adviser may invest the entire amount of the Equity Component's assets in S&P 500 futures, in exchange traded funds (ETFs), or in a combination of S&P 500 futures and ETFs, subject to any limitation on the Fund's investments in such securities. ETFs are passively managed investment companies traded on a securities exchange whose goal is to track or replicate a desired index. The Sub-Adviser will not employ an enhanced index strategy when it invests in S&P 500 futures and ETFs.

Fixed Component — the Sub-Adviser looks to select investments for the Fixed Component with financial characteristics that will, at any point in time, closely resemble those of a portfolio of zero coupon bonds which mature within three months of the Guarantee Maturity Date. The Fixed Component will consist primarily of securities issued or guaranteed by the U.S. Government and its agencies or instrumentalities of a short- to intermediate-duration. Duration refers to the sensitivity of fixed income securities to interest rate changes. Generally, fixed income securities with shorter durations are less sensitive to changes in interest rates. These securities include STRIPS (Separate Trading of Registered Interest and Principal of Securities). STRIPS are created by the Federal Reserve Bank by separating the interest and principal components of an outstanding U.S. Treasury or agency bond and selling them as individual securities. The Fixed Component may also include corporate bonds rated AA– or higher by S&P and/or Aa3 or higher by Moody's Investors Service, Inc., futures on U.S. Treasury securities and money market instruments.

Turnover. The model may require the Fund to have a portfolio turnover rate in excess of 200%. Portfolio turnover refers to the frequency of portfolio transactions and the percentage of portfolio assets being bought and sold during the year.

Transition Period. After December 22, 2008 (Guarantee Maturity Date), the Fund will, in the ordinary course of its investment activities, sell any fixed-income securities remaining in its portfolio and purchase stocks included in the S&P 500 and S&P 500 futures contracts as soon as reasonably practicable, in order to conform its holdings to the Fund's Index Plus LargeCap Period investment objective as described later in the Prospectus.

PRINCIPAL GUARANTEE PERIOD RISKS



You could lose money on an investment in the Fund. All mutual funds have varying degrees of risk, depending on the securities they invest in. Please read this prospectus carefully to be sure you understand the principal risks and strategies associated with the Fund. You should consult the Statement of Additional Information (SAI) for a complete list of the risks and strategies.

The principal risks of an investment in the Fund during the Guarantee Period involve opportunity costs, as well as the risks of investing in stocks and bonds. Opportunity Costs involve the likelihood that a significant portion of Fund assets are allocated to the Fixed Component during periods of low interest rates and/or of declining equity market which reduces the Fund's ability to participate fully in upward equity market movement.

Allocation Risk: If at the inception of, or any time during, the Guarantee Period interest rates are low, the Fund's assets may be largely invested in the Fixed Component in order to decrease the likelihood that a payment would be required under the Payment Undertaking. The effect of low interest rates on the Fund would likely be more pronounced at the inception of the Guarantee Period, as the initial allocation of assets would include more fixed income securities. In addition, if during the Guarantee Period the equity markets experienced a major decline, the Fund's assets may become largely invested in the Fixed Component. In fact, if the value of the Equity Component were to decline by a significant amount, a complete reallocation to the Fixed Component would likely occur. In the event of a reallocation of 100% of the assets to the Fixed Component, the Fund would not reallocate any assets into the Equity Component prior to the Maturity Date. **Use of the Fixed Component reduces the Fund's ability to participate as fully in upward equity market movements, and therefore represents some loss of opportunity, or opportunity cost, compared to a portfolio that is fully invested in equities.**

Opportunity Costs. There are substantial opportunity costs associated with an investment in the Fund. The Fund may allocate a substantial portion, and under certain circumstances all, of the Fund's assets to the Fixed Component in order to conserve Fund assets to a level equal to or above the present value of the Payment Undertaking.

Initially, if interest rates are low, the allocation to the Fixed Component may be over 70% of the Fund assets. If the market value of the Equity Component rises, the

ING Investments, LLC, an Arizona limited liability company (ING Investments or Adviser), serves as the investment adviser to the Fund. ING Investments has overall responsibility for the management of the Fund. ING Investments provides or oversees all investment advisory and portfolio management services for the Fund, and assists in managing and supervising all aspects of the general day-to-day business activities and operations of the Fund, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services.

Organized in December 1994, ING Investments is registered as an investment adviser. ING Investments is an indirect wholly-owned subsidiary of ING Groep N.V. (NYSE: ING). ING Groep N.V. is a global financial institution active in the field of insurance, banking, and asset management in more than 65 countries, with over 110,000 employees.

As of July 31, 2003, ING Investments managed over $34.4 billion in assets.

ING Investments' principal address is 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258.

For its services, ING Investments is entitled to receive an advisory fee as set forth below. The advisory fee is expressed as an annual rate based on the average daily net assets of the Fund.

Offering Phase and Quiet Period	0.25%
Guarantee Period	
— Equity Component	0.80%
— Fixed Component	0.55%
— ETF Strategy	0.55%
Index Plus LargeCap Period	0.60%

ING Investments has engaged Aeltus Investment Management, Inc., a Connecticut corporation (ING Aeltus or Sub-Adviser), to serve as the investment sub-adviser to the Fund's portfolio. ING Aeltus is responsible for managing the assets of the Fund in accordance with its investment objectives and policies, subject to oversight by ING Investments.

Founded in 1972, ING Aeltus is registered as an investment adviser. ING Aeltus is an indirect wholly-owned subsidiary of ING Groep N.V., and is an affiliate of ING Investments. ING Aeltus has acted as adviser or sub-adviser to mutual funds since 1994 and has managed institutional accounts since 1972.

As of July 31, 2003, ING Aeltus managed over $41 billion in assets.

Its principal office is located at 10 State House Square, Hartford, Connecticut 06103-3602.

For its services, ING Aeltus is entitled to receive a sub-advisory fee as set forth below. The sub-advisory fee is expressed as an annual rate based on the average daily net assets of the Fund and is paid by the Adviser.

Offering Phase and Quiet Period	0.1125%
Guarantee Period	
— Equity Component	0.36 %
— Fixed Component	0.2475%
— ETF Strategy	0.2475%
Index Plus LargeCap Period	0.27 %

Portfolio Management During the Guarantee Period

Asset Allocation. Mary Ann Fernandez, Senior Vice President, ING Aeltus, serves as strategist for the Fund and is responsible for overseeing the overall Fund strategy and the allocation of Fund assets between the Equity and Fixed components. Ms. Fernandez joined ING Aeltus in 1996 as Vice President of product development and is currently serving as a Portfolio Specialist, assisting in the management and marketing of certain equity strategies managed by ING Aeltus.

Equity Component. Hugh T. M. Whelan, Portfolio Manager, ING Aeltus, co-manages the Equity Component. Mr. Whelan has been serving as a quantitative equity analyst since 1999. Previously, Mr. Whelan served as an analyst in ING Aeltus' fixed income group since 1994.

Douglas E. Coté, Portfolio Manager, ING Aeltus, co-manages the Equity Component. Mr. Coté has been serving as a quantitative equity analyst since 1996. Previously, Mr. Coté was responsible for developing quantitative applications for ING Aeltus' equity department.

Fixed Component. The Fixed Component is managed by a team of fixed-income specialists led by James B. Kauffmann. Mr. Kauffmann joined ING Groep N.V. in 1996 and has over 17 years of experience. Prior to joining ING Groep N.V. he spent four years at Alfa Investments Inc., where he was senior fixed income portfolio manager. Additionally, he has worked in the capital markets group of a major Wall Street dealer and served as an analyst with a venture capital fund.

Portfolio Management During the Index Plus LargeCap Period

It is anticipated that Messrs. Whelan and Coté will manage the Fund during the Index Plus LargeCap Period.

UNITED STATES DISTRICT COURT

District of MASSACHUSETTS

WALTER PRICE AND HEIDI HEDLUND, TRUSTEES, REVOCABLE LIVING TRUST D/T/D 12/24/00, DERIVATIVELY ON BEHALF OF ING PRINCIPAL PROTECTION FUND

V.

ING DISTRIBUTOR, LLC, ET. ALS.

SUMMONS IN A CIVIL CASE


SEC MAIL
RECEIVED
PROCESSING
NOV 21 2003
WASH. D.C.
188
SECTION

CASE NUMBER: 03-12198 JLT

TO: (Name and address of Defendant)

ING INVESTMENTS, LLC
7337 EAST DOUBLETREE RANCH RD.
SCOTTSDALE, AZ 85258

YOU ARE HEREBY SUMMONED and required to serve upon PLAINTIFF'S ATTORNEY (name and address)

EDWARD F. HABER
SHAPIRO HABER & URMY LLP
75 STATE STREET, BOSTON, MA 02109
(617) 439-3939

an answer to the complaint which is herewith served upon you, within 20 days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint. You must also file your answer with the Clerk of this Court within a reasonable period of time after service.


UNITED STATES DISTRICT
DISTRICT OF MASSACHUSETTS

CLERK

DATE 11-7-03

(By) DEPUTY CLERK

RETURN OF SERVICE

Service of the Summons and complaint was made by me[1]	DATE
NAME OF SERVER *(PRINT)*	TITLE

Check one box below to indicate appropriate method of service

☐ Served personally upon the third-party defendant. Place where served: ______________________

☐ Left copies thereof at the defendant's dwelling house or usual place of abode with a person of suitable age and discretion then residing therein.

Name of person with whom the summons and complaint were left: ______________________

☐ Returned unexecuted: ______________________

☐ Other (specify): ______________________

STATEMENT OF SERVICE FEES

TRAVEL	SERVICES	TOTAL

DECLARATION OF SERVER

I declare under penalty of perjury under the laws of the United States of America that the foregoing information contained in the Return of Service and Statement of Service Fees is true and correct.

Executed on ______________ Date ______________________ *Signature of Server*

______________________ *Address of Server*

(1) As to who may serve a summons see Rule 4 of the Federal Rules of Civil Procedure.

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

Walter Price and Heidi Hedlund, Trustees, Heidi Hedlund and Walter Price Revocable Living Trust D/T/D, 12/24/00, derivatively on behalf of ING Principal Protection Fund, Plaintiffs, VS. ING Funds Distributor, LLC, ING Investments, LLC, and Aeltus Investment Management Inc., Defendants, and ING Principal Protection Fund, Nominal Defendant.	Civil Action No. JURY TRIAL DEMANDED

DERIVATIVE COMPLAINT

Plaintiffs, through their attorneys, allege upon information and belief, except as to the allegations which pertain to the plaintiffs and their counsel, which are alleged upon personal knowledge. Plaintiffs' information and belief are based, *inter alia*, on the investigation made by their attorneys.

INTRODUCTION

This is an action brought by the Plaintiffs against the Defendants, ING Funds Distributor LLC, ING Investments, LLC, and Aeltus Investment Management Inc., derivatively on behalf

duty to the Fund and the Fund's shareholders and for violation of Section 36(b) of the Investment Company Act of 1940 (the "Investment Company Act"), 15 U.S.C. §80a-35(b). The Plaintiffs allege herein that the Defendants have breached their fiduciary duty to the Fund and its shareholders, and violated Section 36(b) of the Investment Company Act, by charging and receiving from the Fund, Rule 12b-1 distribution fees (the "Distribution Fees") and advisory fees which are excessive. Plaintiffs seek recovery for the Fund, from the Defendants, the excessive fees paid by the Fund to the Defendants.

JURISDICTION AND VENUE

1. This Court has jurisdiction over this action pursuant to Section 44 of the Investment Company Act and 28 U.S.C. §§1331,1332,1337 and 1367. The amount in controversy exceeds $75,000, exclusive of interest and costs.

2. This action arises under and is brought pursuant to Section 36(b) of the Investment Company Act and the common law of the Commonwealth of Massachusetts.

3. Venue is proper in this district pursuant to Section 44 of the Investment Company Act and 28 U.S.C. §1391(b), because the Fund is organized pursuant to Massachusetts law and because the Defendants transact business in this district and many of the acts complained of herein occurred in substantial part in this district.

4. In connection with the acts alleged in this Complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce including, but not limited to, the mails and the interstate telephonic voice and data communications.

PARTIES

5. The Plaintiffs Walter Price and Heidi Hedlund are trustees of the Heidi Hedlund and Walter Price Revocable Living Trust D/T/D 12/24/00. They are, in that capacity, hereinafter referred to as the "Plaintiffs." The Plaintiffs purchased 22,528 shares of the Fund on July 5, 2001 and they have held those shares continuously to the present.

6. The Defendant, ING Investments, LLC ("ING Investments"), formerly known as ING Pilgrim Investments, LLC, is a Delaware limited liability company. It is an "investment advisor" to the Fund, as that term is defined in Section 2(a)(20) of the Investment Company Act, and as that term is used in Section 36(b) of the Investment Company Act. ING Investments is an indirect wholly-owned subsidiary of ING Groep N.V. ("ING Group"). It is an "affiliated company" and an "affiliated person" of the Defendants Aeltus Investment Management, Inc., and ING Funds Distributor, LLC., as those terms are defined in Sections 2(a)(2) and 2(a)(3)(C) of the Investment Company Act. It is an affiliated person of those Defendants as that term is used in Section 36(b) of the Investment Company Act.

7. The Defendant Aeltus Investment Management, Inc. ("Aeltus"), is a corporation organized under the laws of the State of Connecticut. It is an "investment advisor" to the Fund, as that term is defined in Section 2(a)(20) of the Investment Company Act, and as that term is used in Section 36(b) of the Investment Company Act. Aeltus is an indirect wholly-owned subsidiary of ING Group. It is a "affiliated company" and an "affiliated person" of the Defendants ING Investments and ING Funds Distributor, LLC., as those terms are defined in Sections 2(a)(2) and 2(a)(3)(C) of the Investment Company Act. It is an affiliated person of those Defendants as that term is used in Section 36(b) of the Investment Company Act.

8. The Defendant, ING Funds Distributor, LLC ("ING Distributor") is a limited liability company. ING Distributor is an indirect wholly-owned subsidiary of ING Group. It is an "affiliated company" and "affiliated person" of the Defendants ING Investments and Aeltus, as those terms are defined in Sections 2(a)(2) and 2(a)(3)(C) of the Investment Company Act. It is an affiliated person of those Defendants as that term is used in Section 36(b) of the Investment Company Act.

9. The Nominal Defendant, ING Principal Protection Fund (the "Fund"), (formerly known as Pilgrim Principal Protection Fund), is part of the ING Equity Trust (the "Trust"), which is an open - end investment management company registered under the Investment Company Act. ING Equity Trust is a Massachusetts business trust with at least 20 separate funds, one of which is the Fund.

Facts Regarding the Fund

10. The Fund is the first of a series of virtually identical registered open-end investment management companies which have been formed by the Defendants and their affiliates. Those other funds are entitled ING Principal Protection Fund II, III, IV, V, VI, VII and VIII. They are collectively referred to herein as the "Other PP Funds." All of the Other PP Funds are part of the ING Equity Trust. ING Principal Protection Fund VIII ("PP Fund VIII") has been recently formed and, as of the filing of this Complaint, it is in its Offering Period, when its shares are being offered to the public.

11. The business and affairs of the ING Equity Trust and of the Fund are purportedly managed under the direction of the ING Equity Trust Board of Trustees. There are eleven trustees who are the members of the Trust's Board of Trustees.

12. Two of those Trustees, Thomas J. McInerney and John G. Turner, are considered by the Trust to be "interested persons" and hence, not independent trustees of the Trust.

13. The other trustees of the Trust are: Paul S. Doherty, J. Michael Earley, R. Barbara Gitenstein, Walter H. May, Jock Patton, David W.C. Putnam, Blaine E. Rieke, Roger B. Vincent and Richard A. Wedemeyer. Those trustees have been designated by the Fund as persons who are not an interested person of the Trust, as defined in the Investment Company Act, and hence, they have been designated by the Fund as independent trustees. Those Trustees are hereinafter, collectively referred to as the "'Independent' Trustees." The use of that term to refer to those trustees is based upon that designation by the Fund, and is not a statement by Plaintiffs that those Trustees have been properly designated as independent trustees, under the Investment Company Act.

14. All of the trustees of the Trust identified in the two preceding paragraphs are sometimes collectively referred to herein as the "Trustees" or the "Board of Trustees."

15. For all purposes under the Investment Company Act and SEC Rule 12b-1 promulgated thereunder, the Board of Trustees of the Trust constitute the "board of directors" of the Trust and the Fund as the term "board of directors" is used in the Investment Company Act and Rule 12b-1.

16. For all purposes under the Investment Company Act and SEC Rule 12b-1 the Trustees are the "directors" of the Trust and the Fund as the term "directors" is used in the Investment Company Act and Rule 12b-1.

17. The Trustees are also the directors or trustees of all of the Other PP Funds.

18. The "Independent" Trustees are the directors or trustees of numerous trusts which are part of the ING mutual fund complex which trusts have a total of 114 portfolios.

SUBSTANTIVE ALLEGATIONS

The Excessive Rule 12b-1 Distribution Fees

19. Shares in the Fund were offered for sale to the public pursuant to a prospectus dated July 3, 2001. Under the terms of the offering investors could purchase shares in the Fund only during the time period from July 5, 2001 through October 3, 2001, which time period was referred to in the prospectus as the "Offering Phase."

20. The period from October 4, 2001 through October 3, 2006, is defined in the prospectus as the "Guarantee Period." During the Guarantee Period, no additional shares of the Fund have been or will be sold either to the general public or to the existing shareholders of the Fund, except for the reinvestment of shares into the Fund of dividends received from the Fund by current shareholders.

21. The prospectus defines the period after October 3, 2006 as the "Index Plus LargeCap Period." During the Index Plus LargeCap Period, shares of the Fund will be offered, on a continuing basis, only to existing shareholders of the Fund.

22. SEC Rule 12b-1 permits, subject to specified requirements, the establishment by a registered open-end management investment company of a Rule 12b-1 plan and the entering into by a registered open-end management company, a Rule 12b-1 agreement, which plan and agreement provide for the payment by the registered open-end management investment company for activities which are primarily intended to result in the sale of shares issued by

such company, including, but not necessarily limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature.

23. SEC Rule 12b-1 requires that:

a. any Rule 12b-1 plan providing for distribution payments to be made by a registered open-end management investment company, must be terminable at any time by a vote of a majority of the disinterested directors of the investment company;

b. any agreement to implement a Rule 12b-1 plan providing for distribution payments to be made by a registered open-end management investment company, must be terminable on 60 days notice by a vote of a majority of the disinterested directors of the investment company;

c. any Rule 12b-1 plan or agreement to implement such a plan, which provides that it shall continue in effect for more than one year, must provide that such continuance be specifically approved, at least annually, by a majority of the board of directors and majority of the disinterested directors;

d. directors of an investment company may not approve the implementation or the continuation of a Rule 12b-1 plan, unless they conclude, in the exercise of reasonable business judgment and in light of their fiduciary duties under state law and under Sections 36(a) and (b) of the Investment Company Act, that there is a reasonable likelihood that the plan will benefit the investment company and its shareholders.

24. In light of the lack of any public sales or distribution of shares of the Fund during the Guarantee Period, the costs incurred by the Defendant ING Distributor or any other affiliated company of the Defendants during the Guarantee Period, for any activity which was or will be primarily intended to result in the sale of shares issued by the Fund during the Guarantee Period, including, but not limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature, have been and will continue to be *de minimus*.

25. Prior to the beginning of the Offering Phase, the Fund enacted a plan (the "Plan") purportedly pursuant to Securities and Exchange Commission ("SEC") Rule 12b-1, pursuant to which the Fund would pay the Defendant ING Distributor an annual distribution fee (paid monthly) equal to 1% of the net asset value of the Fund.

26. Since the Plan was enacted prior to the sale of shares of the Fund to the public, the Plan was not approved by a vote of a majority of the owners of a majority of the outstanding shares of the Fund. *See* Rule 12b-1(b)(1).

27. The Plan was approved by a unanimous vote of the Board of Trustees of the Fund and by a unanimous vote of the "Disinterested" Trustees.

28. Prior to the beginning of the Offering Phase, the Fund also entered into an agreement with the Defendant ING Distributor (the "Agreement"), pursuant to the Plan and purportedly pursuant to Rule 12b-1, pursuant to which the Fund would pay the Defendant ING Distributor an annual distribution fee (paid monthly) equal to 1% of the net asset value of the Fund.

29. The Agreement was approved by a unanimous vote of the Board of Trustees of the Fund and by a unanimous vote of the "Disinterested" Trustees of the Fund.

30. The Plan and Agreement both provide (as required by Rule 12b-1(b)(3)(i)) that they may continue for more than one year only if they are specifically approved by a vote of the Board of Trustees and by a vote of the "Independent" Trustees, at least annually.

31. On information and belief, the Trustees and the "Independent" Trustees, specifically voted unanimously to continue the Plan and the Agreement, on at least two annual occasions, since their original approval of the Plan and the Agreement.

32. On information and belief, the Trustees, at least quarterly since October 2001, have received and reviewed a written report of the amount paid by the Fund to the Defendant ING Distributor and the purposes for which such expenditures were made. The Trustees did not vote to discontinue or terminate the Plan or the Agreement after any of those reviews.

33. Since October 4, 2001, the beginning of the Guarantee Period, to the present, the Fund has been charged by, and has paid to, the Defendant ING Distributor, pursuant to the Plan and the Agreement, a Distribution Fee (paid monthly) equal to 1% of the net asset value of the Fund per year. During its fiscal year ended May 31, 2002, the Fund paid the Defendant ING Distributor approximately $3,300,000 in Distribution Fees. During its fiscal year ended May 31, 2003, the Fund paid the Defendant ING Distributor approximately $4,500,000 in Distribution Fees. Plaintiffs estimate that the Fund, since May 31, 2003, continued to pay the Defendant ING Distributor approximately the same periodic amounts for distribution fees as it did during its fiscal year ended May 31, 2003. Accordingly, the Plaintiffs estimate that the Fund has paid the Defendant ING Distributor approximately $4,500,000 in Distribution Fees during the one-year period prior to the filing of this Complaint and approximately $9,000,000 in Distribution Fees since the beginning of the Guarantee Period.

34. The Distribution Fees paid by the Fund to the Defendant ING Distributor were excessive, because those payments materially exceeded the expenses incurred by the Defendant ING Distributor during that time period, which expenses were incurred primarily to result in the sale of shares issued by the Fund, including, but not limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature. In fact, as explained above, those expenses of Defendant ING Distributor since the beginning of the Guarantee Period were *de minimus.*

35. Plaintiffs estimate that the Fund, after the filing of this Complaint, will continue to pay the Defendant ING Distributors approximately the same periodic amounts for Distribution Fees as it did during its fiscal year ended May 31, 2003. Accordingly, the Plaintiffs estimate that the Fund will pay the Defendant ING Distributor, each month after the filing of this Complaint, approximately $375,000 in Distribution Fees.

36. The Distribution Fees that will be paid by the Fund to the Defendant ING Distributor after the filing of this Complaint and during the Guarantee Period will be excessive, because those payments will materially exceed the expenses that will be incurred by the Defendant ING Distributor after the filing of the Complaint and during the Guarantee Period, which expenses will be incurred primarily to result in the sale of shares issued by the Fund, including, but not limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature. In fact, as explained above, those expenses of Defendant ING Distributor after the filing of this Complaint and during the Guarantee Period, will be *de*

minimus.

37. In light of the fact that no sales of Fund shares have been, or will be, made to the public during the Guarantee Period, the continuation of the Fund's Plan and the Fund's Agreement with the Defendant ING Distributor, during the Guarantee Period was (and continues to be) without any reasonable basis because there was (and continues to be) not only no reasonable likelihood, there was (and continues to be) in fact no likelihood, that the continuation of the Plan and the Agreement during that time period would benefit the Fund and its shareholders.

38. In light of the fact that no sales of Fund shares have been, or will be, made to the public during the Guarantee Period, the payment by the Fund of the above referenced distribution fees during the Guarantee Period was (and continues to be) without any reasonable basis because there was (and continues to be) not only no reasonable likelihood, there was (and continues to be) in fact no likelihood, that the payment by the Fund of the above referenced distribution fees to the Defendant ING Distributors during that time period would benefit the Fund and its shareholders.

39. The Trustees of the Fund have a fiduciary duty to the Fund and its shareholders.

40. By approving the Plan and the Agreement, and by approving of the continuation of the Plan and the Agreement during the Guarantee Period, in light of the fact that there was no reasonable likelihood that payment by the Fund of the distribution fees set forth in the Plan and the Agreement would benefit the Fund and its shareholders, the Trustees breached their fiduciary duty to the Fund and its shareholders and breached their obligations under SEC Rule 12b-1(e).

41. As an affiliated company of the Defendants ING Investments and Aeltus, Defendant ING Distributor has a fiduciary duty to the Fund and its shareholders. Furthermore, as an affiliated company of the Defendants ING Investments and Aeltus, ING Distributor is liable under Sec. 36(b) of the Investment Company Act to the Fund for excessive compensation or payments paid to it by the Fund.

42. By collecting excessive distribution fees from the Fund during the Guarantee Period, ING Distributor breached its fiduciary duty to the Fund and its shareholders and is liable for those excessive distribution fees paid to it by the Fund pursuant to Sec. 36(b) of the Investment Company Act and the common law.

43. By continuing to collect excessive distribution fees from the Fund after the filing of this Complaint, ING Distributor continues to breach its fiduciary duty to the Fund and its shareholders and to violate Sec. 36(b) of the Investment Company Act.

The Excessive Management and Advisory Fees

44. Sec. 15(a) of the Investment Company Act provides that any contract to serve as an investment advisor of a registered investment company must:

a. specifically precisely all compensation to be paid thereunder;

b. provide that it is terminable, without cause and without penalty, on no more than sixty days notice, by the investment company's board of directors;

c. provide that it may continue in effect for more than two years only if its continuance is specifically approved annually by a vote of the board of directors of the investment company.

45. The Fund has advisory and sub-advisory contracts with the Defendants ING Investments and Aeltus which contain the provisions described in the preceding paragraph (the "Investment Advisory Contracts").

46. On information and belief, the Investment Advisory Contracts were approved by a unanimous vote of the Trustees.

47. On information and belief, the continuation of the Investment Advisory Contracts was approved by the unanimous vote of the Trustees some time prior to July 5, 2003.

48. The Defendant ING Investments, as the investment advisor for the Fund, has overall and ultimate responsibility for the management of the Fund's investments, pursuant to the investment criteria set forth in the Prospectus and the governing Fund documents. The Defendant Aeltus, as the investment sub-advisor for the Fund, has the operating responsibility for the management of the Fund investments, pursuant to the investment criteria set forth in the Prospectus and the governing Fund documents. The Prospectus for the Fund describes, at pages 2, 3 and 15, investment criteria for the Fund, during the Guarantee Period, and the responsibilities of the Defendants ING Investments and Aeltus as the Fund's investment advisor and sub-advisor, respectively. Page 15 also sets forth the advisory and sub-advisory fees to be paid by the Fund to the Defendants, ING Investments and Aeltus. A copy of those pages of the Prospectus for the Fund are attached hereto as Exhibit A, and are incorporated herein by reference.

49. As reflected in Exhibit A, the assets of the Fund are allocated, based upon criteria described therein, into two components, the Equity Component and the Fixed Component.

50. Since the commencement of the Guarantee Period, the Defendant ING Investments has been paid an advisory fee by the Fund of .80% of the Net Asset Value of the Fund, each year, in payment for the advisory services described above and in Exhibit A. That .80% advisory fee is paid on all of the Net Asset Value of the Fund, without regard to whether those assets are invested in the Equity Component or the Fixed Component.

51. Since the commencement of the Guarantee Period, the Defendant Aeltus has been paid a sub-advisory fee of .40% of the Net Asset Value of the Fund, each year, in payment for the sub-advisory services described above and in Exhibit A. Aeltus' sub-advisory fee has been paid by ING Investments, out of the advisory fee paid to ING Investments by the Fund. That .40% sub-advisory fee is paid on all of the Net Asset Value of the Fund, without regard to whether those assets are invested in the Equity Component or the Fixed Component.

52. A supplement dated July 22, 2003, was issued to the July 3, 2001, Prospectus for the Fund (the "Supplement"). A copy of the Supplement is attached hereto as Exhibit B and incorporated herein by reference. The Supplement provides that under specified circumstances, the Equity Component of the Fund's investments could be invested in exchange traded funds ("ETFs"), which are passively managed investment companies traded on a securities exchange whose goal is to track or replicate a desired index. The Supplement did not disclose any change in any investment advisory fees paid by the Fund to the Defendants, ING Investments and Aeltus. Accordingly, the Fund will pay the Defendant, ING Investments, .80% of the net asset value of the Fund assets invested in the ETFs and Aeltus will be paid a sub-advisory fee of .40% of the net asset value of the Fund assets invested in the ETFs.

53. The Fund and the Other PP Funds have numerous common characteristics, and no material differences, in the way they are organized, marketed and in the way their assets are managed and invested. Some of those common characteristics are:

a. They are all part of the ING Equity Trust, which is an open-end investment management company registered under the Investment Company Act. The ING Equity Trust is a Massachusetts business trust with at least 20 separate funds, one of which is the Fund and seven of which are the Other PP Funds.

b. Their shares were sold to the public only during limited time periods, called the Offering Phase or Offering Period. Thereafter there is a Guarantee Period of five years. During the Guarantee Period no shares will be sold to either the public or current shareholders, except for the reinvestment of dividends by current shareholders. Thereafter there will be an Index Plus LargeCap Period, during which shares will be offered, on a continuing basis, only to existing shareholders.

c. The investment criteria and asset allocation during each of the defined time periods – the Offering Phase, the Guarantee Period and the Index Plus LargeCap Period – are identical or virtually identical.

d. The Defendant ING Investments is the investment advisor for all of the Other PP Funds and its duties and responsibilities as investment advisor is identical for the Fund and for all of the Other PP Funds.

e. The Defendant Aeltus is the investment sub-advisor for all of the Other PP Funds and its duties and responsibilities as investment sub-advisor is identical for the Fund and for all of the Other PP Funds.

f. The same individual, Mary Ann Fernandez, Senior Vice President of Aeltus, serves as strategist for the Fund and all of the Other PP Funds. Furthermore, Ms. Fernandez is responsible for overseeing the overall strategy of the Fund and all of the Other PP Funds and the allocation of Fund Assets and the assets of the Other PP Funds, between the Equity and Fixed Components.

g. The same individual, Hugh T. M. Whelan, Portfolio Manager at Aeltus, co-manages the Equity Component of the investments of the Fund and the Equity Component of the investments of all of the Other PP Funds.

h. The same individual, Douglas E. Cote, Portfolio Manager at Aeltus, co-manages the Equity Component of the investments of the Fund and the Equity Component of the investments of all of the Other PP Funds.

i. The same individual, John Murphy, Portfolio Manager at Aeltus, manages the Fixed Component investment of the Fund and all of the Other PP Funds.

54. The Prospectus for the Principal Protection Fund VII ("PP Fund VII") describes, at pages 2, 3, and 17, investment criteria for the PP Fund VII, during the Guarantee Period, and the responsibilities of the Defendants ING Investments and Aeltus as PP Fund VII's investment advisor and sub-advisor, respectively. Page 17 also sets forth the advisory and sub-advisory fees to be paid by Fund VII to the Defendants, ING Investments and Aeltus. A Supplement, dated June 24, 2003, to the PP Fund VII Prospectus (the "PP Fund VII Supplement"), discloses the waiver, by ING Investments, of the entire .80% management fee described on page 17 of the PP Fund VII Prospectus. Pages 2, 3 and 17 of the PP Fund VII and the PP Fund VII Supplement are attached hereto as Exhibit C and are incorporated herein by

reference.

55. As reflected in Exhibit C, the Defendant ING Investments is currently being paid no annual investment advisory fee on the net asset value of the PP Fund VII. This is .80% less than the investment advisory fee which ING Investments charges the Fund.

56. As reflected in Exhibit C, before the waiver of the advisory fee described in the PP Fund VII Supplement, Aeltus was to receive an annual sub-advisory fee during the Guarantee Period of .36% of the net asset value of the PP Fund VII.

57. As reflected in Exhibits A, B and C, the duties and responsibilities of the Defendant ING Investments, as investment advisor for the Fund and for PP Fund VII (which have virtually identical investment criteria and parameters) are identical. Nevertheless, the Defendant ING Investments has charged, and continues to charge, the Fund more of the net asset value of the Fund's investments in the Fixed and ETS Components than it will be paid by PP Fund VII for identical investment advisory services.

58. The Prospectus for the PP Fund VIII describes, at pages 2, 3 and 17, investment criteria for the PP Fund VIII, during the Guarantee Period, and the responsibilities of the Defendants ING Investments and Aeltus as PP Fund VIII's investment advisor and sub-advisor, respectively. Page 17 also sets forth the advisory and sub-advisory fees to be paid by the PP Fund VIII, the Defendants, ING Investments and Aeltus. A copy of those pages of the Prospectus for the PP Fund VIII are attached hereto as Exhibit D, and are incorporated herein by reference.

59. As reflected in Exhibit D, the Defendant ING Investments will be paid an annual investment advisory fee of .80% of net asset value of the PP Fund VIII investment in the Equity Component of the asset allocation but ING Investments will only be paid an annual investment advisory fee of .55% of the net asset value of the PP Fund VIII investments in the Fixed Component and ETS Component of the asset allocation. This is .25% of the Net Asset Value of the investments in the Fixed Component and the ETS Component less than the .80% investment advisory fee which ING Investments charges the Fund for its investments in its Fixed and ETS Components.

60. As reflected in Exhibits A, B and D, the duties and responsibilities of the Defendant ING Investments, as investment advisor for the Fund and for PP Fund VIII (which have virtually identical investment criteria and parameters) are identical. Nevertheless, the Defendant ING Investments has charged, and continues to charge, the Fund .25% more of the net asset value of the Fund's investments in the Fixed and ETS Components than it will be paid by PP Fund VIII for identical investment advisory services.

61. Those facts demonstrate that the investment advisory fees received by Defendant ING Investments from the Fund, and to be received after the filing of this Complaint, are excessive.

62. As the investment advisor to the Fund, the Defendant ING Investments has a fiduciary duty to the Fund and its shareholders.

63. By collecting excessive investment advisory fees from the Fund, Defendant ING Investments breached its fiduciary duty to the Fund and its shareholders and violated Sec. 36(b) of the Investment Company Act.

64. By continuing to collect excessive investment management fees from the Fund after the filing of this Complaint, Defendant ING Investments continues to breach its fiduciary duty to the Fund and its shareholders and violate Sec. 36(b) of the Investment Company Act.

65. As reflected in Exhibit C, the Defendant Aeltus will be paid an annual investment sub-advisory fee of .36% of the net asset value of the investments of PP Fund VII during the Guarantee Period, if the waiver of the investment advisory fees described in the PP Fund VII Supplement is reversed. This would be .04% less than the investment sub-advisory fee which Aeltus receives as investment sub-advisor for the Fund.

66. As reflected in Exhibit D, the Defendant Aeltus will be paid an annual investment sub-advisory fee of .36% of the net asset value of the investments of PP Fund VIII in the Equity Component and .2475% of the net asset value of investments of the PP Fund VIII in the Fixed Component. This is .04% less than the investment sub-advisory fee which Aeltus receives as investment sub-advisor for the Fund for Equity Component investments and .1525% less than the investment sub-advisory fee which Aeltus receives as investment sub-advisor of the Fund for the Fund's Fixed Component investments.

67. As reflected in Exhibits A, B, C and D, the duties and responsibilities of the Defendant Aeltus, as investment sub-advisor for the Fund and for PP Fund VII and VIII (all of which have virtually identical investment criteria and parameters) are identical. Nevertheless, the Defendant Aeltus has received, and continues to receive, more from the Fund than it will be paid for identical investment sub-advisory services to PP Fund VII and VIII.

68. Those facts demonstrate that the investment sub-advisory fees received by Defendant Aeltus, and to be received after the filing of this Complaint, are excessive.

69. As the investment sub-advisor to the Fund, the Defendant Aeltus has a fiduciary duty to the Fund and its shareholders.

70. By collecting excessive investment sub-advisory fees, Defendant Aeltus breached its fiduciary duty to the Fund and its shareholders and violated Sec. 36(b) of the Investment Company Act.

71. By continuing to collect excessive investment advisory fees after the filing of this Complaint, Defendant Aeltus continues to breach its fiduciary duty to the Fund and its shareholders and violate Sec. 36(b) of the Investment Company Act.

DERIVATIVE ALLEGATIONS

72. This action is brought by the Plaintiffs derivatively, on behalf of the Fund, to recover excessive Rule 12b-1 Distribution Fees paid by the Fund to the Defendant ING Distributor.

73. This action is also brought by the Plaintiffs, derivatively, on behalf of the Fund to recover excessive management or advisory fees paid by the Fund to the Defendants, ING Investments and Aeltus.

74. In each instance, the charging of, and receiving of, excessive fees by the Defendants, from the Fund, constituted a breach by the Defendants of their fiduciary duty to the Fund and violated Sec. 36(b) of the Investment Company Act.

75. This action is brought by the Plaintiffs, derivatively, on behalf of the Fund, pursuant to Rule 36(b) of the Investment Company Act. Accordingly, the Plaintiffs were not required to, and have not, made demand upon the Trustees of the Fund to bring this action on behalf of the Fund. *See, Daily Income, Inc. v. Fox,* 464 U.S. 523, 104 S.Ct. 831 (1984).

76. Even if it had been required for demand to be made upon the Trustees to cause the Fund to bring this action against the Defendants, the making of such demand in this case would have been futile and, hence, is excused.

77. Demand upon the Trustees would have been futile because the claims asserted herein are based upon the excessiveness of fees charged to the Fund by the Defendant pursuant to the Plan, the Agreement and the Advisory Fee Contracts which the Trustees have specifically voted to approve and voted to continue.

78. Under these circumstances, each of the Trustees is deemed "interested" in the transactions and conduct at issue, because each of the Trustees ". . . is a party to the transactions and conduct." 1. ALI Principal of Corporate Government: Analysis and Recommendations Section 1.23(a)(1) (1994) as cited in *Harhen v. Brown*, 431 Mass. 838, 843 (2000).

79. There being no disinterested trustees with respect to this matter, demand on the Trustees would be futile.

80. That demand would be futile under these circumstances is reinforced by the following conclusion in *Daily Income Fund, Inc.*, 464 U.S. at 546 (Stevens, J., concurring):

> . . . a demand requirement would serve no meaningful purpose . . . the contract against the Fund and its investment advisor had been expressly approved by the independent directors of the Fund. Since the disinterested directors are required to review and approve all advisory fees and contracts under Sec. 15 of the Act. . . a demand would be a futile gesture after directors have already passed on the contract.

COUNT I

Against the Defendant ING Distributor for Breach of Fiduciary Duty and For Violation of Sec. 36(b) of the Investment Company Act

81. The Plaintiffs repeat and reallege all of the preceding paragraphs in this Complaint.

82. The Defendant ING Distributor is liable to the Fund for breach of its fiduciary duty to the Fund and its shareholders and for violation of Sec. 36(b) of the Investment Company Act.

83. The Fund has been damaged by the Defendant ING Distributor's breach of its fiduciary duty to the Fund and its shareholders and by its violation of Sec. 36(b) of the Investment Company Act, by the amount which the Defendant ING Distributor received from the Fund as distribution fees during the Guarantee Period.

COUNT II

Against the Defendants ING Investments and Aeltus for Breach of Fiduciary Duty and For Violation of Sec. 36(b) of the Investment Company Act

84. The Plaintiffs repeat and reallege all of the preceding paragraphs in this Complaint.

85. The Defendant ING Investments and Aeltus are liable to the Fund for breach of their fiduciary duties to the Fund and its shareholders and for violation of Sec. 36(b) of the Investment Company Act.

86. The Fund has been damaged by the breach by Defendants ING Investments and Aeltus of their fiduciary duties to the Fund and its shareholders and by their violations of Sec. 36(b) of the Investment Company Act, by the excessive amounts which the Defendants ING Investments and Aeltus received and will receive as investment advisory and investment sub-advisory fees.

WHEREFORE: Plaintiffs pray this Honorable Court to:

A. Find the Defendants liable for breach of their fiduciary duties to the Fund and its shareholders and for violation of Sec. 36(b) of the Investment Company Act;

B. Declare that the distribution, advisory and sub-advisory fees that have been and continue to be charged by the Defendants are excessive;

C. Issue a permanent injunction, enjoining the Defendants from continuing to charge the distribution, advisory and sub-advisory fees which this Court finds to be excessive;

D. Determine and award to the Fund the amount of excessive distribution, advisory and sub-advisory fees that the Defendants have received from the Fund;

E. Award the Plaintiffs their reasonable attorneys fees and costs; and

F. Any other further relief which this Court finds just and proper.

Dated: November 7, 2003

Submitted by the attorneys for the Plaintiffs,



Edward F. Haber BBO No. 215620
Christine E. Morin BBO No. 600237
Shapiro Haber & Urmy LLP
75 State Street
Boston, MA 02109
(617) 439-3939

OF COUNSEL:

Richard J. Vita BBO No. 510260
77 Franklin Street, 3rd Fl.
Boston, MA 02110

DECLARATION

Now comes Walter Price, Trustee, Revokable Living Trust D/T/D, 12/24/00, and he hereby deposes and says:

1. I am a Plaintiff in the action entitled *Walter Price and Heidi Hedlund, Trustees, Revokable Living Trust D/T/D, 12/24/00, derivatively on behalf of ING Principal Protection Fund v. ING Funds Distributor, LLC, ING Investments, LLC, and Aeltus Investment Management, Inc., defendants, and ING Principal Protection Fund, nominal defendant.*

2. I have reviewed the Derivative Complaint in the action. The allegations in paragraph five of the Complaint are true and accurate to the best of my knowledge and belief.

Signed and sworn to this 27 day of October, 2003, under the pains and penalties of perjury.



Walter Price, Trustee

EXHIBIT A

Prospectus

July 3, 2001

Classes A, B and C

Pilgrim Principal Protection Fund

The Offering Phase will run from July 5, 2001 through October 3, 2001. All monies to purchase shares during the Offering Phase must be received no later than October 3, 2001.



This prospectus contains important information about investing in the Pilgrim Principal Protection Fund. You should read it carefully before you invest, and keep it for future reference. Please note that your investment: is not a bank deposit, is not guaranteed by the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board or any other government agency and is affected by market fluctuations. There is no guarantee that the Fund will achieve its objective. As with all mutual funds, the U.S. Securities and Exchange Commission (SEC) has not approved or disapproved these securities nor has the SEC judged whether the information in this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.


ING PILGRIM

Adviser
ING Pilgrim Investments, LLC

Sub-Adviser
Aeltus Investment Management, Inc.

Guarantee Period Objective



During the Guarantee Period, the Fund seeks to participate in favorable equity market conditions while preserving at least the principal amount of the Fund as of the inception of the Guarantee Period.

Guarantee Period Investment Strategy



Under normal market conditions, during the Guarantee Period the Fund's assets are allocated between an:

- **Equity Component,** consisting primarily of common stocks, and a
- **Fixed Component,** consisting primarily of U.S. Government securities.

Equity Component — the Equity Component will be managed by the Sub-Adviser to the Fund, subject to oversight by the Adviser. The Sub-Adviser will employ an Enhanced Index Strategy. That strategy means that the Sub-Adviser invests at least 80% of the Equity Component's net assets in stocks included in the Standard and Poor's 500 Index (S&P 500), although the weightings of the stocks will vary somewhat from their respective weightings in the S&P 500, as described below. The Equity Component may also include up to 20% of S&P 500 futures contracts. The S&P 500 is a stock market index comprised of common stocks of 500 of the largest publicly traded companies in the U.S. selected by Standard and Poor's Corporation (S&P).

The Sub-Adviser manages the Equity Component by overweighting those stocks that it believes will outperform the S&P 500 and underweighting (or avoiding altogether) those stocks that it believes will underperform the S&P 500. Stocks that the Sub-Adviser believes are likely to match the performance of the S&P 500 are invested in proportion to their representation in the Index. To determine which stocks to weight more or less heavily, the Sub-Adviser uses internally developed quantitative computer models to evaluate various criteria, such as the financial strength of each company and its potential for strong, sustained earnings growth. At any one time, the Equity Component must hold 400 stocks and generally holds between 400 and 450 stocks included in the S&P 500. Although the Equity Component will not hold all of the stocks in the S&P 500, the Sub-Adviser expects that there will be a close correlation between the performance of the Equity Component and that of the S&P 500 in both rising and falling markets.

The Fund may use futures for hedging purposes. Futures contracts provide for the future sale by one party and purchase by another party of a specified amount of a financial instrument or a specific stock market index for a specified price on a designated date. During the Guarantee Period, the Fund may only invest in futures contracts on the S&P 500 and U.S. Treasury securities.

Fixed Component — the Sub-Adviser looks to select investments for the Fixed Component with financial characteristics that will, at any point in time, closely resemble those of a portfolio of zero coupon bonds which mature within one month of the Guarantee Maturity Date. The Fixed Component will consist primarily of securities issued or guaranteed by the U.S. Government and its agencies or instrumentalities of a short- to intermediate-duration. Duration refers to the sensitivity of fixed income securities to interest rate changes. Generally, fixed income securities with shorter durations are less sensitive to changes in interest rates. These securities include STRIPS (Separate Trading of Registered Interest and Principal of Securities). STRIPS are created by the Federal Reserve Bank by separating the interest and principal components of an outstanding U.S. Treasury or agency bond and selling them as individual securities. The Fixed Component may also include corporate bonds rated AA– or higher by S&P and/or Aa3 or higher by Moody's Investors Service, Inc., futures on U.S. Treasury securities and money market instruments.

Asset Allocation — the Sub-Adviser uses a proprietary computer model to determine, on an ongoing basis, the percentage of assets allocated to the Equity Component and to the Fixed Component. The model evaluates a number of factors, including, but not limited to:

- the market value of the Fund's assets as compared to the aggregate guaranteed amount;
- the prevailing level of interest rates;
- equity market volatility; and
- the length of time remaining until the Guarantee Maturity Date.

The model will determine the initial allocation between the Equity Component and the Fixed Component on the first day of the Guarantee Period and will evaluate the allocations on a daily basis thereafter. Generally, as the market value of the Equity Component rises, more assets are allocated to the Equity Component, and as the market value of the Equity Component declines, more assets are allocated to the Fixed Component.

The model may require the Fund to have a portfolio turnover rate in excess of 200%. Portfolio turnover refers to the frequency of portfolio transactions and the percentage of portfolio assets being bought and sold during the year.

Transition Period. After the Guarantee Maturity Date, the Fund will, in the ordinary course of its investment activities, sell any fixed-income securities remaining in its portfolio and purchase stocks included in the S&P 500 and S&P 500 futures contracts as soon as reasonably practicable, in order to conform its holdings to the Fund's Index Plus LargeCap Period investment objective as described later in the Prospectus.

GUARANTEE PERIOD RISKS



The principal risks of an investment in the Fund during the Guarantee Period are those generally attributable to stock and bond investing. The success of the Fund's strategy depends on the Sub-Adviser's ability to allocate assets between the Equity Component and the Fixed Component and in selecting investments within each component. **Because the Fund invests in both stocks and bonds, the Fund may underperform stock funds when stocks are in favor and underperform bond funds when bonds are in favor.**

The risks associated with investing in **stocks** include sudden and unpredictable drops in the value of the market as a whole and periods of lackluster or negative performance. The performance of the Equity Component also depends significantly on the Sub-Adviser's skill in determining which securities to overweight, underweight or avoid altogether.

The principal risk associated with investing in **bonds** is that interest rates may rise, which generally causes bond prices to fall. The market value of a zero coupon bond portfolio (which may include STRIPS) generally is more volatile than the market value of a portfolio of fixed income securities with similar maturities that pay interest periodically. With corporate bonds, there is a risk that the issuer will default on the payment of principal or interest.

If interest rates are low (particularly at the inception of the Guarantee Period), Fund assets may be largely invested in the Fixed Component in order to increase the likelihood of preserving the value of the Fund as measured at the inception of the Guarantee Period. In addition, if during the Guarantee Period the equity markets experience a major decline, the Fund's assets may become largely or entirely invested in the Fixed Component. In fact, if the value of the Equity Component were to decline by 30% in a single day, a complete and irreversible reallocation to the Fixed Component may occur. In this circumstance, the Fund would not participate in any subsequent recovery in the equity markets. Use of **the Fixed Component reduces the Fund's ability to participate as fully in upward equity market movements, and therefore represents some loss of opportunity, or opportunity cost, compared to a portfolio that is more heavily invested in equities. In addition, the terms of a Financial Guaranty Agreement executed in connection with the Guarantee prescribes the manner in which the Fund must be managed during the Guarantee Period. Accordingly, the Financial Guaranty Agreement could limit the Sub-Adviser's ability to alter the management of the Fund during the Guarantee Period in response to changing market conditions.**

The use of futures contracts by the Fund can amplify a gain or loss, potentially earning or losing substantially more money than the actual cost of the investment. In addition, while a hedging strategy can guard against potential risks for the Fund as a whole, it adds to the Fund's expenses and may reduce or eliminate potential gains. There is also a risk that a futures contract intended as a hedge may not perform as expected.

The asset allocation process results in additional transaction costs such as brokerage commissions. This process can have an adverse effect on the performance of the Fund during periods of increased equity market volatility. In addition, a high portfolio turnover rate, which may also have an adverse effect on the performance of the Fund, may increase the Fund's transaction costs.

The asset allocation process and sale of fixed-income securities in connection with the transition period may also result in the realization of additional gains to the Fund and may therefore also increase the tax liability of shareholders. The Fund will distribute any net gains and income to shareholders. Such distributions are taxable to shareholders even if the distributions are reinvested in the Fund.

Shares of the Fund may fall in value and you could lose money by investing in the Fund if you redeem your shares prior to the Guarantee Maturity Date or if you continue to hold Fund shares after the Guarantee Maturity Date.

For a description of additional principal risks, see "Other Principal Risks of Investing in the Fund and "More Information About Risks" later in this Prospectus.



MANAGEMENT OF THE FUND

ING Pilgrim Investments, LLC, a Delaware limited liability company (ING Pilgrim or Adviser), serves as the investment adviser to the Fund. ING Pilgrim has overall responsibility for the management of the Fund. ING Pilgrim provides or oversees all investment advisory and portfolio management services for the Fund, and assists in managing and supervising all aspects of the general day-to-day business activities and operations of the Fund, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services.

Organized in December 1994, ING Pilgrim is registered as an investment adviser. ING Pilgrim is an indirect wholly-owned subsidiary of ING Groep N.V. (NYSE: ING) (ING Group). ING Group is a global financial institution active in the field of insurance, banking, and asset management in more than 65 countries, with almost 100,000 employees.

As of May 31, 2001, ING Pilgrim managed over $18.6 billion in assets.

ING Pilgrim's principal address is 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258.

For its services, ING Pilgrim is entitled to receive an advisory fee as set forth below. The advisory fee is expressed as an annual rate based on the average daily net assets of the Fund.

Offering Phase	0.25%
Guarantee Period	0.80%
Index Plus LargeCap Period	0.60%

ING Pilgrim has engaged Aeltus Investment Management, Inc., a Connecticut corporation (Aeltus or Sub-Adviser), to serve as the investment sub-adviser to the Fund's portfolio. Aeltus is responsible for managing the assets of the Fund in accordance with its investment objectives and policies, subject to oversight by ING Pilgrim.

Founded in 1972, Aeltus is registered as an investment adviser. Aeltus is an indirect wholly-owned subsidiary of ING Group, and is an affiliate of ING Pilgrim. Aeltus has acted as adviser or sub-adviser to mutual funds since 1994 and has managed institutional accounts since 1972.

As of May 31, 2001, Aeltus managed over $41 billion in assets.

Its principal office is located at 10 State House Square, Hartford, Connecticut 06103-3602.

For its services, Aeltus is entitled to receive a sub-advisory fee as set forth below. The sub-advisory fee is expressed as an annual rate based on the average daily net assets of the Fund.

Offering Phase	0.125%
Guarantee Period	0.40 %
Index Plus LargeCap Period	0.30 %

Portfolio Management During the Guarantee Period

Asset Allocation. Mary Ann Fernandez, Senior Vice President, Aeltus, serves as strategist for the Fund and is responsible for overseeing the overall Fund strategy and the allocation of Fund assets between the Equity and Fixed components. Ms. Fernandez joined Aeltus in 1996 as Vice President of product development and is currently serving as a Portfolio Specialist, assisting in the management and marketing of certain equity strategies managed by Aeltus. Previously, Ms. Fernandez was employed as Managing Director in the Real Estate Investment Group of Aetna Inc.

Equity Component. Hugh T. M. Whelan, Portfolio Manager, Aeltus, co-manages the Equity Component. Mr. Whelan has been serving as a quantitative equity analyst since 1999. Previously, Mr. Whelan served as an analyst in Aeltus' fixed income group since 1994.

Douglas E. Coté, Portfolio Manager, Aeltus, co-manages the Equity Component. Mr. Coté has been serving as a quantitative equity analyst since 1996. Previously, Mr. Coté was responsible for developing quantitative applications for Aeltus' equity department.

Fixed Component. The Fixed Component is managed by a team of Aeltus fixed-income specialists.

Portfolio Management During the Index Plus LargeCap Period

It is anticipated that Messrs. Whelan and Coté will manage the Fund during the Index Plus LargeCap Period.



EXHIBIT B

Securities Act of 1933 File No.: 333-56881
Investment Company Act of 1940 File No.: 811-8817

ING PRINCIPAL PROTECTION FUNDS

Supplement Dated July 22, 2003
To The Class A, B and C Prospectuses
(Dates of Which are Indicated in Parentheses)

ING Principal Protection Fund [1] (July 3, 2001)
ING Principal Protection Fund II [2] (November 5, 2001)
ING Principal Protection Fund III (March 1, 2002)
ING Principal Protection Fund IV (June 7, 2002)
ING Principal Protection Fund V (October 11, 2002)
ING Principal Protection Fund VI (January 10, 2003)
ING Principal Protection Fund VII (April 15, 2003)

The section entitled "Guarantee Period Investment Strategy," on page 2 of each Prospectus, is amended to insert the following subsection prior to the subsection entitled "Fixed Component" on page 2:

Investment Strategy Under Certain Market Conditions -- In the event that the Equity Component's market value is $5 Million or less, in order to replicate investment in stocks listed on the S&P 500, the Sub-Adviser may invest the entire amount of the Equity Component's assets in S&P 500 futures, in exchange traded funds (ETFs), or in a combination of S&P 500 futures and ETFs, subject to any limitation on the Fund's investments in such securities. ETFs are passively managed investment companies traded on a securities exchange whose goal is to track or replicate a desired index. The Sub-Adviser will not employ an enhanced index strategy when it invests in S&P 500 futures and ETFs.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE

[1] Formerly named Pilgrim Principal Protection Fund.
[2] Formerly named Pilgrim Principal Protection Fund II.

EXHIBIT C

Prospectus

April 15, 2003

Classes A, B and C

ING Principal Protection Fund VII

The Offering Period will run from May 1, 2003 through July 10, 2003. All monies to purchase shares during the Offering Period must be received no later than July 10, 2003.



This prospectus contains important information about investing in the ING Principal Protection Fund VII. You should read it carefully before you invest, and keep it for future reference. Please note that your investment is not a bank deposit, is not guaranteed by the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board or any other government agency and is affected by market fluctuations. There is no guarantee that the Fund will achieve its objective. As with all mutual funds, the U.S. Securities and Exchange Commission (SEC) has not approved or disapproved these securities nor has the SEC judged whether the information in this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.


ING

FUNDS

ING Principal Protection Fund VII

Guarantee Period Objective



During the Guarantee Period, the Fund seeks to participate in favorable equity market conditions while preserving at least the principal amount of the Fund as of the inception of the Guarantee Period.

Guarantee Period Investment Strategy



Principal Investment Strategies. The Fund will not implement an "investment strategy" in any conventional sense. Rather, the Fund's asset allocation strategy seeks to optimize the exposure of the series to the Equity Component while protecting Fund assets. Assets allocated to the Equity Component may be reduced or eliminated in order to conserve assets at a level equal to or above the present value of the Payment Undertaking. The Fund allocates its assets among the following asset classes:

- During the Offering Period, the Fund's assets will be invested in short-term instruments.
- During the Guarantee Period, the Fund's assets will be allocated between the:
  - **Equity Component**, consisting of common stocks included in the Standard and Poor's 500 Index (S&P 500) and futures contracts on the S&P 500; and the
  - **Fixed Component**, consisting primarily of short- to intermediate-duration U.S. Government securities.

The Fund's asset allocation strategy is implemented by allocating assets appropriately to the Equity Component and to the Fixed Component to optimize exposure to the Equity Component while controlling the risk that payment under the Payment Undertaking will be required. Consequently, there can be no assurance as to the percentage of assets, if any, allocated to the Equity Component, or to any investment returns generated by the Fund.

Asset Allocation — the Sub-Adviser uses a proprietary computer model to determine on a daily basis the percentage of assets allocated to the Equity Component and to the Fixed Component. The model evaluates a number of factors, including the then current market value of the Fund, the then prevailing level of interest rates, equity market volatility, the Fund's total annual expenses, and the Maturity Date. The model determines the initial allocation between the Equity Component and the Fixed Component on the first day of the Guarantee Period and provides direction for any reallocations on a daily basis thereafter. Generally, as the value of the Equity Component rises, more assets are allocated to the Equity Component; as the value of the Equity Component declines, more assets are allocated to the Fixed Component. The amount directed to the Equity Component is always restricted so that even if it were to experience a 30% decline in value on a given day and before being redirected to the Fixed Component, the remaining assets would still be sufficient to meet the Payment Undertaking. The allocation to the Equity Component or the Fixed Component may be zero under certain circumstances.

Equity Component — the Equity Component will be managed by the Sub-Adviser to the Fund, subject to oversight by the Adviser. The Sub-Adviser will employ an Enhanced Index Strategy. That strategy means that the Sub-Adviser invests at least 80% of the Equity Component's net assets in stocks included in the Standard and Poor's 500 Index (S&P 500), although the weightings of the stocks will vary somewhat from their respective weightings in the S&P 500, as described below. The Equity Component may also include up to 20% of S&P 500 futures contracts. The S&P 500 is a stock market index comprised of common stocks of 500 of the largest publicly traded companies in the U.S. selected by Standard and Poor's Corporation (S&P).

The Sub-Adviser manages the Equity Component by overweighting those stocks that it believes will outperform the S&P 500 and underweighting (or avoiding altogether) those stocks that it believes will underperform the S&P 500. Stocks that the Sub-Adviser believes are likely to match the performance of the S&P 500 are invested in proportion to their representation in the Index. To determine which stocks to weight more or less heavily, the Sub-Adviser uses internally developed quantitative computer models to evaluate various criteria, such as the financial strength of each company and its potential for strong, sustained earnings growth. At any one time, the Equity Component must hold 400 stocks and generally holds between 400 and 450 stocks included in the S&P 500. Although the Equity Component will not hold all of the stocks in the S&P 500, the Sub-Adviser expects that there will be a close correlation between the performance of the Equity Component and that of the S&P 500 in both rising and falling markets.

The Fund may use futures for hedging purposes. Futures contracts provide for the future sale by one party and purchase by another party of a specified amount of a financial instrument or a specific stock market index for a specified price on a designated date. During the

Guarantee Period, the Fund may only invest in futures contracts on the S&P 500 and U.S. Treasury securities.

Fixed Component — the Sub-Adviser looks to select investments for the Fixed Component with financial characteristics that will, at any point in time, closely resemble those of a portfolio of zero coupon bonds which mature within three months of the Guarantee Maturity Date. The Fixed Component will consist primarily of securities issued or guaranteed by the U.S. Government and its agencies or instrumentalities of a short- to intermediate-duration. Duration refers to the sensitivity of fixed income securities to interest rate changes. Generally, fixed income securities with shorter durations are less sensitive to changes in interest rates. These securities include STRIPS (Separate Trading of Registered Interest and Principal of Securities). STRIPS are created by the Federal Reserve Bank by separating the interest and principal components of an outstanding U.S. Treasury or agency bond and selling them as individual securities. The Fixed Component may also include corporate bonds rated AA– or higher by S&P and/or Aa3 or higher by Moody's Investors Service, Inc., futures on U.S. Treasury securities and money market instruments.

Turnover. The model may require the Fund to have a portfolio turnover rate in excess of 200%. Portfolio turnover refers to the frequency of portfolio transactions and the percentage of portfolio assets being bought and sold during the year.

Transition Period. After July 15, 2008 (Guarantee Maturity Date), the Fund will, in the ordinary course of its investment activities, sell any fixed-income securities remaining in its portfolio and purchase stocks included in the S&P 500 and S&P 500 futures contracts as soon as reasonably practicable, in order to conform its holdings to the Fund's Index Plus LargeCap Period investment objective as described later in the Prospectus.

PRINCIPAL GUARANTEE PERIOD RISKS



You could lose money on an investment in the Fund. All mutual funds have varying degrees of risk, depending on the securities they invest in. Please read this prospectus carefully to be sure you understand the principal risks and strategies associated with the Fund. You should consult the Statement of Additional Information (SAI) for a complete list of the risks and strategies.

The principal risks of an investment in the Fund during the Guarantee Period involve opportunity costs, as well as the risks of investing in stocks and bonds. Opportunity Costs involve the likelihood that a significant portion of Fund assets are allocated to the Fixed Component during periods of low interest rates and/or of declining equity market which reduces the Fund's ability to participate fully in upward equity market movement.

Allocation Risk: If at the inception of, or any time during, the Guarantee Period interest rates are low, the Fund's assets may be largely invested in the Fixed Component in order to decrease the likelihood that a payment would be required under the Payment Undertaking. The effect of low interest rates on the Fund would likely be more pronounced at the inception of the Guarantee Period, as the initial allocation of assets would include more fixed income securities. In addition, if during the Guarantee Period the equity markets experienced a major decline, the Fund's assets may become largely invested in the Fixed Component. In fact, if the value of the Equity Component were to decline by a significant amount, a complete reallocation to the Fixed Component would likely occur. In the event of a reallocation of 100% of the assets to the Fixed Component, the Fund would not reallocate any assets into the Equity Component prior to the Maturity Date. **Use of the Fixed Component reduces the Fund's ability to participate as fully in upward equity market movements, and therefore represents some loss of opportunity, or opportunity cost, compared to a portfolio that is fully invested in equities.**

Asset Allocation May Underperform Static Strategies. The asset allocation process results in transaction costs. Volatile periods in the market may increase these costs. This process can have an adverse effect on the performance of the Fund during periods of increased equity market volatility. In addition, a high portfolio turnover rate, which may also have an adverse effect on the performance of the Fund, may increase the Fund's transaction costs.

Opportunity Costs. There are substantial opportunity costs associated with an investment in the Fund. The Fund may allocate a substantial portion, and under certain circumstances all, of the Fund's assets to the Fixed Component in order to conserve Fund assets to a level equal to or above the present value of the Payment Undertaking.

Initially, if interest rates are low, the allocation to the Fixed Component may be over 70% of the Fund assets. If the market value of the Equity Component rises, the percentage of the Fund's assets allocated to the Equity Component generally will also rise. However, the relative volatility of these two Components as well as the past performance of the Fund will affect these allocations. For example, if the Fund incurs early losses, the Fund may



ING Investments, LLC, an Arizona limited liability company (ING Investments or Adviser), serves as the investment adviser to the Fund. ING Investments has overall responsibility for the management of the Fund. ING Investments provides or oversees all investment advisory and portfolio management services for the Fund, and assists in managing and supervising all aspects of the general day-to-day business activities and operations of the Fund, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services.

Organized in December 1994, ING Investments is registered as an investment adviser. ING Investments is an indirect wholly-owned subsidiary of ING Groep N.V. (NYSE: ING). ING Groep N.V. is a global financial institution active in the field of insurance, banking, and asset management in more than 65 countries, with over 110,000 employees.

As of March 31, 2003, ING Investments managed over $32.5 billion in assets.

ING Investments' principal address is 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258.

For its services, ING Investments is entitled to receive an advisory fee as set forth below. The advisory fee is expressed as an annual rate based on the average daily net assets of the Fund.

Offering Phase and Quiet Period	0.25%
Guarantee Period	0.80%
Index Plus LargeCap Period	0.60%

ING Investments has engaged Aeltus Investment Management, Inc., a Connecticut corporation (Aeltus or Sub-Adviser), to serve as the investment sub-adviser to the Fund's portfolio. Aeltus is responsible for managing the assets of the Fund in accordance with its investment objectives and policies, subject to oversight by ING Investments.

Founded in 1972, Aeltus is registered as an investment adviser. Aeltus is an indirect wholly-owned subsidiary of ING Groep N.V., and is an affiliate of ING Investments. Aeltus has acted as adviser or sub-adviser to mutual funds since 1994 and has managed institutional accounts since 1972.

As of March 31, 2003, Aeltus managed over $38.1 billion in assets.

Its principal office is located at 10 State House Square, Hartford, Connecticut 06103-3602.

For its services, Aeltus is entitled to receive a sub-advisory fee as set forth below. The sub-advisory fee is expressed as an annual rate based on the average daily net assets of the Fund and is paid by the Adviser.

Offering Phase and Quiet Period	0.1125%
Guarantee Period	0.36%
Index Plus LargeCap Period	0.27%

Portfolio Management During the Guarantee Period

Asset Allocation. Mary Ann Fernandez, Senior Vice President, Aeltus, serves as strategist for the Fund and is responsible for overseeing the overall Fund strategy and the allocation of Fund assets between the Equity and Fixed components. Ms. Fernandez joined Aeltus in 1996 as Vice President of product development and is currently serving as a Portfolio Specialist, assisting in the management and marketing of certain equity strategies managed by Aeltus. Previously, Ms. Fernandez was employed as Managing Director in the Real Estate Investment Group of Aetna Inc.

Equity Component. Hugh T. M. Whelan, Portfolio Manager, Aeltus, co-manages the Equity Component. Mr. Whelan has been serving as a quantitative equity analyst since 1999. Previously, Mr. Whelan served as an analyst in Aeltus' fixed income group since 1994.

Douglas E. Coté, Portfolio Manager, Aeltus, co-manages the Equity Component. Mr. Coté has been serving as a quantitative equity analyst since 1996. Previously, Mr. Coté was responsible for developing quantitative applications for Aeltus' equity department.

Fixed Component. John Murphy is a Portfolio Manager for the ING Aeltus mortgage separate accounts and the Fixed Component. In 1986, he joined Aeltus and has served as a quantitative analyst and assistant portfolio manager of fixed income investments. He is a Chartered Financial Analyst.



Securities Act of 1933 File No.: 333-56881
Investment Company Act of 1940 File No.: 811-8817

ING PRINCIPAL PROTECTION FUND
Supplement Dated June 24, 2003
To The Class A, B and C Prospectus
ING Principal Protection Fund VII
Dated April 15, 2003

The following amends the Section entitled "What You Pay to Invest" on page 7 as well as the information regarding advisory, sub-advisory and administrative fees noted on page 17.

ING Investments has agreed to modify the Expense Limitation Agreement to waive the Management Fee, during all or a portion of the Guarantee Period, so that the Fund will have Net Expenses on an annual basis of 0.95% for Class A shares, and 1.70% for Class B and C shares. This action was taken because, in the current interest rate environment, the allocation formula would permit little or no allocation to the Equity Component of the Fund under the fee schedule outlined on page 7. The portion of the Fund's assets allocated to equity securities does not affect the Guaranteed Amount but does impact the extent to which the fund offers the potential to participate in equity markets. The Expense Limitation Agreement may be modified during the Guarantee Period to reinstate some or all of the fees upon approval of the Fund's Board of Trustees.

There is no assurance as to the allocation of Fund assets to the Equity Component. If interest rates on the types of securities included in the Fixed Component continue to decline or the market value of the Equity Component declines, the allocation to the Equity Component may decline from its initial position, or be eliminated altogether, and the Fund would not participate in any increases or decreases in the equity market after that time. The asset allocation does not affect the Payment Undertaking of the Fund, nor does it affect the Guaranteed Amount. However it will determine the allocation of Fund assets invested in the Equity Component and the ability of the Fund to participate in the equity market.

The following amends all references to the following dates in the Prospectus: Offering Period, Quiet Period, Guarantee Period, Guarantee Maturity Date and Index Plus LargeCap Period:

The Offering Period of the Fund will close on June 24, 2003. Therefore, all other related dates have been accelerated as outlined below:

Offering Period	May 1, 2003 to June 24, 2003
Quiet Period	June 25, 2003 to June 29, 2003
Guarantee Period	June 30, 2003 to June 26, 2008
Guarantee Maturity Date	June 26, 2008
Index Plus LargeCap Period Begins	June 27, 2008

EXHIBIT D

Prospectus

September 5, 2003

Classes A, B and C

ING Principal Protection Fund VIII

The Offering Period will run from October 1, 2003 through December 15, 2003. All monies to purchase shares during the Offering Period must be received no later than December 15, 2003.



This prospectus contains important information about investing in the ING Principal Protection Fund VIII. You should read it carefully before you invest, and keep it for future reference. Please note that your investment: is not a bank deposit, is not guaranteed by the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board or any other government agency and is affected by market fluctuations. There is no guarantee that the Fund will achieve its objective. As with all mutual funds, the U.S. Securities and Exchange Commission (SEC) has not approved or disapproved these securities nor has the SEC judged whether the information in this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

ING FUNDS

Adviser
ING Investments, LLC
Sub-Adviser
Aeltus Investment Management, Inc.

ING PRINCIPAL PROTECTION FUND VIII

GUARANTEE PERIOD OBJECTIVE



During the Guarantee Period, the Fund seeks to participate in favorable equity market conditions while preserving at least the principal amount of the Fund as of the inception of the Guarantee Period.

GUARANTEE PERIOD INVESTMENT STRATEGY



Principal Investment Strategies. The Fund will not implement an "investment strategy" in any conventional sense. Rather, the Fund's asset allocation strategy seeks to optimize the exposure of the Fund to the Equity Component while protecting Fund assets. Assets allocated to the Equity Component may be reduced or eliminated in order to conserve assets at a level equal to or above the present value of the Payment Undertaking. The Fund allocates its assets among the following asset classes:

- During the Offering Period, the Fund's assets will be invested in short-term instruments.
- During the Guarantee Period, the Fund's assets will be allocated between the:
  - **Equity Component**, consisting primarily of common stocks included in the Standard and Poor's 500 Composite Stock Price Index (S&P 500), and futures contracts on the S&P 500; and the
  - **Fixed Component**, consisting primarily of short- to intermediate-duration U.S. Government securities.

The Fund's asset allocation strategy is implemented by allocating assets appropriately to the Equity Component and to the Fixed Component to optimize exposure to the Equity Component while controlling the risk that payment under the Payment Undertaking will be required. Consequently, there can be no assurance as to the percentage of assets, if any, allocated to the Equity Component, or to any investment returns generated by the Fund.

Asset Allocation — the Sub-Adviser uses a proprietary computer model to determine on a daily basis the percentage of assets allocated to the Equity Component and to the Fixed Component. The model evaluates a number of factors, including the then current market value of the Fund, the then prevailing level of interest rates, equity market volatility, the Fund's total annual expenses, and the Maturity Date. The model determines the initial allocation between the Equity Component and the Fixed Component on the first day of the Guarantee Period and provides direction for any reallocations on a daily basis thereafter. Generally, as the value of the Equity Component rises, more assets are allocated to the Equity Component; as the value of the Equity Component declines, more assets are allocated to the Fixed Component. The amount directed to the Equity Component is always restricted so that even if it were to experience a 30% decline in value on a given day and before being redirected to the Fixed Component, the remaining assets would still be sufficient to meet the Payment Undertaking. The allocation to the Equity Component or the Fixed Component may be zero under certain circumstances.

Equity Component — the Equity Component will be managed by the Sub-Adviser to the Fund, subject to oversight by the Adviser. The Sub-Adviser will employ an enhanced index strategy. That strategy means that the Sub-Adviser invests at least 80% of the Equity Component's net assets in stocks included in the S&P 500, although the weightings of the stocks will vary somewhat from their respective weightings in the S&P 500, as described below. The S&P 500 is a stock market index comprised of common stocks of 500 of the largest publicly traded companies in the U.S. selected by Standard and Poor's Corporation (S&P).

The Sub-Adviser manages the Equity Component by overweighting those stocks that it believes will outperform the S&P 500 and underweighting (or avoiding altogether) those stocks that it believes will underperform the S&P 500. Stocks that the Sub-Adviser believes are likely to match the performance of the S&P 500 are generally invested in proportion to their representation in the index. To determine which stocks to weight more or less heavily, the Sub-Adviser uses internally developed quantitative computer models to evaluate various criteria, such as the financial strength of each company and its potential for strong, sustained earnings growth. It is expected that at any one time the Equity Component will hold at least 400 stocks and generally will hold between 400 and 450 stocks included in the S&P 500. Although the Equity Component will not hold all of the stocks in the S&P 500, the Sub-Adviser expects that there will be a close correlation between the performance of the Equity Component and that of the S&P 500 in both rising and falling markets.

Under normal market conditions, up to 20% of the Equity Component's net assets may be invested in futures contracts for hedging purposes or to maintain liquidity to meet shareholder redemptions and minimize trading costs. Futures contracts provide for the future sale by one party and purchase by another party of a specified amount of a financial instrument or a specific stock market index for a

specified price on a designated date. During the Guarantee Period, the Fund may only invest in futures contracts on the S&P 500 and futures contracts on U.S. Treasury securities.

Investment Strategy Under Certain Market Conditions — In the event that the Equity Component's market value is $5 Million or less, in order to replicate investment in stocks listed on the S&P 500, the Sub-Adviser may invest the entire amount of the Equity Component's assets in S&P 500 futures, in exchange traded funds (ETFs), or in a combination of S&P 500 futures and ETFs, subject to any limitation on the Fund's investments in such securities. ETFs are passively managed investment companies traded on a securities exchange whose goal is to track or replicate a desired index. The Sub-Adviser will not employ an enhanced index strategy when it invests in S&P 500 futures and ETFs.

Fixed Component — the Sub-Adviser looks to select investments for the Fixed Component with financial characteristics that will, at any point in time, closely resemble those of a portfolio of zero coupon bonds which mature within three months of the Guarantee Maturity Date. The Fixed Component will consist primarily of securities issued or guaranteed by the U.S. Government and its agencies or instrumentalities of a short- to intermediate-duration. Duration refers to the sensitivity of fixed income securities to interest rate changes. Generally, fixed income securities with shorter durations are less sensitive to changes in interest rates. These securities include STRIPS (Separate Trading of Registered Interest and Principal of Securities). STRIPS are created by the Federal Reserve Bank by separating the interest and principal components of an outstanding U.S. Treasury or agency bond and selling them as individual securities. The Fixed Component may also include corporate bonds rated AA– or higher by S&P and/or Aa3 or higher by Moody's Investors Service, Inc., futures on U.S. Treasury securities and money market instruments.

Turnover. The model may require the Fund to have a portfolio turnover rate in excess of 200%. Portfolio turnover refers to the frequency of portfolio transactions and the percentage of portfolio assets being bought and sold during the year.

Transition Period. After December 22, 2008 (Guarantee Maturity Date), the Fund will, in the ordinary course of its investment activities, sell any fixed-income securities remaining in its portfolio and purchase stocks included in the S&P 500 and S&P 500 futures contracts as soon as reasonably practicable, in order to conform its holdings to the Fund's Index Plus LargeCap Period investment objective as described later in the Prospectus.

PRINCIPAL GUARANTEE PERIOD RISKS



You could lose money on an investment in the Fund. All mutual funds have varying degrees of risk, depending on the securities they invest in. Please read this prospectus carefully to be sure you understand the principal risks and strategies associated with the Fund. You should consult the Statement of Additional Information (SAI) for a complete list of the risks and strategies.

The principal risks of an investment in the Fund during the Guarantee Period involve opportunity costs, as well as the risks of investing in stocks and bonds. Opportunity Costs involve the likelihood that a significant portion of Fund assets are allocated to the Fixed Component during periods of low interest rates and/or of declining equity market which reduces the Fund's ability to participate fully in upward equity market movement.

Allocation Risk: If at the inception of, or any time during, the Guarantee Period interest rates are low, the Fund's assets may be largely invested in the Fixed Component in order to decrease the likelihood that a payment would be required under the Payment Undertaking. The effect of low interest rates on the Fund would likely be more pronounced at the inception of the Guarantee Period, as the initial allocation of assets would include more fixed income securities. In addition, if during the Guarantee Period the equity markets experienced a major decline, the Fund's assets may become largely invested in the Fixed Component. In fact, if the value of the Equity Component were to decline by a significant amount, a complete reallocation to the Fixed Component would likely occur. In the event of a reallocation of 100% of the assets to the Fixed Component, the Fund would not reallocate any assets into the Equity Component prior to the Maturity Date. **Use of the Fixed Component reduces the Fund's ability to participate as fully in upward equity market movements, and therefore represents some loss of opportunity, or opportunity cost, compared to a portfolio that is fully invested in equities.**

Opportunity Costs. There are substantial opportunity costs associated with an investment in the Fund. The Fund may allocate a substantial portion, and under certain circumstances all, of the Fund's assets to the Fixed Component in order to conserve Fund assets to a level equal to or above the present value of the Payment Undertaking.

Initially, if interest rates are low, the allocation to the Fixed Component may be over 70% of the Fund assets. If the market value of the Equity Component rises, the



If you have any questions, please call 1-800-992-0180.

ING Investments, LLC, an Arizona limited liability company (ING Investments or Adviser), serves as the investment adviser to the Fund. ING Investments has overall responsibility for the management of the Fund. ING Investments provides or oversees all investment advisory and portfolio management services for the Fund, and assists in managing and supervising all aspects of the general day-to-day business activities and operations of the Fund, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services.

Organized in December 1994, ING Investments is registered as an investment adviser. ING Investments is an indirect wholly-owned subsidiary of ING Groep N.V. (NYSE: ING). ING Groep N.V. is a global financial institution active in the field of insurance, banking, and asset management in more than 65 countries, with over 110,000 employees.

As of July 31, 2003, ING Investments managed over $34.4 billion in assets.

ING Investments' principal address is 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258.

For its services, ING Investments is entitled to receive an advisory fee as set forth below. The advisory fee is expressed as an annual rate based on the average daily net assets of the Fund.

Offering Phase and Quiet Period	0.25%
Guarantee Period	
— Equity Component	0.80%
— Fixed Component	0.55%
— ETF Strategy	0.55%
Index Plus LargeCap Period	0.60%

ING Investments has engaged Aeltus Investment Management, Inc., a Connecticut corporation (ING Aeltus or Sub-Adviser), to serve as the investment sub-adviser to the Fund's portfolio. ING Aeltus is responsible for managing the assets of the Fund in accordance with its investment objectives and policies, subject to oversight by ING Investments.

Founded in 1972, ING Aeltus is registered as an investment adviser. ING Aeltus is an indirect wholly-owned subsidiary of ING Groep N.V., and is an affiliate of ING Investments. ING Aeltus has acted as adviser or sub-adviser to mutual funds since 1994 and has managed institutional accounts since 1972.

As of July 31, 2003, ING Aeltus managed over $41 billion in assets.

Its principal office is located at 10 State House Square, Hartford, Connecticut 06103-3602.

For its services, ING Aeltus is entitled to receive a sub-advisory fee as set forth below. The sub-advisory fee is expressed as an annual rate based on the average daily net assets of the Fund and is paid by the Adviser.

Offering Phase and Quiet Period	0.1125%
Guarantee Period	
— Equity Component	0.36 %
— Fixed Component	0.2475%
— ETF Strategy	0.2475%
Index Plus LargeCap Period	0.27 %

Portfolio Management During the Guarantee Period

Asset Allocation. Mary Ann Fernandez, Senior Vice President, ING Aeltus, serves as strategist for the Fund and is responsible for overseeing the overall Fund strategy and the allocation of Fund assets between the Equity and Fixed components. Ms. Fernandez joined ING Aeltus in 1996 as Vice President of product development and is currently serving as a Portfolio Specialist, assisting in the management and marketing of certain equity strategies managed by ING Aeltus.

Equity Component. Hugh T. M. Whelan, Portfolio Manager, ING Aeltus, co-manages the Equity Component. Mr. Whelan has been serving as a quantitative equity analyst since 1999. Previously, Mr. Whelan served as an analyst in ING Aeltus' fixed income group since 1994.

Douglas E. Coté, Portfolio Manager, ING Aeltus, co-manages the Equity Component. Mr. Coté has been serving as a quantitative equity analyst since 1996. Previously, Mr. Coté was responsible for developing quantitative applications for ING Aeltus' equity department.

Fixed Component. The Fixed Component is managed by a team of fixed-income specialists led by James B. Kauffmann. Mr. Kauffmann joined ING Groep N.V. in 1996 and has over 17 years of experience. Prior to joining ING Groep N.V. he spent four years at Alfa Investments Inc., where he was senior fixed income portfolio manager. Additionally, he has worked in the capital markets group of a major Wall Street dealer and served as an analyst with a venture capital fund.

Portfolio Management During the Index Plus LargeCap Period

It is anticipated that Messrs. Whelan and Coté will manage the Fund during the Index Plus LargeCap Period.